UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C/A

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☑ Form C/A: Amendment to Offering Statement
  ☐ Check box if Amendment is material and investors must reconfirm within five business days.
  This non-material amendment is filed to provide for a special Labor Day Weekend Time-Based Perks promotion, which is retroactive to the initial launch of the Company's Offering on August 25, 2026.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of Issuer:

CERLOS® Factory I, LLC

Legal status of Issuer:

Form:

Limited Liability Company

Jurisdiction of Incorporation/Organization:

Delaware

Date of Organization:

March 31, 2026

Physical Address of Issuer:

5740 Arville Street, Suite 220, Las Vegas, NV 89118, United States

Website of Issuer:

https://www.cerlos.com/

Is there a Co-Issuer? __ Yes _X_ No

Name of Intermediary through which the Offering will be Conducted:

DealMaker Securities LLC

CIK Number of Intermediary:

0001872856

SEC File Number of Intermediary:

008-70756

CRD Number of Intermediary:

315324

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

As compensation for the services provided by DealMaker Securities LLC, the Issuer is required to pay to DealMaker Securities LLC a fee consisting of an eight and one-half percent (8.5%) cash commission based on the dollar amount of the Securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. This fee is inclusive of all payment processing fees, transaction fees, electronic signature fees and AML search fees. There is also a $2,000 monthly fee for the use of the platform payable to DealMaker Securities LLC or its affiliates.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

None.

Name of qualified third party "Escrow Agent" which the Offering will utilize

Enterprise Bank & Trust, a Missouri chartered trust company

Type of Security Offered:

Class B Common Units

Target Number of Securities to be Offered:

9,662

Price (or Method for Determining Price):

$1.00

Target Offering Amount:

$10,000.17

Oversubscriptions Accepted:
☑ Yes
☐ No

Oversubscriptions will be Allocated:
☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other: At the Company's discretion

Maximum Offering Amount (if different from Target Offering Amount):

$5,000,000

Deadline to reach the Target Offering Amount:

April 30, 2027

If the sum of the investment commitments does not equal or exceed the Target Offering Amount at the deadline to reach the Target Offering Amount, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned.

Current Number of Employees:

0

	Inception Date (2026)*	Prior fiscal year-end (2025)*
Total Assets	$0.00	N/A
Cash & Cash Equivalents	$0.00	N/A
Accounts Receivable	$0.00	N/A
Current Liabilities	$0.00	N/A
Long-Term Liabilities	$0.00	N/A
Revenues/Sales	$0.00	N/A
Cost of Goods Sold	$0.00	N/A
Taxes Paid	$0.00	N/A
Net Income/(Net Loss)	$(0.00)	N/A

*Reflects the financial results for the Company as of inception on March 31, 2026. Exhibit E, attached hereto and made a part hereof, includes the audited inception financial statements for the Issuer.

The jurisdictions in which the issuer intends to offer the securities:

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

TABLE OF CONTENTS

EXHIBITS

Exhibit A: Offering Statement
Exhibit B: Investor Website
Exhibit C: Subscription Agreement between Investor and Company
Exhibit D: Operating Agreement of Company and Joinder
Exhibit E: Financial Statements
Exhibit F: Video Transcript

Offering Statement (Exhibit A)
September 4, 2026

CERLOS® FACTORY I, LLC

The Future Of Building Materials

Up to $5,000,000.00 of Class B Common Units

CERLOS® Factory I, LLC ("**CERLOS® Factory I,**" " the "**Company,**" "we," "us," or "our") is offering a minimum amount of $10,000.17 (the "**Target Offering Amount**") and up to a maximum amount of $5,000,000.00 (the "**Maximum Offering Amount**") of Class B Common Units (the "**Securities**"), at a purchase price of $1.00 per Class B Common Unit on a best efforts basis as described in this Form C/A (this **"Offering**"). The Target Offering Amount and Maximum Offering Amount include the 3.5% investor processing fee, subject to a maximum fee of $300, total for all investments. The Company must raise an amount equal to or greater than the Target Offering Amount by April 30, 2027 (the "**Offering Deadline**"). Unless the Company receives investment commitments, which are fully paid for and meet all other requirements set by this Offering, in an amount not less than the Target Offering Amount by the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be cancelled and all committed funds will be returned.

Investment commitments may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason. Purchasers of the Securities ("**Investors**" or "**you**") must complete the purchase process through our intermediary, DealMaker Securities LLC (the "**Intermediary**"). All committed funds will be held in escrow with Enterprise Bank & Trust, a Missouri chartered trust company with banking powers (the "**Escrow Agent**") until the Target Offering Amount has been met or exceeded and one or more closings occur. You may cancel an investment commitment up to 48 hours prior to the Offering Deadline, or such earlier time as the Company designates, pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary. The Intermediary has the ability to reject any investment commitment and may cancel or rescind our offer to sell the Securities at any time for any reason.

	Price to Investors	Service Fees and Commissions (1)(2)	Net Proceeds
Minimum Individual Purchase Amount (3)	$1,000.00	$85.00	$915.00
Investor Processing Fee (4)	$35.00	$2.98	$32.02
Target Offering Amount	$10,000.17	$850.01	$9,150.16
Maximum Offering Amount	$5,000,000.00	$425,000.00	$4,575,000.00

(1) This excludes fees to Company's advisors, such as attorneys and accountants.

(2) In addition to the eight and one-half percent (8.5%) commission on cash proceeds received in the Offering, the Intermediary will also receive a one-time $25,000 payment for onboarding, due diligence and asset creation and a $2,000 monthly fee for use of the platform payable to DealMaker Securities LLC or its affiliates.

(3) The Company reserves the right to amend the Minimum Individual Purchase Amount, in its sole discretion.

(4) The Company will charge each Investor a fee of three and one-half percent (3.5%) of the Investor's investment amount, subject to a maximum fee of $300 ("**Investor Processing Fee**"). The Investor Processing Fee is counted toward the amount the Company is seeking to raise under Regulation CF and the limit each investor may invest pursuant to Regulation CF (as described in the section below entitled "CAPITALIZATION AND OWNERSHIP") and is included in the Minimum Individual Investment Amount, consisting of the Minimum Individual Purchase Amount ($1,000 to purchase 1,000 shares of Class B Common Units) plus the Investor Processing Fee. The Intermediary receives commissions on the Investor Processing Fee.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the Company and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these Securities are exempt from registration.

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS. THERE ARE ALSO SIGNIFICANT UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THIS OFFERING AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THIS OFFERING IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C/A TITLED "*RISK FACTORS*".

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. PROSPECTVE INVESTORS SHOULD BE AWARE THAT

THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME. THE SECURITIES MAY HAVE FURTHER TRANSFER RESTRICTIONS NOT PROVIDED FOR BY FEDERAL, STATE OR FOREIGN LAW.

NO ONE SHOULD CONSTRUE THE CONTENTS OF THIS FORM C/A AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO YOUR PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT THEIR OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING THEIR INVESTMENT.

THIS OFFERING IS ONLY EXEMPT FROM REGISTRATION UNDER THE LAWS OF THE UNITED STATES AND ITS TERRITORIES. NO OFFER IS BEING MADE IN ANY JURISDICTION NOT LISTED IN THIS FORM C/A. PROSPECTIVE INVESTORS ARE SOLELY RESPONSIBLE FOR DETERMINING THE PERMISSIBILITY OF THEIR PARTICIPATING IN THIS OFFERING, INCLUDING OBSERVING ANY OTHER REQUIRED LEGAL FORMALITIES AND SEEKING CONSENT FROM THEIR LOCAL REGULATOR, IF NECESSARY. THE INTERMEDIARY FACILITATING THIS OFFERING IS LICENSED AND REGISTERED SOLELY IN THE UNITED STATES AND HAS NOT SECURED, AND HAS NOT SOUGHT TO SECURE, A LICENSE OR WAIVER OF THE NEED FOR SUCH LICENSE IN ANY OTHER JURISDICTION. THE COMPANY, THE ESCROW AGENT AND THE INTERMEDIARY, EACH RESERVE THE RIGHT TO REJECT ANY INVESTMENT COMMITMENT MADE BY ANY PROSPECTIVE INVESTOR, WHETHER FOREIGN OR DOMESTIC.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF YOU LIVE OUTSIDE OF THE UNITED STATES, IT IS YOUR RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

NOTICE REGARDING THE ESCROW AGENT

ENTERPRISE BANK & TRUST COMPANY, A MISSOURI CHARTERED TRUST COMPANY WITH BANKING POWERS, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT’S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

The date of this Form C/A is September 4, 2026

ABOUT THIS FORM C/A

You should rely only on the information contained in this Form C/A. We have not authorized anyone to provide any information or make any representations other than those contained in this Form C/A, and no source other than DealMaker Securities LLC (the **"Intermediary"**) has been authorized to host this Form C/A and the Offering. If anyone provides you with different or inconsistent information, you should not rely on it. We are not offering to sell, nor seeking offers to buy, the Securities (as defined below) in any jurisdiction where such offers and sales are not permitted. The information contained in this Form C/A and any documents incorporated by reference herein is accurate only as of the date of those respective documents, regardless of the time of delivery of this Form C/A or the time of issuance or sale of any Securities.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. Prior to the consummation of the purchase and sale of the Securities, the Company will afford prospective Investors (defined below) an opportunity to ask questions of, and receive answers from, the Company and its management concerning the terms and conditions of this Offering and the Company. Any such information provided to questions and answers are qualified by this Form C/A to the maximum extent permitted by law. Potential purchasers of the Securities are referred to herein as "**Investors**" or "**you**".

In making an investment decision, you must rely on your own examination of the Company and the terms of the Offering, including the merits and risks involved. The statements of the Company contained herein are based on information believed to be reliable; however, no warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C/A. For example, our business, financial condition, results of operations, and prospects may have changed since the date of this Form C/A. The Company does not expect to update or otherwise revise this Form C/A or any other materials supplied herewith.

This Form C/A is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This Form C/A and any documents incorporated by reference herein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C/A are forward-looking statements. Forward-looking statements give our current reasonable expectations and projections regarding our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C/A and any documents incorporated by reference herein are based on reasonable assumptions we have made in light of our industry experience, perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you read and consider this Form C/A, you should understand that these statements are not guarantees of performance or results. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Investors are cautioned not to place undue reliance on these forward-looking statements. Any forward-looking statements made in this Form C/A or any documents incorporated by reference herein is accurate only as of the date of those respective documents. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this Form C/A or to conform these statements to actual results or to changes in our expectations.

SUMMARY

The following summary highlights information contained elsewhere or incorporated by reference in this Form C/A. This summary may not contain all of the information that may be important to you. You should read this entire Form C/A carefully, including the matters discussed under the section titled "Risk Factors."

The Company

CERLOS® Factory I, LLC has a license to sell CERLOS® Siding and Facia building products which are fire-resistant, mold-resistant, termite-resistant, water-stable, 100% recyclable, and less expensive than competitive products. CERLOS® is a breakthrough technology that combines forestry and agricultural scraps with non-toxic and eco-friendly ingredients to create a proprietary new building material.

The Company was incorporated in Delaware on March 31, 2026 with offices in Las Vegas, Nevada. The Company/s website is https://www.cerlos.com/.

A full description of our products, services and business plan can be found on the Company's investor website page at the Company's website under https://invest.cerlos.com/ (the "**Investor Website Page**") and the version published as of the date of this Form C/A is attached as Exhibit B. Prospective Investors can use the Investor Website Page to ask the Company questions and for the Company to post immaterial updates to this Form C/A as well as make general announcements. You should view Exhibit B as well as the Investor Website Page at the time you consider making an investment commitment.

DIRECTORS, OFFICERS, MANAGERS, AND KEY PERSONS

The directors, officers, managers, and key persons of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Robert Bedard	Member of the Board of Managers of the Manager	Manager on Board of Managers of MOXY OID Factory Manager, LLC (2026 – Present). Responsible for Board oversight. CEO, Founder and Director of MOXY OID Composites USA, Inc. (2018 – Present); Responsible for growth strategy and operations, along with general CEO duties. CEO, Founder and Director of MOXY OID Technology Management, Ltd. (2011 – 2018). Responsible for growth strategy and operations, along with general CEO duties.	N/A
Joseph Ross	CEO of the Company and Member of the Board of Managers of the Manager	CEO of CERLOS® Factory I, LLC (2026 – Present). Responsible for CEO duties, including go-to-market strategy, production, and day-to-day operations. Co-CEO of rPlanet Earth (2018 – 2024). Founded a leading U.S. polyethylene terephthalate (PET) recycling facility.	Michigan State University, B.S., Packaging Engineering (1987).

The Manager of the Company is MOXY OID Factory Manager, LLC. The initial Board of Managers of MOXY OID Factory Manager, LLC consists of Robert Bedard and Joseph Ross. Their biographical information is noted below.

Biographical Information

Robert Bedard: Robert is a member of the Board of Managers of the Manager of the Company. He is a Las Vegas–based executive and business leader known for his role as Chief Executive Officer of MOXY OID Composites USA, Inc. With a focus on strategic growth and operational excellence, he has built a reputation for aligning vision with execution to drive organizational success. Bedard brings a results-oriented leadership style, emphasizing innovation, efficiency, and strong team development. His experience spans executive decision-making, business development, and guiding companies through competitive and evolving markets. Previously, Robert successfully exited a SaaS business in Vancouver, British Columbia.

Joseph Ross: Joe is the CEO of the Company and also a member of the Board of Managers of the Manager of the Company. He has experience working for a Fortune 500 company (NYSE: BMS) in numerous capacities. Joe climbed the ranks quickly from plastics engineer working in R&D to Vice-President of National Sales/Business Development in a six-year span. He was responsible for creating numerous "technology transfer" opportunities creating new multi-million-dollar markets segments for Bemis. Joe has founded numerous successful "start-ups" in the plastics packaging industry using patented technologies starting in 1995 that are still in operation today. He founded rPlanet Earth, a leading U.S. terephthalate (PET) recycling facility in Vernon, California. This facility diverts over 60 million pounds of curb-side collected PET bottles and processes the material back in to "food grade" PET products. Joe has raised over $300 million in investment from pensions, private equity, family offices, and high net worth individuals, in support of his various ventures. Joe earned a Packaging Engineering degree from Michigan State University in 1987.

Indemnification

Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

BUSINESS

A full description of our products, services and business plan can be found on the Company's Investor Website Page at https://invest.cerlos.com/. The version published as of the date of this Form C/A is attached as Exhibit B.

Description of the Business

In January 2025, the Palisades Fire burned through 23,448 acres of Pacific Palisades--one of the most expensive zip codes in North America. It destroyed 6,837 structures, killed 12 people, and generated economic damage estimated between $250–275 billion. The Palisades Fire burned simultaneously with the Eaton Fire, which burned through an additional 14,021 acres, destroyed 9,148 structures, killed 18 people, and generated economic damage estimated between $27-50 billion. School Districts, sewers, transportation, and power systems in Los Angeles County also sustained damages. In a single month, these two fires became the costliest wildfire event in U.S. history.[1, 2, 3]

MOXY OID Composites USA, Inc., a Delaware corporation (d/b/a "***MOXY OID***"), was established to **O**bserve, **I**nnovate, and **D**evelop (OID), a next-generation building materials science company. MOXY OID has invented a revolutionary fire-resistant and building material called cerlos (hereafter "***CERLOS®***"). The concept of CERLOS® has been in an R&D phase since 2011. As of the time of this Offering, more than $30.4 million has been invested in the science and development of CERLOS®. Four patents were applied for in 2025, and two more patents are expected to be applied for in 2026, further establishing the intellectual property of CERLOS®. The "proof of concept" was proven through numerous lab and independent assessments, and proven to be scalable in a lab setting on commercial-grade equipment, with expert validation through IMAL PAL, a world leader in the manufacturing of wood panel facilities. CERLOS® materials have gone through extensive testing protocols for building materials and meet or exceed performance specifications of many of the building materials currently used in the construction market today.

MOXY OID is in the process of licensing the production of the CERLOS® Siding and Facia products to CERLOS® Factory I, LLC (the "***Company***") through a *License and Know-How Agreement*, which is expected to be executed by September 30, 2026. The CERLOS® materials are primarily a wood biomass, either forestry or agricultural scrap, combined with two non-toxic and eco-friendly ingredients. The proprietary and patent-pending process utilizes a unique carbon sequestration technology that mineralizes the organic biomass, resulting in a superior material that's carbon-neutral in production, sequestering 5 kilos of CO_2 per square meter.[4]

---

[1] Source: https://www.anderson.ucla.edu/.
[2] Source: https://www.britannica.com/event/.
[3] Source: https://www.verisk.com/.
[4] Rob Sianchuck Consulting, Environmental Life Cycle Assessment, dated February 28, 2023.

CERLOS® is not only sustainable, but also offers the following superior attributes: fire-resistant, mold-resistant, termite-resistant, water-stable, 100% recyclable, and is equal to or less expensive than competitive products. With four patents filed, and two more expected in 2026, the proprietary process allows significant flexibility to manufacture an array of finished products with varying density, strength, look *and* feel, all while maintaining the positive CERLOS® material attributes. Builders and contractors enjoy the functional benefits of installation workability, all-weather stability, and long-term durability. CERLOS®, while being able to take on a number of different visual appearances--can be cut, drilled, glued, nailed and take a paint or stain like wood--it is akin to engineered wood. CERLOS® may be the "most disruptive material since plastic."[5]

After fifteen years of R&D, a deep understanding of the ingredients and mineralization process, and in conjunction with (i) the filing of the patents, (ii) the agreement to enter into a *Master Wholesale Purchase and Long-Term Sales Agreement* with AIFP, the world-leader in building material wholesale and distribution, de-risking the go-to-market strategy by providing the sales, marketing, warehousing, logistics, distribution, accounts receivable, all while providing a Net 10 payment term to the Company, and (iii) the collaboration with IMAL PAL, the world-leading panel board manufacturer, and their completion of the pre-engineering and complete Process Flow Diagram (PFD), which provided an end-to-end CERLOS® manufacturing line and de-risked manufacturing and execution risk; the Company is now ready to start manufacturing CERLOS®. The disruptive first-to-market building material will be siding and facia, directly competing against the many shortcomings of fiber cement and engineered wood-based products. The Company plans to increase production capacity by adding additional production lines that will address the USD $1.5 trillion-dollar building materials marketplace, and will amend its planned *License and Know-How Agreement* with MOXY OID at such times, and on such terms, to be negotiated in good faith between the parties.

Current Stage

The Company will be the first CERLOS® Factory in the world. Upon raising its initial capital needs, the Company intends to purchase or lease a production facility in Texas, purchase equipment and implement its end-to-end CERLOS® manufacturing line as provided in the PFD from IMAL PAL. The expected time frame to complete the facility and produce Siding and Facia products is 12 months. It is anticipated that the facility will have certificate of occupancy and all approved permits to produce Siding and Facia products in a total of 18 months post-completion of this Offering, and total funding. The Manager of the Company will actively participate in the management of materials, process know-how, and trade secrets for the buildout of the facility. The current state of the Company is far from a start-up. Rather, the Company is benefiting from decades of experience and 15 years of material observation, innovation, and development. The Company's investment thesis includes, but is not limited to, the commercial-scale production, sale, and distribution to and through AIFP as the wholesale distributor. Pursuant to a contractual arrangement, the Company's Siding and Facia products will be pre-sold to AIFP.

Future Roadmap

The future roadmap may include expansion of the CERLOS® Siding and Facia production lines. Each line of equipment costs about $32 million USD. The current Company internal assumptions suggest that each line is designed to produce 86.2 million square feet of product and sold to AIFP at $.95 cents per square foot, resulting in a forecasted $81.9 million in Year 2 revenues. With a forecasted gross margin of 62% and EBITDA of 57%, the stabilized EBITDA average is $41.4 million during the ten year forecasted hold period. Projected cash flows to equity average $37 million during the same period. However, subject to the dividend policy of the Company as determined by the Manager, and subject to any retained earnings or cash impairment, the Company plans to expand with additional lines, growing organically by self-funding the future lines for expansion. Assuming the Company expands to 5 manufacturing lines, the Company projects $409.5 million in revenues at Year 6 of operations, using the same input assumptions. For initial capital raising purposes, the forecasts assume one manufacturing line of the Company. The Company's management believes that with proper management and execution, these assumptions could improve, and margins could increase.

[5] Construction Disruption Podcast: Eco-Friendly Building Materials with Robert Bedard, published November 20, 2024.

The Company's Products and/or Services

Product / Service	Description	Current Market
CERLOS® Siding and Fascia Products	Sustainable, fire-resistant, mold-resistant, termite-resistant, water-stable, 100% recyclable material that is equal to or less expensive than competitive products.	Targeting the $20 billion Siding and Facia Market in the U.S. through our wholesale distributor, AIFP, who has direct relationships with national home builders and national retailers.

Competition

The markets in which we compete are highly competitive. Our offering competes against similar products of many large and small companies, including well-known global competitors. Due to the product attributes of CERLOS®, there is not a direct competitor. The Total Addressable Market for building materials is $1.5 trillion globally, while the Serviceable Available Market for panels, roofing, and siding, is $480 billion globally.[6] For the United States, the Serviceable Addressable Market for siding is $20 billion. The competitors with the largest siding and facia market share currently are James Hardie (NYSE: JHX), and LP Smart Side (NYSE: LPX).

Customer Base

Our target customer base are wholesale distributors who have relationships with national home builders and national home distributors. For example, AIFP is the leading building material wholesale distributor and the market leader in North America with over $6 billion in annual sales. Since 1964, AIFP has built a large network of retail building material distributors, many of which are publicly-traded companies with investment-grade credit. AIFP will re-sale (on credit terms) and distribute to their customers, which includes but is not limited to: National Home Builders (e.g., D.R. Horton, Lennar, Pulte Homes, Clayton Homes, and KB Homes), and to National Distributors (e.g., Boise Cascade, U.S. Lumber, BlueLinx, West Fraser, LMC, The Home Depot, Lowe's, and Menards). The Company intends to focus its sales efforts through AIFP and other wholesale distributors. This go-to-market strategy will provide the fastest access to distribution channels while regulating demand-to-production capacity.

Supply Chain

Although the Company is dependent upon certain third-party vendors, the Company has access to alternate service providers in the event its current third-party vendors cannot provide services or any issues arise with its current vendors where a change is required to be made. The Company does not believe the loss of a current third-party vendor or service provider would cause a long-term disruption to its business, although it could cause significant short-term limitations or disruptions if it must seek an alternative vendor.

Intellectual Property

As of the date of this Form C/A, MOXY OID has spent more than $30.4 million dollars in research and development since 2011. If, and when, additional patents are filed, the Company will benefit from these additional advances pursuant to rights and provisions found in the *License and Know-How Agreement*. The Company will receive a license to the following two pending trademark applications, 4 pending patent applications, and two additional patents that will be filed in 2026.[7]

[6] Source: The Freedonia Group Annual Report 2004 (see www.FreedoniaGroup.com).

[7] The License and Know-How Agreement includes any improvements or additional know-how obtained by the Licensor. The Licensor intends to file two additional patents during FY26.

Title	Description	File Date	Grant Date	Country
“CERLOS”*	Trademark	February 11, 2022	Pending	USA
“CERLOS”*	Trademark (Words plus Design)	February 11, 2022	Pending	USA
“Densified Engineered Lignocellulosic Composite and Method of Preparing Thereof”	Patent	December 20, 2024	Pending	USA
“Densified Engineered Lignocellulosic Composite and Method of Preparing Thereof”	Patent	December 20, 2024	Pending	USA
“Flow Splitter”*	Patent	August 6, 2025	Pending	WIPO//PCT
“Surface Spreader”*	Patent	August 6, 2025	Pending	WIPO//PCT

The Company’s primary intellectual property, including its patents and trademarks, will be licensed through a *License and Know-How Agreement* with MOXY OID, which is expected to be executed by September 30, 2026.

The Company will pay MOXY OID an annual licensing fee to secure the right to manufacture CERLOS® Siding and CERLOS® Facia products at its planned factory location in Texas.

Upon signing, the licensing fee to MOXY OID is $.03 cents per square foot of production capacity. Upon production, an additional $.07 cents per square foot of production capacity will be charged as a royalty fee. At the time of full production, the total annual licensing and royalty fee will be $.10 cents per square foot of production capacity.

The production capacity for Year 1 of operations (Year 2) is forecasted to be 77,589,325 square feet per year. The production capacity for Year 2 of operations (Year 3) is forecasted to be 88,800,000 square feet per year. Thus, the contractual licensing fees under the *License and Know-How Agreement* with MOXY will be as follows:

<u>Projected License and Royalty Fee Schedule</u>

Calander Year	2026	2027	2028	2029	2030	2031	2032	2033	2034	2035	2036
Proforma Year	Year 0	Year 1	Year 2	Year 3	Year 4	Year 5	Year 6	Year 7	Year 8	Year 9	Year 10
Licence Fee	1,332,000	2,664,000	2,664,000	2,664,000	2,664,000	2,664,000	2,664,000	2,664,000	2,664,000	2,664,000	2,664,000
Royalty Fee	-	-	3,574,200	6,045,925	6,070,367	6,094,809	6,119,251	6,143,693	6,168,135	6,192,577	6,210,908
Sub Total	**1,332,000**	**2,664,000**	**6,238,200**	**8,709,925**	**8,734,367**	**8,758,809**	**8,783,251**	**8,807,693**	**8,832,135**	**8,856,577**	**8,874,908**

All other intellectual property is in the form of trade secrets, business methods and know-how and is protected through intellectual assignment and confidentiality agreements with Company employees, advisors and consultants.

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by the laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

In addition, the Company's products are expected to meet the following test specifications:

a. ASTM E2768: Class A Fire-Rated, and will not ignite. Resists extreme heat, significantly improving building safety. Tests to ASTM E2768.

b. ASTM C1186: Mineralized structure stops swelling. No warping, shrinking, or expanding, even in extreme humidity or freeze-thaw cycles. Tested to ASTM C1186.

c. ASTM C1898: Acid attack. This test specifically evaluates exposure to sulfuric acid. Tested to ASTM C1898.

d. ASTM G21: Inorganic structure is not a food source for termites, mold, or fungi. All biological degradation is prevented at the material level. Tested to ASTM G21.

e. 45Q Tax Credits: Through the mineralization process, carbon is sequestrated, permanently locking carbon inside the material, maximizing carbon capture and utilization (CCU). Due to the Factory's anticipated ability to produce at a net-zero CO_2 production, the Company may qualify for 45Q Tax Credits. The Company will also explore third-party Voluntary Carbon Markets and other Carbon Offsetting Programs.

Litigation

The Company is not subject to any current litigation or threatened litigation.

Employees

The Company does not have any employees. The Company utilizes independent contractors and advisors.

Perks

The Company is offering the following Perks to Investors:

Special Labor Day Weekend Time-Based Bonus Class B Common Units Promotion#:

Funded Investment Received By:*	Bonus Class B Common Units**
Between 12:01 A.M. on August 25, 2026 and 11:59 P.M. Pacific Standard Time on September 9, 2026	15% Bonus Class B Common Units

#**Promotion will be retroactive and include investments since the Company's launch of its Offering on August 25, 2026**. May be stacked with Time-Based Class B Common Units and Large Investor Bonus Class B Common Units.

Time-Based Bonus Class B Common Units:

Funded Investment Received By:*	Bonus Class B Common Units**
11:59 P.M. Pacific Standard Time on September 25, 2026	15% Bonus Class B Common Units
At or after 12:00 A.M. Pacific Standard Time on September 26, 2026 and before 11:59 P.M. Pacific Standard Time on October 25, 2026	10% Bonus Class B Common Units
After 12:01 A.M. Pacific Standard Time on October 26, 2026	5% Bonus Class B Common Units

*For purposes of this table, Funded Investment means each funded investment from an Investor made within the specified time frame in the table above in which the Investor has completed all documents required hereunder (i.e., Subscription Agreement), funded its purchase of Securities and DealMaker has approved the investment following its compliance review, including AML screening.
**Bonus Class B Common Units shall have the same terms as the Class B Common Units issued in the Offering.

Large Investor Bonus Class B Common Units and Perks:

Funded Investment Amount Received*	Bonus Class B Common Units**
$1,000.00 to $4,999.99	2.5% Bonus Class B Common Units
$5,000.00 to $9,999.99	5% Bonus Class B Common Units
$10,000.00 to $24,999.99	8% Bonus Class B Common Units
$25,000.00 to $49,999.99	10% Bonus Class B Common Units
$50,000.00 to $99,999.99	12% Bonus Class B Common Units
$100,000.00 and above	15% Bonus Class B Common Units

*For purposes of this table, Funded Investment Amount means each funded investment from an Investor in which the Investor has completed all documents required hereunder (i.e., Subscription Agreement), funded its purchase of Securities and DealMaker has approved the investment following its compliance review, including AML screening. For the sake of clarity, multiple investments may be aggregated in determining whether the Funded Investment Amount threshold has been met.
** Bonus Class B Common Units shall have the same terms as the Class B Common Units issued in the Offering.

For the sake of clarity, Time-Based Bonus Class B Common Units, the Special Labor Day Weekend Time-Based Bonus Class B Common Units Promotion, and Large Investor Bonus Class B Common Units can be stacked together. Fractional Units will not be distributed and Unit bonuses will be determined by rounding up to the nearest whole Unit. The Perks will all be assigned to Investors at the termination of the Offering, unless otherwise decided between the Company and the registrar/transfer agent. The date/time of the signed subscription will be used to assign Perks. DealMaker Securities LLC has not been engaged to assist in the distribution of the Bonus Class B Common Units, and will not receive any compensation related to the Bonus Class B Common Units.

RISK FACTORS

Investing in the Securities involves a high degree of risk and may result in the loss of your entire investment. Before making an investment decision with respect to the Securities, we urge you to carefully consider the risks described in this section and other factors set forth in this Form C/A. The risks discussed below are not the only ones facing its business but do represent those risks that the Company believes are material to it. Additional risks and uncertainties not presently known to it or that the Company currently deems immaterial may also harm its business.

In addition to the risks specified below, the Company is subject to same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. Prospective Investors should consult with their legal, tax and financial advisors prior to making an investment in the Securities. The Securities should only be purchased by persons who can afford to lose all of their investment.

Before investing, you should carefully read and carefully consider the following:

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any pre-revenue stage company encounters.

The Company is still in an early phase, and we are just beginning to implement our business plan. There can be no assurance that we will ever operate profitably. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by pre-revenue-stage companies. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

The amount of capital the Company is attempting to raise in this Offering will not be enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company will need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations may be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of their investment.

Our cash needs will depend on numerous factors, including our revenues, completion of our product development activities, our ability to commercialize our technology and systems, market acceptance of our products, and the costs associated with building our facilities to accommodate demand for our products. We expect to devote substantial capital resources to, among other things, build our facilities, fund operations, and continue development programs for future sales channels and distribution growth. The Manager continues to de-risk the Company by managing counter-party risk, contractual provisions, risk-transfer provisions, and payment structures that are deliverable- and performance-based. The Manager underwrote the project financing to include substantial reserves for Operating Losses & Working Capital, and Surplus Operating Reserves.

We may face potential difficulties in obtaining capital.

We may have difficulty raising the needed capital in the future as a result of, among other factors, our revenues from sales, as well as the inherent business risks associated with the Company and present and future market conditions. Additionally, we currently have no revenues and our future sources of revenue may not be sufficient to meet our future capital requirements. As such, we may require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

A substantial majority of the Company's voting Units are owned by affiliates of Robert Bedard, a member of the Board of Managers of the Manager of the Company and CEO of MOXY OID.

Prior to the Offering, affiliates of Robert Bedard, a member of the Board of Managers of the Manager of the Company and CEO of MOXY OID (the "Bedard Affiliates"), beneficially own a substantial majority of the Company. Subject to any fiduciary duties owed to other Members under Delaware law, the Bedard Affiliates may be able to exercise significant influence over matters requiring Member approval, including the election of managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. The Bedard Affiliates may have interests that are different from yours. For example, the Bedard Affiliates may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, the Bedard Affiliates could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, issue additional securities which may dilute you, repurchase securities of the Company, enter into transactions with related parties or support or reject other management and board proposals that are subject to Member approval.

Large capital projects, such as our facility construction, can take years to complete, and market conditions may deteriorate significantly between project approval and startup, negatively affecting expected returns.

Our approval for such projects is based on anticipated acceptable returns, considering future market conditions and the regulatory environment. However, during the multi-year completion period, significant changes in market conditions could prevent us from achieving expected returns, impacting on our operations, cash flows, and return on capital employed.

We may issue debt to support our operations.

The Company may need to issue debt to finance the purchase or lease of an industrial building, equipment, or to finance its operations. For the building, this debt may include Conventional, SBA, EB5, C-PACE, Private Debt, or other Tax Increment Financing. For the equipment, the Company may seek an Equipment Lease financing, or if purchased with equity, a Purchase and Sale Lease Back of the Equipment. For the business, a credit facility for operations, or a structured financing supported by the anticipated agreement with its primary distributor is a possibility. If the Company is unable to obtain debt when needed, or does not have appropriate resources to service such debt, it would have a material adverse effect on the Company's operations and cash flows.

We may issue Class A Common Units to compensate the loan Guarantor.

The Company may need to issue Class A Common Units to compensate an individual or entity to provide balance sheet support. When the Company issues debt to finance the purchase or lease of a building, equipment, or operations, some lenders may require balance sheet support, cash liquidity, credit, and other positive and negative loan covenants for which the loan Guarantor would provide on behalf of the Company.

We will rely heavily on a licensing agreement with MOXY OID for our core CERLOS® processes.

This agreement requires periodic payments, and failure to make these payments could lead to its termination, severely impacting our operations and competitive position. The intellectual property is owned by MOXY OID and not the Company, and we will exclusively license this know-how for the U.S. and Canada. Despite the affiliated ownership and management of both entities and MOXY OID's vested interest in our success, there remains a risk of contract default that could disrupt our business.

We rely on various intellectual property rights, including licensed patents and licensed trademarks, in order to operate our business.

The Company relies on certain licensed intellectual property rights to operate its business. The Company's intellectual property rights may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that

convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our intellectual property rights, including our patents, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

Our soon-to-be licensed proprietary know-how and processes are in the early stages of commercialization, and our business may fail if we do not generate significant revenues from this intellectual property.

Our soon-to-be licensed proprietary know-how, and processes are in the early stage of commercialization, and our business may fail if we are not able to successfully generate significant revenues from this intellectual property. Until such time as we develop additional proprietary know-how or processes, our revenues depend upon the successful introduction, marketing, and sales of the Company's licensed current proprietary know-how and processes, including CERLOS®. The rate and level of market acceptance of proprietary know-how and processes may vary depending on the perception the siding and facia industry has of the Company's products and processes. These revenues could be affected by but not limited to: the inability to source adequate raw materials and chemicals to create our products or perform proprietary processes; the inability to obtain and or maintain necessary zoning permits to operate; the inability to obtain economically viable freight for raw materials, chemicals, and shipment of finished components of products to customers; the inability to generate sufficient demand for the Company's products; the inability to commercialize and scale the Company's products or processes to satisfy demand and manage costs; or alternative products or processes replacing the Company's products or processes before significant revenue can be generated. We have not generated any material revenues from the sale of our products, and our business may fail if we are not able to successfully commercialize these products. We have had no commercial sales of our products to date. If we are not successful in entering into commercial arrangements with strategic partners, developing new arrangements, or otherwise increasing our refining capacity and securing reliable access to sufficient volumes of low-cost raw materials, we will be unable to generate meaningful revenues from our products. We are subject to the substantial risk of failure facing businesses seeking to develop products based on a new technology. Certain factors that could, alone or in combination, prevent us from successfully commercializing our products include:

- Our ability to secure reliable access to sufficient volumes of raw materials;
- Our ability to achieve commercial-scale production of our products on a cost-effective basis and in a timely manner;
- Technical challenges with our production processes or with development of new products that we are not able to overcome;
- Our ability to establish and maintain successful relationships with suppliers and manufacturing and commercialization partners;
- Our ability to gain market acceptance of our products with customers and maintain customer relationships;
- Our ability to manage our growth;
- Our ability to secure and maintain necessary regulatory approvals for the production, distribution and sale of our products and to comply with applicable laws and regulations;
- Actions of direct and indirect competitors that may seek to enter the markets in which we expect to compete or that may seek to impose barriers to one or more markets that we intend to target; and
- Public concerns about the ethical, legal, environmental, and social ramifications of the use of our products and the end uses of our products.

Our ability to commence operations and manage growth is uncertain. Our efforts to commence our operations will result in new and increased responsibilities for management personnel and will place a strain upon the entire Company. To compete effectively and to accommodate growth, if any, we may be required to continue to implement and to improve our management, refining, sales and marketing, operating and financial systems, procedures and controls on

a timely basis and to expand, train, motivate and manage our employees. There can be no assurance that our personnel, systems, procedures, and controls will be adequate to support our future operations. If we cannot effectively manage growth and meet the demands of our customers, we may not be able to continue as a going concern.

We will have existing licensed patents that we might not be able to protect properly.

We will rely on our intellectual property portfolio, including licensed patents, licensed trademarks, and know-how, to support our business strategy. While we currently have patent filings and other strong protections in place, there is always some risk that competitors may challenge, design around, or attempt to replicate our technology. We believe our intellectual property position is strong, but defending and enforcing these rights could involve costs and uncertainties.

Our patents, trademarks and other intellectual property could be unenforceable or ineffective.

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our patents and trademarks without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our patents and trademarks are deemed unenforceable, the Company may lose any potential revenue due to other market entrants. In addition to the patents filed, other trade secrets exist, which may assist the Company with the "know-how" process and procedure. Trade secrets are not included in the patent filings and remain confidential and proprietary.

The cost of enforcing our licensed patents and trademarks could prevent us from enforcing them.

Patent and trademark litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our patents or trademarks, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our patents or trademarks outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our patents or trademarks could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our patents or trademarks because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The Company's success depends on the experience and skill of its executive officers and key personnel.

We are dependent on our executive officers and key personnel. These persons may not devote their full time and attention to the matters of the Company. The loss of all or any of our executive officers and key personnel could harm the Company's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Company does not have any key person life insurance policies on any such people.

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Issuer and our operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.

Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management and other personnel to develop additional expertise. We face intense competition for personnel, making recruitment time-consuming and expensive. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer

from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us, which could further delay or disrupt our product development and growth plans.

The development and commercialization of our products is highly competitive.

We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors may include major companies worldwide. Many of our competitors will likely have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved products and thus may be better equipped than us to develop and commercialize products. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products will achieve initial market acceptance, and our ability to generate meaningful additional revenues from our products.

The Company's business plan is based on numerous assumptions and projections that may not prove accurate.

The Company's business plan and potential growth is based upon numerous assumptions. No assurance can be given regarding the attainability of the financial projections. The Company's ability to adhere to, and implement, its business plan will depend upon the Company's ability to successfully raise funds and a variety of other factors, many of which are beyond the Company's control. Likewise, management is not bound to follow the business plan and may elect to adopt other strategies based upon unanticipated opportunities, or changes in circumstances or market conditions. All financial projections contained in the business plan are based entirely upon management's assumptions, historical observations, projections based on experience, or executed or anticipated contractual provisions, and should not be considered as a forecast of actual revenues or liquidity. Actual operating results may be materially different.

Although the Company believes the assumptions upon which the Company's business and financial projections are based have reasonable bases, the Company cannot offer any assurance that its results of operations and growth will be as contemplated. If any of the assumptions upon which these opinions and projections are based prove to be inaccurate, including growth of the economy in general and trends in the vehicle industry, these opinions and projections could be adversely affected. Prospective investors should be aware that these opinions and other projections and predictions of future performance, whether included in the business plan, or previously or subsequently communicated to prospective investors, are based on certain assumptions which are highly speculative. Such projections or opinions are not (and should not be regarded as) a representation or warranty by the Company or any other person that the overall objectives of the Company will ever be achieved or that the Company will ever achieve significant revenues or profitability. These opinions, financial projections, and any other predictions of future performance should not be relied upon by potential investors in making an investment decision in regard to this Offering.

Reliance on a single service or product.

All of our current services are variants of one type of service and/or product. Relying heavily on a single service or product can be risky, as changes in market conditions, technological advances, shifts in consumer preferences, or other changes can adversely impact the demand for the product or service, potentially leading to revenue declines or even business failure.

Supply chain and logistics risks.

The availability of raw materials, transportation costs, and supply chain disruptions can all impact the ability to manufacture and distribute products or services, leading to lost revenue or increased costs. Products and services that are not available when customers need them can lead to lost sales and damage to the brand's reputation.

Changes in tariffs, trade policies, or import/export regulations could increase our costs and adversely affect our business.

A portion of our products and their components are manufactured or sourced internationally, including from countries that may be subject to changing U.S. trade policies and tariffs. Increases in tariffs, duties, or other import/export restrictions could raise the cost of our materials, finished goods, or logistics. The imposition of new tariffs or the

modification or elimination of existing trade agreements may increase our expenses and make our products less price-competitive. In addition, uncertainty surrounding international trade relations may disrupt supply chains or delay shipments. We may not be able to pass increased costs onto customers without reducing demand, which could materially and adversely affect our margins, business, financial condition, and results of operations.

Increases in raw materials, oil and natural gas costs and volatility in the commodity markets may adversely affect our results of operations.

Our financial results depend to a large extent on the costs of raw materials, packaging, oil and natural gas, and our ability to pass the costs of these materials onto our customers. Historically, market prices for the metals needed for our products have fluctuated in response to a number of factors, including general economic conditions such as inflation, implementation of tariffs, changes in U.S. government support programs, and changes in international trading policies. In addition, we have exposure to changes in the pricing of oil and natural gas, which affects our manufacturing, transportation and packaging costs. If there is any increase in the cost of raw materials, or oil and natural gas expenses, we may be required to charge higher selling prices for our products to avoid margin deterioration. We cannot provide any assurances regarding the timing or the extent of our ability to successfully charge higher prices for our products, or the extent to which any price increase will affect future sales volumes. Our results of operations may be materially and adversely affected by this volatility.

We will rely on a limited number of suppliers for our raw materials.

The Company will be dependent on a few suppliers for its operations and for the supply of our raw materials. Any impact on their pricing or any taxes imposed on the sale of materials to us could materially adversely affect the ability of the Company to obtain a steady supply of materials for its products and operation. The completion of our facility may experience significant delays and shortages which could result in harm to our operations and prospects. Building an innovative, new product could pose unforeseen challenges that delay the completion of the project. Some of these delays could be but are not limited to equipment manufacturing delays, freight delays, permitting and zoning delays, raw material delays, construction delays, and obtaining all other necessary certification and licenses required to complete the facility. These delays and shortages could cause adverse effects on the Company and its ability to obtain customers and sustainability.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as its impact is. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

We may face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.

Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulations are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) issuer, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

Changes in federal, state or local laws and government regulation could adversely impact our business.

The Company is subject to legislation and regulation at the federal and local levels and, in some instances, at the state level. New laws and regulations may impose new and significant disclosure obligations and other operational, marketing and compliance-related obligations and requirements, which may lead to additional costs, risks of non-compliance, and diversion of our management's time and attention from strategic initiatives. Additionally, federal, state and local legislators or regulators may change current laws or regulations which could adversely impact our business. Further, court actions or regulatory proceedings could also change our rights and obligations under applicable federal, state and local laws, which cannot be predicted. Modifications to existing requirements or imposition of new requirements or limitations could have an adverse impact on our business.

We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.

We are also subject to a wide range of federal, state, and local laws and regulations. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease and desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we may incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

Changes in employment laws or regulations could harm our performance.

Various federal and state labor laws govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government-imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

Global crises and geopolitical events, including without limitation, COVID-19, can have a significant effect on our business operations and revenue projections.

A significant outbreak of contagious diseases, such as COVID-19, in the human population could result in a widespread health crisis. Additionally, geopolitical events, such as wars or conflicts, could result in global disruptions to supplies, political uncertainty and displacement. Each of these crises could adversely affect the economies and financial markets of many countries, including the United States where we principally operate, resulting in an economic downturn that could reduce the demand for our products and services and impair our business prospects, including as a result of being unable to raise additional capital on acceptable terms, if at all.

Vulnerability to economic conditions

Economic conditions, both globally and within specific markets, can significantly influence the success of early-stage startups. Downturns or recessions may lead to reduced consumer spending, limited access to capital, and decreased demand for the company's products or services. Additionally, factors such as inflation, interest rates, and exchange rate fluctuations can affect the cost of raw materials, operational expenses, and profitability, potentially impacting the company's ability to operate.

Risks Related to the Offering

State and federal securities laws are complex, and the Company could potentially be found to have not complied with all relevant state and federal securities law in prior offerings of securities.

The Company has conducted previous offerings of securities and may not have complied with all relevant state and federal securities laws. If a court or regulatory body with the required jurisdiction ever concluded that the Company may have violated state or federal securities laws, any such violation could result in the Company being required to offer rescission rights to investors in such offering. If such investors exercised their rescission rights, the Company would have to pay to such investors an amount of funds equal to the purchase price paid by such investors plus interest from the date of any such purchase. No assurances can be given the Company will, if it is required to offer such investors a rescission right, have sufficient funds to pay the prior investors the amounts required or that proceeds from this Offering would not be used to pay such amounts.

In addition, if the Company violated federal or state securities laws in connection with a prior offering and/or sale of its securities, federal or state regulators could bring an enforcement, regulatory and/or other legal action against the Company which, among other things, could result in the Company having to pay substantial fines and be prohibited from selling securities in the future.

The U.S. Securities and Exchange Commission does not pass upon the merits of the Securities or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

You should not rely on the fact that our Form C/A is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering. The U.S. Securities and Exchange Commission has not reviewed this Form C/A, nor any document or literature related to this Offering.

Neither the Offering nor the Securities have been registered under federal or state securities laws.

No governmental agency has reviewed or passed upon this Offering or the Securities. Neither the Offering nor the Securities have been registered under federal or state securities laws. Investors will not receive any of the benefits available in registered offerings, which may include access to quarterly and annual financial statements that have been audited by an independent accounting firm. Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering based on the information provided in this Form C/A and the accompanying exhibits.

The Securities are offered on a "Best Efforts" basis, and the Company may not raise the maximum amount being offered.

Since the Company is offering the Securities on a "best efforts" basis, there is no assurance that the Company will sell enough Securities to meet its capital needs. If you purchase Securities in this Offering, you will do so without any assurance that the Company will raise enough money to satisfy the full Use of Proceeds which the Company has outlined in this Form C/A or to meet the Company's working capital needs.

The Company's management may have broad discretion in how the Company uses the net proceeds of the Offering.

Unless the Company has agreed to a specific use of the proceeds from the Offering, the Company's management will have considerable discretion over the use of proceeds from the Offering. As is the case with any business, particularly one without a proven business model, it should be expected that certain expenses unforeseeable to management at this juncture will arise in the future. There can be no assurance that management's use of proceeds generated through this Offering will prove optimal or translate into revenue or profitability for the Company. You are urged to review the Use of Proceeds in this Offering Statement but to understand that the actual use of the net proceeds of this Offering may vary significantly. In all cases, you should consult with their attorneys, accountants and personal investment advisors prior to making any decision to invest in the Company. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

The Intermediary Fees paid by the Company are subject to change depending on the success of the Offering.

At the conclusion of the Offering, the Company shall pay the Intermediary a fee of eight and one-half percent (8.5%) of the dollar amount raised in the Offering. The compensation paid by the Company to the Intermediary may impact how the Company uses the net proceeds of the Offering.

The Company has the right to limit individual Investor commitment amounts based on the Company's determination of an Investor's sophistication.

The Company may prevent any Investor from committing more than a certain amount in this Offering based on the Company's determination of the Investor's sophistication and ability to assume the risk of the investment. This means that your desired investment amount may be limited or lowered based solely on the Company's determination and not in line with relevant investment limits set forth by the Regulation CF rules. This also means that other Investors may receive larger allocations of the Offering based solely on the Company's determination.

The Company has the right to extend the Offering Deadline and/or increase the Maximum Offering Amount.

The Company may extend the Offering Deadline and/or increase the Maximum Offering Amount beyond what is currently stated herein. For an extension of the Offering Deadline, this means that your investment may continue to be held in escrow while the Company attempts to raise the Target Offering Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment in the event the Company extends the Offering Deadline, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Target Offering Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Target Offering Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after the release of such funds to the Company, the Securities will be issued and distributed to you. For an increase in the Maximum Offering Amount, this means that additional amounts may be raised by the Company which would also increase the number of shares outstanding and dilute shareholders.

The Company may also end the Offering early.

If the Target Offering Amount is met after 21 calendar days, but before the Offering Deadline, the Company can end the Offering by providing notice to Investors at least 5 business days prior to the end of the Offering. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to invest in this Offering – it also means the Company may limit the amount of capital it can raise during the Offering by ending the Offering early.

The Company has the right to conduct multiple closings during the Offering.

If the Company meets certain terms and conditions, an intermediate close (also known as a rolling close) of the Offering can occur, which will allow the Company to draw down on Investor proceeds committed and captured in the Offering during the relevant period. The Company may choose to continue the Offering thereafter. Investors should be mindful that this means they can make multiple investment commitments in the Offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Investors whose investment commitments were previously closed upon will not have the right to re-confirm their investment as it will be deemed to have been completed prior to the material change.

Risks Related to the Securities

An investment in the Company's Securities could result in a loss of your entire investment.

An investment in the Company's Securities offered in this Offering involves a high degree of risk and you should not purchase the Securities if you cannot afford the loss of your entire investment. You may not be able to liquidate your investment for any reason in the near future.

The Securities will not be freely tradable under the Securities Act until one year from the initial purchase date. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with their attorney.

You should be aware of the long-term nature of this investment. There is not now and may never be a public market for the Securities. Because the Securities have not been registered under the Securities Act or under the securities laws of any state or foreign jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Securities may also adversely affect the price that you might be able to obtain for the Securities in a private sale. In addition, even if a trading market develops, there is absolutely no assurance that the Securities could be sold under Rule 144 or otherwise unless the Company becomes a current public reporting company with the Securities and Exchange Commission and otherwise is current in the Company's business, financial and management information reporting, and applicable holding periods have been satisfied. Investors should be aware of the long-term nature of their investment in the Company. Each Investor in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof.

The securities in this Offering have no protective provisions.

The Securities in this Offering have no protective provisions. As such, you will not be afforded protection by any provision of the Securities or as a member, in the event of a transaction that may adversely affect you, including a reorganization, restructuring, merger or other similar transaction involving the Company. If there is a liquidation event, or change of control for the Company, the Securities being offered do not provide you with any protection. In addition, there are no provisions attached to the Securities in the Offering that would permit you to require the Company to repurchase the Securities in the event of a takeover, recapitalization or similar transaction involving the Company.

Investors will not have voting rights.

Investors in the Securities will not have voting rights. Thus, Investors will never be able to vote upon any matters of the Company. Moreover, those with voting rights under the Company's Operating Agreement could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, issue additional securities which may dilute you, repurchase securities of the Company, enter into transactions with related

parties or support or reject other management and board proposals. As such, Investors should not purchase the Securities if they are not comfortable with this lack of voting and control.

Investors will not be entitled to any inspection or information rights other than those required by law.

Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by law. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C/A and no additional information. Additionally, there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders, including certain security holders who have rights to periodic financial statements and updates from the Company such as quarterly unaudited financials, annual projections and budgets, and monthly progress reports, among other things.

The Securities may be significantly diluted as a consequence of subsequent equity financings.

The Company's equity securities will be subject to dilution. The Company intends to issue additional equity to employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence holders of the Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce the Investor's control and economic interests in the Company.

The amount of additional financing needed by the Company will depend upon several contingencies not foreseen at the time of this Offering. Generally, additional financing (whether in the form of loans or the issuance of other securities) will be intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds received in any additional financing are not sufficient to meet the Company's needs, the Company may have to raise additional capital at a price unfavorable to their existing investors, including the holders of the Securities. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to accurately predict the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain financing on favorable terms could dilute or otherwise severely impair the value of the Securities.

Our valuation and our offering price have been established internally and are difficult to assess.

The Offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our asset value, net worth, revenues or other established criteria of value. The Company has set the price of its Class B Common Units at $1.00 per Class B Common Unit plus a 3.5% Investor Processing Fee, subject to a maximum fee of $300 (see "Offering" for further details on this fee). The Investor Processing Fee is intended to offset transaction costs and, though this fee is counted towards the amount the Company is seeking to raise under Regulation Crowdfunding and the limit each investor may invest pursuant to Regulation Crowdfunding, we did not value it in determining our valuation. Including this fee will increase our valuation for which you are paying for shares in our Company accordingly. Valuations for companies at this stage are generally purely speculative. Our valuation has not been validated by any independent third party and may decrease precipitously in the future. It is a question of whether you, the investor, are willing to pay this price for a percentage ownership of an early-stage company. We cannot guarantee that the Securities can be resold at the Offering price or at any other price.

The Investor Processing Fee may not count toward your cost basis for tax purposes.

The IRS and/or another relevant tax authority may consider the price of the Class B Common Units before including the Investor Processing Fee as the cost basis for determining any gain or loss at a realization event. You should discuss with your tax advisor the appropriate way to determine the relevant tax obligation.

There is no guarantee of a return on an Investor's investment.

There is no assurance that an Investor will realize a return on their investment or that they will not lose their entire investment. For this reason, each Investor should read this Form C/A and all Exhibits carefully and should consult with their attorney and business advisor prior to making any investment decision.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C/A, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.

THE OFFERING

The following summary is qualified in its entirety by the more detailed information appearing elsewhere in this Form C/A and/or incorporated by reference in this Form C/A, including without limitation the Subscription Agreement located at Exhibit C. For full offering details, please (1) thoroughly review this Form C/A filed with the Securities and Exchange Commission and (2) thoroughly review any attached documents to, or documents referenced in, this Form C/A.

The purpose of this Offering is to generate capital for purchasing equipment for the factory, the creation of a Surplus Operating Reserve and to fund Operating Losses and Working Capital. See "Use of Proceeds" section for more information.

The Offering

Minimum Target Offering Amount	$10,000.17
Name of Securities	Class B Common Units
Total Amount of the Securities Outstanding after Offering (if Target Offering Amount met)	9,662
Maximum Offering Amount	$5,000,000.00
Total Amount of the Securities Outstanding after Offering (if Maximum Offering Amount met)	4,999,700*
Price Per Security	$1.00**
Minimum Individual Investment Amount	$1,035.00+
Maximum Individual Purchase Amount	Unlimited (subject to Regulation CF limits)
Offering Deadline	April 30, 2027
Use of Proceeds	See the section entitled "Use of Proceeds" on page 27 hereof.
Voting Rights	None. See the description of the voting and control rights on page 31.

*Does not include Bonus Class B Common Units that may be issued (i) pursuant to the Company's Regulation D concurrent offering; and (ii) to Investors as detailed in the "Perks" section herein. The maximum number of Bonus Class B Common Units to be issued is 1,499,910.

**Does not include the Investor Processing Fee of three and one-half percent (3.5%) of the Investor's investment amount charged to each Investor by the Company, subject to a maximum fee of $300. The aggregate amount of fees paid by Investors, including the Investor Processing Fee, will be included towards the Maximum Offering Amount, as well as factored into each Investor's maximum investment amount permitted for unaccredited investors.

+ Includes both the Minimum Individual Purchase Amount and the Investor Processing Fee. The Company reserves the right to amend the Minimum Individual Investment Amount and Maximum Individual Purchase Amount, in its sole discretion.

Investor Confirmation Process

In order to purchase the Securities, you must make a commitment to purchase by completing the subscription process hosted by the Intermediary, including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies. If an Investor makes an investment commitment under a name that is not their legal name, they may be unable to redeem their Security indefinitely, and neither the Intermediary nor the Company are required to correct any errors or omissions made by the Investor.

Investor funds will be held in escrow with a qualified third party escrow agent, Enterprise Bank and Trust ("**Escrow Agent**") until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline or an intermediate close, using the cancellation mechanism provided by the Intermediary. If an investor does not cancel an investment commitment before the 48-hour period prior to the Offering Deadline, the funds will be released to the Issuer and the investor will receive their Securities.

The Company will notify Investors when the Target Offering Amount has been reached. If the Company reaches the Target Offering Amount prior to the Offering Deadline, it may close the Offering early *provided* (i) the expedited Offering Deadline must be twenty-one (21) days from the time the Offering was opened, (ii) the Company must provide at least five (5) business days' notice prior to the expedited Offering Deadline to the Investors and (iii) the Company continues to meet or exceed the Target Offering Amount on the date of the expedited Offering Deadline.

Material Changes

If any material change occurs related to the Offering prior to the current Offering Deadline the Company will provide notice to Investors and receive reconfirmations from Investors who have already made commitments. If an Investor does not reconfirm their investment commitment after a material change is made to the terms of the Offering within five (5) business days of receiving notice, the Investor's investment commitment will be cancelled and the committed funds will be returned without interest or deductions. If an Investor does not cancel an investment commitment before the Target Offering Amount is reached, the funds will be released to the Company upon the closing of the Offering and the Investor will receive the Securities in exchange for their investment.

If an Investor does not reconfirm his or her investment commitment after a material change is made to the Offering, the Investor's investment commitment will be cancelled and the committed funds will be returned.

Cancellations

Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these Offering Materials, unless previously accepted as part of a rolling close.

The Company will notify investors when the Target Offering Amount has been met. If the Company reaches the Target Offering Amount prior to the deadline identified in the Offering Materials, it may close the Offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). If an investor does not cancel an investment commitment before the 48-hour period prior to the stated offering deadline, the funds will be released to the Company upon closing of the Offering and the investor will receive Securities in exchange for his or her investment.

Rolling and Early Closings

The Company may elect to undertake rolling closings, or an early closing after it has received investment interests for its Target Offering Amount. During a rolling closing, those investors that have committed funds will be provided five days' notice prior to acceptance of their subscriptions, release of funds to the Company, and issuance of the Securities to the investors. During this time, the Company may continue soliciting investors and receiving additional investment commitments. Investors should note that if investors have already received their Securities, they will not be required to reconfirm upon the filing of a material amendment to the Form C/A. In an early closing, the Offering will terminate upon the new target date, which must be at least five days from the date of the notice.

Oversubscriptions

The Target Offering Amount is $10,000.17, but investments in excess of the Target Offering Amount and up to the Maximum Offering Amount of $5,000,000.00, will be accepted. Oversubscriptions will be allocated at the discretion of the Company.

Updates

Updates on the Company's progress towards reaching its Target Offering Amount will be filed with the SEC on Form C-U.

Intermediary Information

The Intermediary for the Company is Dealmaker Securities LLC ("Dealmaker" or "Intermediary"), a Delaware limited liability company formed on May 5, 2021. The SEC registration number of the Intermediary is 008-70756 and the Central Registration Depository (CRD) number is 315324.

Investor Limitations

Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends upon their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest up to the greater of either $2,500 or 5% of the greater of their annual income or net worth. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000. If the investor is an "accredited investor" as defined under Rule 501 of Regulation D under the Securities Act, as amended, no investment limits apply.

In order to invest, to commit to an investment, or to communicate on our platform, you must follow the instructions to purchase by completing the subscription process hosted by the Intermediary, including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies by providing certain personal and non-person information including information related to income, net worth, and other investments.

USE OF PROCEEDS

The following table illustrates how we intend to use the net proceeds received from this Offering. The values below are not inclusive of payments to financial and legal service providers and escrow related fees, all of which were incurred in the preparation of this Offering and are due in advance of the closing of the Offering.

Use of Proceeds*	% of Proceeds if Target Offering Amount Raised	Amount if Target Offering Amount Raised	% of Proceeds if Maximum Offering Amount Raised	Amount if Maximum Offering Amount Raised
Intermediary Fees**	8.5%	$850	8.5%	$425,000
Cost of Equipment (1)	50%	$5,000	45%	$2,250,000
Licensing Fees (2)	0	$0	3%	$150,000
Closing Costs and Fees	0%	$0	1%	$50,000
Underwriting Fees (3)	0%	$0	3%	$150,000
Operating Losses and Working Capital (4)	41.5%	$4,150	13%	$650,000
Surplus Operating Reserve (5)	0%	$0	26.5%	$1,325,000
Total	**100%**	**$10,000+**	**100%**	**$5,000,000+**

+These figures are rounded to the nearest whole dollar.

***This table does not include the $62,000,000 the Company is seeking to raise in a separate concurrent Regulation D offering. If monies are raised under that Regulation D offering, the proceeds will be applied in the same percentages as shown above (as modified to eliminate Intermediary fees). These figures are derived from the Company's internal forecasts.**

**In addition to the eight and one-half percent (8.5%) cash commission on cash proceeds received in the Offering, the Intermediary and its affiliates will also receive a $2,000 monthly fee for the use of the platform payable to DealMaker Securities LLC and its affiliates. Additionally, this figure excludes fees to Company's advisors, such as attorneys and accountants. Lastly, the Company will charge each Investor an Investor Processing Fee of three and one-half percent (3.5%), subject to a maximum fee of $300, which is included in the table above as part of amounts raised in the Offering. for onboarding, due diligence and asset creation

The Company has discretion to alter the use of proceeds set forth above to adhere to the Company's business plan and liquidity requirements. For example, economic conditions may alter the Company's general marketing or general working capital requirements.

Set forth below are reasonably specific descriptions of how we intend to use the net proceeds of this Offering for any category in excess of ten percent (10%) or (ii) any fees to affiliates. The table above is intended to assist you in understanding how the offering proceeds will be used.

(1) These proceeds will be used for equipment expenditures. The Company intends to procure a turnkey manufacturing line from IMAL PAL Group, a globally recognized supplier of engineered wood composite manufacturing equipment and integrated production systems. The turnkey line is being designed and configured specifically for the commercial production of CERLOS® siding and fascia products, providing a fully integrated solution encompassing material handling, blending, forming, pressing, finishing, quality control, and

packaging operations. By leveraging IMAL PAL's proven industrial technologies and extensive experience in engineered panel manufacturing, the Company expects to benefit from enhanced production efficiency, consistent product quality, scalable manufacturing capacity, and reduced implementation risk. The turnkey approach is anticipated to streamline installation, commissioning, operator training, and production start-up activities, supporting the Company's objective of rapidly achieving commercial-scale manufacturing of CERLOS® building products.

(2) These proceeds will be used for paying the license fee for pre-production. The license fee for pre-production pays for all predevelopment, preconstruction, and front-end engineering and design (FEED) guidance from the Licensor. This fee is approximately $222,000 per month as calculated by $.03 per square foot of production line capacity. This license fee will increase accordingly to increased production line(s) capacity, as future production lines are added at the Factory.

(3) These proceeds will be used for underwriting fees paid to service providers at the time of total capitalization.

(4) These proceeds will be used as a contingency reserve for anticipated operating losses and working capital needs. This additional funding will help the Company with any losses, or working capital requirements.

(5) These proceeds will be used as an additional contingency reserve for unanticipated operating needs. This contingency reserve is a set aside for any delays or cost overruns.

CAPITALIZATION AND OWNERSHIP

The Offering

The Company is offering Class B Common Units in this Offering. The Company must raise an amount equal to or greater than the Target Offering Amount by April 30, 2027 (the "**Offering Deadline**"). If the sum of the investment commitments does not equal or exceed the Target Offering Amount at the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be cancelled, and all committed funds will be returned.

The Company requests that you please review this Form C/A, the Subscription Agreement between the Investor and the Company in Exhibit C (along with all attachments and exhibits thereto), and the Company's Operating Agreement and Joinder in Exhibit D, in conjunction with the following summary information.

As an Investor in this Offering, you will be purchasing the following Securities:

Securities: Class B Common Units
Offering Minimum: $10,000.17
Offering Maximum: $5,000,000.00
Purchase Price Per Share of Security Offered: $1.00 (does not include a 3.5% Investor Processing Fee charged to each Investor, which is subject to a maximum fee of $300)
Offering Deadline: April 30, 2027

The Securities have no voting rights. The rights of the Class B Common Units may be changed by an amendment to the Company's Operating Agreement. Investors do not have the right to vote on any such amendment.

In addition to the Subscription Agreement, the primary Company document governing voting and the rights of the Securities are the Company's Operating Agreement, dated March 31, 2026 (the "**Operating Agreement**"), and Joinder, attached as Exhibit D. All statements in this Form C/A regarding voting and control of the Securities being sold in this Offering are qualified in their entirety by reference to the Company's Operating Agreement.

In addition to executing the Subscription Agreement with the Company, Investors will be required to sign a Joinder to the Company's Operating Agreement, in the form attached as Exhibit A to the Company Operating Agreement, and become subject to the terms and conditions of such Operating Agreement.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: (1) to the Company; (2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act; (3) as part of an IPO; or (4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Each Investor should be aware that although the Securities may legally be able to be transferred, there is no guarantee that another party will be willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any capital stock into which they are convertible, such transferring Investor must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel reasonably satisfactory to the Company stating that a registration statement is not necessary to effect such transfer. Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be lent, offered, pledged, or sold for up to 180 days following such IPO.

Description of Issuer's Securities

General

The Company is offering up to $5,000,000.00 and a minimum of $10,000.17 worth of its Class B Common Units.

The Company must reach its Target Offering Amount of $10,000.17 by April 30, 2027. Unless the Company raises at least the Target Offering Amount of $10,000.17 under the Regulation CF offering by April 30, 2027, no securities will be sold in this Offering, investment commitments will be cancelled, and committed funds will be returned. If the Company reaches the Target Offering Amount prior to April 30, 2027, the Company may undertake early closings on a rolling basis while allowing additional investment commitments towards its $5,000,000.00 Maximum Offering Amount.

The minimum investment per investor is $1,035.00, which includes a $35.00 Investor Processing Fee.

Capitalization

The following description summarizes the most important terms of the Company's equity structure. This summary does not purport to be complete and is qualified in its entirety by the provisions of our Operating Agreement. For a complete description of our capital stock, you should refer to our Operating Agreement, and to the applicable provisions of Delaware law.

On July 1, 2026, the Company adopted its Operating Agreement. Pursuant to the Operating Agreement, the Company may issue membership units (the "**Units**"), comprised of common membership units (the "**Common Units**") and preferred membership units (the "**Preferred Units**"). The Company is authorized to initially issue up to 235,000,000 Units total, consisting of 160,000,000 Common Units and 75,000,000 Preferred Units. The Common Units may be issued in two series: (i) Class A Common Units, which shall have the right to vote on matters related to the Company (the "**Class A Common Units**"); and (ii) Class B Common Units, which shall not have the right to vote on any Company matters (the "**Class B Common Units**"). The Preferred Units may be issued in two series: (i) Class C Preferred Units, which shall not have the right to vote on any Company matters (the "**Class C Preferred Units**"); and (ii) Class D Preferred Units, which have the right to vote on matters related to the Company (the "**Class D Preferred Units**"). The Manager shall designate the series of each Common Unit and Preferred Unit upon issuance. The Manager may, without the approval of the Member, determine the amount of each series of Common Units and Preferred Units to be issued; provided that, except as provided in the following paragraph, the total number of Units shall not exceed 235,000,000. The Preferred Units shall rank senior to the Common Units in any liquidation, dissolution, or "Deemed Liquidation Event" (merger, asset sale, or change of control).

As of the date of this Form C/A, 150,000,000 Class A Common Units are issued and outstanding. There are no Class B Common Units, Class C Preferred Units or Class D Preferred Units currently issued and outstanding.

The Company is concurrently conducting an offering of Class C Preferred Units to accredited investors via a Regulation D, Rule 506(c) offering where it is seeking to currently raise up to $62,000,000 at a purchase price of $1.00 per Class C Preferred Unit. If consummated, the Regulation D offering will result in dilution to Investors, including from bonus Class C Preferred Units that may be issued, although the Company does not anticipate raising more than $67,000,000 in the combined Regulation D and this Regulation Crowdfunding offering. There is no guarantee that such Regulation D offering will raise all or a portion of the additional investment the Company is seeking. Additionally, if the Company raises the full $62,000,000 under the Regulation D offering, the Company expects to seek additional capital via one or more Regulation A offerings in the future. Lastly, the Company may utilize debt for a portion of its capital needs, which may require the issuance of equity in connection with such financing.

Outstanding Equity Interests

As of the date of this Form C/A, the Company's outstanding equity interests consists of:

Type	Class A Common Units
Units Outstanding	150,000,000
Voting Rights	One (1) vote per Class A Common Unit
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional Class A Common Units at a later date. The issuance of such additional Class A Common Units would be dilutive, and could adversely affect the value of the Securities issued pursuant to Regulation CF.
Percentage ownership of the Company by the holders of such security.	100%

Outstanding Options, Safes, Convertible Notes, Warrants

As of the date of this Form C/A, the Company does not have any outstanding Options, Safes, Convertible Notes or Warrants.

Voting and Control

The Securities do not have voting rights. As such, Investors will have no rights to influence management or control of the Company over any corporate matters of the Company, including additional issuance of securities, Company repurchase of securities, a sale of the Company or its significant assets, or Company transactions with related parties. Investors are completely passive investors. Investors should not purchase the Securities if they are not comfortable with this lack of voting and control.

The primary document governing voting and the rights of the Securities is the Company's Operating Agreement, and Joinder, attached as Exhibit D. Among other things, the Operating Agreement provides for certain provisions related to (i) authorized classes of units, (ii) distributions and allocations; (iii) management, including the authority and appointment of the Manager; and (iv) transferability, including a right of first refusal, drag-along and tag-along rights. The Securities entitle Investors to receive distributions from the Company, proportionally in accordance with their percentage ownership in the Company, as and when declared by the Company's Manager. Distributions will be issued parri passu to the Common Units and Preferred Units holders as one single class. To date, no such distributions have been made. The decision-making process regarding distributions rests entirely with the Manager and management team and will be contingent on a range of factors, including the Company's financial standing and capital requirements.

All new Members, including each Investor in this Offering, will be required to sign a Joinder to the Company's Operating Agreement, in the form attached as Exhibit A to the Company Operating Agreement, and become subject to the terms and conditions of such Company Operating Agreement. All statements in this Form C/A regarding voting and control of the Securities being sold in this Offering are qualified in their entirety by reference to the Company's Operating Agreement.

Dilution

The Securities do not have anti-dilution rights, which means that future equity issuances and other events will dilute the ownership percentage that Investors may eventually have in the Company. Investors should understand and expect the potential for dilution. The Investor's stake in the Company could be diluted due to the Company issuing additional units or other convertible securities to other parties. In other words, when the Company issues more units, the percentage of the Company that you own will go down, even though the value of the Company may go up (there is

no guarantee that it will). You will own a smaller piece of a larger Company (or, if the value goes down, then a smaller piece of a smaller company). This increase in number of units outstanding could result from an equity offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising options, or by conversion of certain instruments (e.g. convertible bonds, preferred units or warrants) into units. If the Company decides to issue more units, an investor could experience value dilution, with each unit being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned.

What it Means to be a Minority Holder

Investors in our Class B Common Units, which do not provide for voting rights, will not have any rights in regard to the corporate actions of the Company, including additional issuances of securities, Company repurchases of securities, a sale of the Company or its significant assets, or Company transactions with related parties.

Ownership

The table below lists the beneficial owners of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Amount and Type or Class Held	Percentage Ownership (in terms of voting power)
MOXY OID Factory Manager, LLC* CERLOS® Factory Guaranty, LLC**	126,000,000 Class A Common Units	84%

*This entity is an affiliate of MOXY OID Composites USA, Inc., for which Robert Bedard is the Manager, and also the CEO of MOXY OID Composites USA, Inc.
**This entity is currently owned by Robert Bedard, the Manager of MOXY OID Composites USA, Inc., also the CEO of MOXY OID Composites USA, Inc. Ownership may change in the event a Guarantor is needed for the Company to obtain debt financing, in which case all or a portion of equity held by this entity may be issued to such Guarantor for compensatory purposes. Such terms of any loan guaranty will be negotiated, defined, and disclosed at such time.

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Security Type	Principal Amount of Securities Sold	Amount of Securities Issued/Holders	Use of Proceeds	Issue Date	Exemption from Registration Used or Public Offering
Class A Common Units	N/A	3	N/A	March 31, 2026	Section 4(a)(2)

See the section titled "*Capitalization and Ownership*" for more information regarding the securities issued in our previous offerings of securities.

DEBT

As of the date of this Form C/A, the Company does not have any outstanding debt.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Company will disclose here any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6), including the Target Offering Amount of this Offering, and the counter party is either (i) any director or officer of the issuer; (ii) any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of twenty percent (20%) or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The Company has conducted the following transactions with related persons:

(i) *Management Services Agreement* with MOXY OID Factory Manager, LLC: The Company will pay MOXY OID Factory Manager, LLC, the Manager of the Company and for which Robert Bedard is on the Board of Managers, for management services. This entity will actively participate in the oversight and management of the project. The Manager will provide back office support, HR support, Senior Management selection, support and training, marketing materials and communications, supplier relationship management and insurance needs in exchange for a monthly fee of $30,000. Any direct costs incurred by the Manager will be billed to the Company at cost plus 10% of receipt.

(ii) *License and Know-How Agreement* for CERLOS® Siding and Facia with MOXY OID Composites USA, Inc.: The Company's primary intellectual property, including its patents and trademarks, will be licensed through a *License and Know-How Agreement* with MOXY OID, which is expected to be executed by September 30, 2026. The Company will pay MOXY OID Composites USA, Inc., for which Robert Bedard, is the CEO, an annual licensing fee to secure the right to manufacture CERLOS® Siding and CERLOS® Facia product at the Company's factory location in Texas. Upon signing, the licensing fee to MOXY OID is $.03 cents per square foot of production capacity. Upon production, an additional $.07 cents per square foot of production capacity will be charged as a royalty fee. At the time of full production, the total annual licensing and royalty fee will be $.10 cents per square foot of production capacity.

(iii) *Guaranty Services Agreement with CERLOS® Factory Guaranty, LLC*: The Company may enter into a Guaranty Services Agreement to provide balance sheet support for loan covenant purposes. It is anticipated that a personal guaranty may be required for an equipment lease, credit facility, industrial lease or mortgage. If necessary, the Guaranty Services Agreement will be negotiated in good faith, and any such fees or economic benefit will be paid through the Guaranty Member entity.

(iv) *Advisory Services Agreement with CERLOS® Factory Advisor, LLC*. The Company will pay CERLOS Factory Advisor, LLC, a Member of the Company and for which Robert Bedard is on the Board of Managers, for advisory services. Future team members or third-party service providers will be compensated for transaction advisory services, as follows: 2% Underwriting Fee, 1% Debt Origination Fee, 1% Acquisition Fees, 1% Disposition Fees, and 1% Recapitalization Fees. It is anticipated that specialists will be required to perform such advisory services to properly support the various phases of formation, growth, and monetizing or exit events of the Company.

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C/A and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit E.

Cash and Cash Equivalents

As of June 30, 2026, the Company had an aggregate of approximately $14,942 in cash and cash equivalents, and when combined with the Member's agreed upon financial support, leaves the Company with approximately 12 months of runway, absent additional investments. Runway is calculated by dividing cash-on-hand by average monthly net loss (if any).

Liquidity and Capital Resources

The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under the section titled "*Use of Proceeds*", which is an indispensable element of our business strategy.

The Company is concurrently conducting an offering of Class C Preferred Units to accredited investors via a Regulation D, Rule 506(c) offering where it is seeking to currently raise up to $62,000,000 at a purchase price of $1.00 per Class C Preferred Unit. If consummated, the Regulation D offering will result in dilution to Investors, although the Company does not anticipate raising more than $67,000,000 in the combined Regulation D and this Regulation Crowdfunding offering. There is no guarantee that such Regulation D offering will raise all or a portion of the additional investment the Company is seeking. Additionally, if the Company raises the full $62,000,000 under the Regulation D offering, the Company expects to seek additional capital via one or more Regulation A offerings in the future. Lastly, the Company may utilize debt for a portion of its capital needs, which may require the issuance of equity in connection with such financing.

In addition to the Offering and the private Regulation D mentioned above, the Company may raise additional capital from strategic investors by offering to sell securities, including, but not limited to, Preferred Units, Common Units, SAFEs or Convertible Notes, outside of this Offering. Warrant issuances are not anticipated at the time of this Offering.

Other than capital from existing operations, the Company does not have any additional sources of capital other than the proceeds from the Offering.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the near future.

Valuation

The terms of this Offering are based on a pre-money fully diluted valuation of $150,000,000 using the current outstanding Units of the Company. The Securities are priced arbitrarily and the Company makes no representations as to the reasonableness of any specified valuation.

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Investors should consider whether achievement of each step within the estimated time frame will be realistic in their judgment. Potential Investors should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

Please see the financial statements attached as Exhibit E for subsequent events and applicable disclosures.

Material Changes and Other Information

This non-material amendment is filed to provide for a special Labor Day Weekend Time-Based Perks promotion, which is retroactive to the initial launch of the Company's Offering on August 25, 2026.

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH THEIR OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO ENSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C/A CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Investors who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to United States withholding tax.

EACH POTENTIAL INVESTOR SHOULD CONSULT THEIR OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

LEGAL MATTERS

Any Investor should consult with its own counsel and advisors in evaluating an investment in the Offering and conduct independent due diligence.

Bad Actor Disclosure

The Company, nor its controlling persons, are subject to any bad actor disqualifications under any relevant U.S. securities laws.

The Company, nor its controlling persons, are subject to any matters that would have triggered disqualification but occurred prior to May 16, 2016.

Eligibility

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 (the "**Exchange Act**") (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**")(15 U.S.C. 80a-3), or excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on Section 4(a)(6) of the Securities Act of 1933 (the "**Securities Act**") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C/A; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Ongoing Reporting

Following the first sale of the Securities, the Company will file a report electronically with the Securities and Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's website at https://www.cerlos.com/.

The Company must continue to comply with the ongoing reporting requirements until:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Company liquidates or dissolves its business in accordance with applicable state law.

Neither the Company nor any of its predecessors (if any) previously failed to comply with the ongoing reporting requirement of Regulation CF.

ADDITIONAL INFORMATION

The summaries of, and references to, various documents in this Form C/A do not purport to be complete and in each instance reference should be made to the copy of such document which is either an appendix to this Form C/A or which will be made available to Investors and their professional advisors upon request.

Prior to making an investment decision regarding the Securities described herein, prospective Investors should carefully review and consider this entire Form C/A. The Company is prepared to furnish, upon request, a copy of the forms of any documents referenced in this Form C/A. The Company's representatives will be available to discuss with prospective Investors and their representatives and advisors, if any, any matter set forth in this Form C/A or any other matter relating to the Securities described in this Form C/A, so that prospective Investors and their representatives and advisors, if any, may have available to them all information, financial and otherwise, necessary to formulate a well-informed investment decision. Additional information and materials concerning the Company will be made available to prospective Investors and their representatives and advisors, if any, at a mutually convenient location upon reasonable request.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C/A and has duly caused this Form C/A to be signed on its behalf by the duly authorized undersigned.

CERLOS® Factory I, LLC
(Issuer)

By:/s/ Joseph Ross
(Signature)

Joseph Ross
(Name)

CEO
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C/A has been signed by the following persons in the capacities and on the dates indicated.

/s/ MOXY OID Factory Manager, LLC
(Signature)

By: Robert Bedard
(Name)

Manager
(Title)

September 4, 2026
(Date)

Instructions.

1. The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2. The name of each person signing the form shall be typed or printed beneath the signature. Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT B
Investor Website
(Attached)

INVEST IN THE FACTORY *SCALING* A NEW FIRE-PROOF BUILDING MATERIAL.

CERLOS® Factory #1 is bringing a new Class A fire-rated building material to commercial scale. Investors now have ground-floor access to the first facility through a Reg CF offering.

INVEST NOW


CLICK TO UNMUTE

The testimonials presented are the opinions of the individuals providing them. They may not represent the experience of all clients or investors and are not a guarantee of future performance or success. No compensation was provided for these testimonials unless explicitly stated.

US $1,000	$1.00	Reg CF
MINIMUM INVESTMENT + 3.5% investor processing fee	PER UNIT PRICE	OFFERING TYPE

SEC FILINGS OFFERING DOCS INVESTOR EDUCATION

$62M	47%	100%	$1K
TOTAL CAPITALIZATION	EBITA MARGIN AT SCALE	PRE-SOLD	MINIMUM INVESTMENT

01 / THE INVESTOR PROBLEM

MOST INVESTORS GET IN TOO EARLY — OR TOO LATE.

Early-stage manufacturing is usually binary: bet on a concept at maximum risk, or wait until the meaningful appreciation has already happened. CERLOS® Factory #1 is neither — a first-factory opportunity in a category being created from the ground up.

$20B	4 + 15	100%
U.S. siding & fascia market	Patents filed + years of R&D since 2011	of CERLOS® Factory #1 output pre-sold

January 2025 · Los Angeles

The Palisades and Eaton Fires were the costliest wildfire event in U.S. history. 16,000 structures destroyed. $250–$275B in economic damage.[1,2]

02 / WHY THE PROBLEM EXISTS

THE BUILDING MATERIALS INDUSTRY IS

The materials inside most American homes haven't fundamentally changed in over a century — flammable by design, embedded with carcinogens, and difficult to recycle. Three forces are now converging on the same answer.

MATERIALS INDUSTRY IS STRUCTURALLY BROKEN.

01 · Fire

BUILDINGS BURN

The 2025 Palisades and Eaton fires destroyed nearly 16,000 structures — the costliest wildfire event in U.S. history. Insurance carriers are exiting California, Florida, and Louisiana.

02 · Health

TOXIC BY DEFAULT

Formaldehyde resins, silica dust, and mold are embedded in materials contractors handle daily and families live inside. EPA pressure is tightening; clean alternatives remain scarce at scale.

03 · Planet

DIRTIEST INDUSTRY ON EARTH

Building materials account for ~23% of global CO_2 emissions. The take-make-dispose model sends millions of tons to landfills. Forestry waste that should be feedstock is burned instead.[3,4,5]

EPA regulation, ESG-driven procurement, domestic reshoring — every force independent, all pointing the same direction. None had a viable commercial alternative until CERLOS®.


Inside every American home
The same flammable, formaldehyde-laden materials — wrapped around the people who live there.

03 / THE SOLUTION

FIRST-OF-A-KIND (FOAK) TECHNOLOGY DEVELOPED TO ADDRESS FIRE, TOXICITY, AND ENVIRONMENTAL IMPACT — SIMULTANEOUSLY.

CERLOS® is a proprietary low-carbon mineralization technology that fills the pores of wood fibers with inorganic mineral at the cellular level — creating a hybrid material with the workability of wood and the durability of rock.

CERLOS® Factory #1 will produce CERLOS® siding — the first product using a mineralization science that did not exist before this technology was developed.



Nature's analog. Petrified wood forms when mineral replaces organic fiber over millennia. CERLOS® achieves a similar transformation in minutes.


BEFORE · Untreated fiber
AFTER · CERLOS® mineralized

01

FIREPROOF BY DESIGN

Class A fire-rated. Will not ignite. Tested to ASTM E2768. Built for protection insurers can underwrite.

02

HEALTHY & SAFE FOR PEOPLE

Zero carcinogens. No formaldehyde. No silica dust. Safe to install without respirators. Tested to ASTM G21.

03

CIRCULAR FOR THE PLANET

Waste biomass carbon is permanently sequestered. Net Zero CO_2 in production.

04

OUTPERFORMS ALTERNATIVES

Fire-resistant, mold-resistant, termite-resistant,

05

PROTECTED BY IP

4 patents filed, 2 more to be filed. $30M+ and 15

06

BUILT, NOT THEORIZED

The technology is developed, tested, and validated.

recyclable and no toxins all in one material. At the same price point or less.

years of R&D since founding in 2011. Exclusive IMAL PAL equipment IP assigned.

CERLOS® Factory #1 is the first commercial-scale production facility.



Proof · Fire Test

DIRECT FLAME. NO COMBUSTION. NO TOXIC SMOKE.

CERLOS® under direct torch — the mineralized fiber refuses to ignite while other sidings would already be feeding the fire.

04 / WHY NOW

THE LAST MATERIAL TO REWRITE AN ENTIRE INDUSTRY WAS PLASTIC.

Plastic did not improve existing materials — it replaced them. CERLOS® is making the same category-level move in building materials. The forces driving the opportunity are converging right now.

01

A $250–$275B WILDFIRE WAKE-UP CALL

The January 2025 LA fires destroyed nearly 16,000 structures and caused $250–$275B in economic damage. Insurers are exiting entire states. Fire-rated materials are now increasingly mandated.

02

EPA REGULATION TIGHTENING

Formaldehyde and silica dust — known carcinogens embedded in conventional building materials — are under accelerating regulatory pressure. Non-toxic materials are needed.

03

ESG PROCUREMENT RESHAPING THE INDUSTRY

Major homebuilders face increasing pressure to specify materials meeting tightening environmental and health standards. CERLOS® is designed to meet or exceed them.

04

FIRST FACTORY, FIRST MOVER

CERLOS® Factory #1 is the first commercial-scale facility for this material anywhere in the world. The ground floor is open now — ahead of operational milestones and facility output expansion.


CERLOS
The Future Of Building Materials

CERLOS® Factory #1 · Texas

Domestic production. Domestic distribution. Domestic demand.

WORKABILITY IN MOTION










CLIP 01

CLIP 02

CLIP 03

CLIP 04

05 / THE ECONOMIC OPPORTUNITY

A $20B U.S. MARKET. 62% GROSS MARGINS. A MODEL BUILT TO SCALE FROM ONE LINE TO FIVE.

The global panels, roofing, and siding market is $480B. The U.S. siding and fascia market is $20B annually.[6] CERLOS® Factory #1 begins with siding — and at full five-line capacity, is designed to capture roughly 2% of the U.S. siding market from a single facility.

TOTAL CAPITALIZATION	$62M
PROJECTED YEAR 2 REVENUE / LINE	$81.9M
PROJECTED GROSS MARGIN AT SCALE	62%
PROJECTED EBITDA MARGIN AT SCALE	47%
PROJECTED REVENUE AT FULL CAPACITY	$409.5M (5 lines, Year 6)
INVESTOR TERMS	Common Non-Voting units · time-based and volume-based bonus units available
OFFERING STRUCTURE	Reg CF · Accredited & Non-Accredited
MINIMUM INVESTMENT	US $1,000 (+ 3.5% processing fee)

All financial projections are proforma estimates based on confirmed offtake pricing and design capacity assumptions. They are not guarantees of future results.

Revenue Scaling — Projected

$81.9M PER LINE, SCALING TO $409.5M AT FULL CAPACITY

1 Line · Year 2	$58.1M
2 Lines · Year 3	$116.1M
3 Lines · Year 4	$224.1M
4 Lines · Year 5	$298.9M
5 Lines · Year 6	$373.6M

GROSS MARGIN
57%

EBITDA MARGIN
43%

06 / INVESTOR TERMS

FOR REG CF

Common Non-Voting units

MINIMUM INVESTMENT
US $1,000
+ 3.5% investor processing fee

PER UNIT PRICE
$1.00

OFFERING TYPE
Reg CF

MAXIMUM RAISE
$5,000,000

Open to accredited and non-accredited investors, subject to Regulation CF investment limits. Non-accredited investors are limited based on annual income or net worth.

1. TIME-BASED BONUS UNITS

Rewards early investors with additional units in the first 60 days of the offering.

- First 30 days: 15% bonus units
- Days 31–60: 10% bonus units
- Remainder of offering: 5% bonus units

2. VOLUME-BASED TIERS

Rewards investors based on the size of their commitment.

- $1,000–$4,999: 2.5% bonus units
- $5,000–$9,999: 5% bonus units
- $10,000–$24,999: 8% bonus units
- $25,000–$49,999: 10% bonus units
- $50,000–$99,999: 12% bonus units
- $100,000+: 15% bonus units

07 / PROOF + CREDIBILITY

THE TECHNOLOGY IS TESTED. THE OUTPUT IS PRE-SOLD. THE PRODUCTION IS COMMITTED.

PRODUCTION IS COMMITTED.


01
PROPRIETARY MATERIAL PLATFORM


02
ASTM-TESTED PERFORMANCE


03
IMAL PAL PRODUCTION LINE

04
PRE-SOLD TO AIFP DISTRIBUTION

08 / LEADERSHIP

LEADERSHIP WITH THE EXPERIENCE TO EXECUTE.

CERLOS® Factory #1 is led by a team with deep experience in materials science, commercial manufacturing, and scaling first-of-a-kind production facilities.



Joe Ross, left, Robert Bedard, right

ROBERT BEDARD

FOUNDER & CHAIRMAN OF THE BOARD

Robert Bedard is the Founder and Chairman of the Board. For more than 15 years, he served as the lead investor driving the science, research, and development behind CERLOS®. A visionary entrepreneur and business builder, Robert has played a pivotal role in transforming innovative concepts into commercially viable products and scalable business ventures.

As the Founder, he has built a reputation for identifying emerging opportunities, assembling high-performance teams, and transforming ambitious concepts into commercially viable businesses.

Robert is the driving force behind the development and commercialization of CERLOS®, a next-generation building material. His leadership has guided CERLOS® from concept to market readiness, combining innovative materials science with scalable manufacturing strategies to create a product positioned to redefine building standards.

Known for his strategic vision and ability to anticipate market trends, Robert has consistently demonstrated the foresight to develop disruptive products that meet evolving customer needs while creating long-term value for stakeholders. His blend of entrepreneurial determination, operational expertise, and investor-focused leadership has enabled him to forge strategic partnerships, attract capital, and advance breakthrough technologies from ideas to implementation.

JOE ROSS

CHIEF EXECUTIVE OFFICER, CERLOS® FACTORY #1



Las Vegas R&D lab

Robert Bedard and Dylan Tinker with CERLOS® siding.

09 / RISK CLARITY

EVERY INVESTMENT CARRIES RISK. HERE'S HOW WE HAVE MITIGATED OURS

01
MANUFACTURING SCALE-UP RISK

First commercial-scale facility for this material. Mitigated by the IMAL PAL partnership — a global leader in fiber-based panel production lines — with a 100% scale-up commitment and exclusive equipment IP assigned to the Company.

02
MARKET ADOPTION RISK

New materials require builder education and supply chain integration. Mitigated by the AIFP distribution agreement: its network includes D.R. Horton, Lennar, Pulte, Home Depot, and Lowe's — and they have committed to 100% of CERLOS® Factory #1's output.

03
COMPETITIVE LANDSCAPE RISK

The fire-safe, non-toxic category is forming. Moat: $30M+ in R&D, 4 filed patents, trade secrets, the exclusive IMAL PAL IP assignment, and 15 years of development that cannot be quickly replicated.

04
TIMELINE TO FULL CAPACITY RISK

Ramp from 1 to 5 lines over six years. Additional lines are designed to be funded through retained earnings rather than returning to investors for additional capital.

10 / INVESTOR ROLE

THE MOMENT *BEFORE* THE SCALE.

The hard part is done. The technology is built. The IP is filed and expanding. The output is pre-sold. The production partner is committed. What comes next is execution — and that is where investor capital becomes the critical input.

INVEST NOW

11 / FAQ

- Why invest in startups? +
- How much can I invest? +
- How do I calculate my net worth? +
- What are the tax implications of an equity crowdfunding investment? +
- Who can invest in a Regulation CF Offering? +
- What do I need to know about early-stage investing? Are these investments risky? +
- When will I get my investment back? +
- Can I sell my units? +
- Exceptions to limitations on selling units during the one-year lockup period +
- What happens if a company does not reach their funding target? +
- How can I learn more about a company's offering? +
- What if I change my mind about investing? +
- How do I keep up with how the company is doing? +
- What relationship does the company have with DealMaker Securities? +
- What is CERLOS® Factory #1's pre-money valuation? +

INVESTOR DISCUSSION

JOIN THE CONVERSATION

Ask questions, share perspectives, and see what other prospective investors are discussing about CERLOS® Factory #1.

Crowdfund CERLOS® Factory #1 Comment Policy

Questions and respectful discussion are welcome. Stay on topic, be civil, and review official offering materials before

Please read our Comment Policy before commenting.

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DISQUS

CERLOS The Future Of Building Materials

CERLOS® FACTORY #1

SITE

Opportunity
Material
Leadership
Investor Q&A

LEGAL

Privacy Policy
Terms of Service
Comment Policy

CITATIONS

1. AccuWeather, "Los Angeles County Fires 1 Year Later," Jan. 7, 2026.

2. UCLA Anderson Forecast, "Economic Impact of the Los Angeles Wildfires," updated Mar. 3, 2025.

3. UN Environment Programme, Building Materials and the Climate, 2023.

4. U.S. EPA, Sustainable Management of Construction and Demolition Materials.

5. U.S. Forest Service, "FireBox and CharBoss: An Alternative to Open Burning of Woody Biomass," 2024.

6. The Freedonia Group Annual Report 2024 (see www.FreedoniaGroup.com).

Equity crowdfunding investments in private placements, and start-up investments in particular, are speculative and involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest in start-ups.

Companies seeking startup investment through equity crowdfunding tend to be in earlier stages of development and their business model, products and services may not yet be fully developed, operational or tested in the public marketplace. There is no guarantee that the stated valuation and other terms are accurate or in agreement with the market or industry valuations.

Further, investors may receive illiquid and/or restricted units that may be subject to holding period requirements and/or liquidity concerns.

Forward looking statements were included here that the Company believes to be accurate given the current information. They involve known and unknown risks, uncertainties and other important factors which if changed may affect the outcome(s).

DealMaker Securities LLC, a registered broker-dealer, and member of FINRA | SIPC, located at 30 East 23rd Street, 2nd Floor, NY, NY 10010, is the Intermediary for this offering and is not an affiliate of or connected with the Issuer. Please check our background on FINRA's BrokerCheck.

- DealMaker Securities LLC does not make investment recommendations.
- DealMaker Securities LLC is NOT placing or selling these securities on behalf of the Issuer.
- DealMaker Securities LLC is NOT soliciting this investment or making any recommendations by collecting, reviewing, and processing an Investor's documentation for this investment.

EXHIBIT C
Subscription Agreement between the Investor and Company
(Attached)

CERLOS® Factory I, LLC

REG CF SUBSCRIPTION AGREEMENT

THIS INVESTMENT INVOLVES A HIGH DEGREE OF RISK. THIS INVESTMENT IS SUITABLE ONLY FOR PERSONS WHO CAN BEAR THE ECONOMIC RISK FOR AN INDEFINITE PERIOD OF TIME AND WHO CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. FURTHERMORE, INVESTORS MUST UNDERSTAND THAT SUCH INVESTMENT IS ILLIQUID AND IS EXPECTED TO CONTINUE TO BE ILLIQUID FOR AN INDEFINITE PERIOD OF TIME. NO PUBLIC MARKET EXISTS FOR THE SECURITIES, AND NO PUBLIC MARKET IS EXPECTED TO DEVELOP FOLLOWING THIS OFFERING.

THE SECURITIES OFFERED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR ANY STATE SECURITIES OR BLUE SKY LAWS AND ARE BEING OFFERED AND SOLD IN RELIANCE ON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND STATE SECURITIES OR BLUE SKY LAWS. ALTHOUGH AN OFFERING STATEMENT HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC"), THAT OFFERING STATEMENT DOES NOT INCLUDE THE SAME INFORMATION THAT WOULD BE INCLUDED IN A REGISTRATION STATEMENT UNDER THE SECURITIES ACT AND IT IS NOT REVIEWED IN ANY WAY BY THE SEC. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON THE MERITS OF THIS OFFERING OR THE ADEQUACY OR ACCURACY OF THE SUBSCRIPTION AGREEMENT OR ANY OTHER MATERIALS OR INFORMATION MADE AVAILABLE TO SUBSCRIBER IN CONNECTION WITH THIS OFFERING OVER THE WEB-BASED PLATFORM MAINTAINED BY DEALMAKER SECURITIES LLC (THE "INTERMEDIARY"). ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

INVESTORS ARE SUBJECT TO LIMITATIONS ON THE AMOUNT THEY MAY INVEST. THE COMPANY IS RELYING ON THE REPRESENTATIONS AND WARRANTIES SET FORTH BY EACH SUBSCRIBER IN THIS SUBSCRIPTION AGREEMENT AND THE OTHER INFORMATION PROVIDED BY SUBSCRIBER IN CONNECTION WITH THIS OFFERING TO DETERMINE THE APPLICABILITY TO THIS OFFERING OF EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT.

PROSPECTIVE INVESTORS MAY NOT TREAT THE CONTENTS OF THE SUBSCRIPTION AGREEMENT, THE OFFERING STATEMENT OR ANY OF THE OTHER MATERIALS AVAILABLE ON THE INTERMEDIARY'S WEBSITE (COLLECTIVELY, THE "OFFERING MATERIALS") OR ANY COMMUNICATIONS FROM THE COMPANY OR ANY OF ITS OFFICERS, EMPLOYEES OR AGENTS AS INVESTMENT, LEGAL OR TAX ADVICE. IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE COMPANY AND THE TERMS OF THIS OFFERING, INCLUDING THE MERITS AND THE RISKS INVOLVED. EACH PROSPECTIVE INVESTOR SHOULD CONSULT THE INVESTOR'S OWN COUNSEL, ACCOUNTANT AND OTHER PROFESSIONAL ADVISORS AS TO INVESTMENT, LEGAL, TAX AND OTHER RELATED MATTERS CONCERNING THE INVESTOR'S PROPOSED INVESTMENT.

THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

THE INFORMATION PRESENTED IN THE OFFERING MATERIALS WAS PREPARED BY THE COMPANY SOLELY FOR THE USE BY PROSPECTIVE INVESTORS IN CONNECTION WITH THIS OFFERING. NO REPRESENTATIONS OR WARRANTIES ARE MADE AS TO THE ACCURACY OR COMPLETENESS OF THE INFORMATION CONTAINED IN ANY OFFERING MATERIALS, AND NOTHING CONTAINED IN THE OFFERING MATERIALS IS OR SHOULD BE RELIED UPON AS A PROMISE OR REPRESENTATION AS TO THE FUTURE PERFORMANCE OF THE COMPANY.

THE COMPANY RESERVES THE RIGHT IN ITS SOLE DISCRETION AND FOR ANY REASON WHATSOEVER TO MODIFY, AMEND AND/OR WITHDRAW ALL OR A PORTION OF THE OFFERING AND/OR ACCEPT OR REJECT IN WHOLE OR IN PART ANY PROSPECTIVE INVESTMENT IN THE SECURITIES OR TO ALLOT TO ANY PROSPECTIVE INVESTOR LESS THAN THE AMOUNT OF SECURITIES SUCH INVESTOR DESIRES TO PURCHASE. EXCEPT AS OTHERWISE INDICATED, THE OFFERING MATERIALS SPEAK AS OF THEIR DATE. NEITHER THE DELIVERY NOR THE PURCHASE OF THE SECURITIES SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THAT DATE.

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY SUBSCRIPTION OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE SUBSCRIPTION OF THE SECURITIES BY ANY FOREIGN SUBSCRIBER.

The Board of Managers of
CERLOS® Factory I, LLC
5740 Arville Street, Suite 220
Las Vegas, NV 89118

Ladies and Gentlemen:

The undersigned understands that CERLOS® Factory I, LLC, a Delaware limited liability company (the "**Company**"), is conducting an offering (the "**Offering**") under Section 4(a)(6) of the Securities Act of 1933, as amended (the "**Securities Act**") and Regulation Crowdfunding promulgated thereunder. This Offering is made pursuant to a Form C, as the same may be amended from time to time, filed by the Company with the SEC (the "**Form C**"). The Company is offering to both accredited and non-accredited investors up to 4,999,700 Class B Common Units (each a "**Unit**" and, collectively, the "**Units**") at a price of $1.00 per Unit (the "**Purchase Price**"), exclusive of a three and one-half percent (3.5%) investor processing fee for Investors, subject to a maximum fee of $300, and bonus Units that may be offered in the Offering. The minimum amount or target amount to be raised in the Offering is $10,000.17 (the "**Target Offering Amount**") and the maximum amount to be raised in the offering is $5,000,000.00 (the "**Maximum Offering Amount**"). If the Offering is oversubscribed beyond the Target Offering Amount, the Company will sell Units on a first-come, first-serve basis. The Company is offering the Units to prospective investors through Dealmaker Securities LLC (the "**Portal**"). The Portal is registered with the Securities and Exchange Commission (the "**SEC**"), as a funding portal and is a funding portal member of the Financial Industry Regulatory Authority. The Company will pay the Portal a cash commission fee equal to eight and one-half percent (8.5%) based on the dollar amount sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. Investors should carefully review the Form C, which is available on the Company's investor website page at https://invest.cerlos.com (the "**Deal Page**").

1. Subscription.

(a) Subject to the terms of this Agreement and the Form C, the undersigned hereby subscribes to purchase the number of Units equal to the quotient of the undersigned's subscription amount as indicated through the Portal's platform divided by the Purchase Price and shall pay the aggregate Purchase Price in the manner specified in the Form C and as per the directions of the Portal through the Deal Page. Such subscription shall be deemed to be accepted by the Company only when this Agreement is countersigned on the Company's behalf and subject to Section 3. No person may subscribe for a Unit in the Offering after the Offering campaign deadline as specified in the Form C and on the Deal Page (the "**Offering Deadline**"). Capitalized terms contained, but not defined, herein have the meanings given to them in the Limited Liability Company Operating Agreement of the Company (the "**Operating Agreement**").

(b) The undersigned acknowledges they have read the educational materials on the Deal Page, and has been informed of their right to cancel the investment up to 48-hours prior to the Offering Deadline; however, once

the Subscription Agreement is accepted by the Company there is no cancellation right;

(c) The undersigned acknowledges that there may be promoters for this Offering, and in the case that there are any communications from promoters, the promoter must clearly disclose in all communications the receipt of compensation, and that the promoter is engaged in promotional activities on behalf of the Issuer. A promoter may be any person who promotes the Issuer's offering for compensation, whether past or prospective, or who is a founder or an employee of an issuer that engages in promotional activities on behalf of the Issuer; and

(d) The undersigned acknowledges that they have been informed of the compensation that DealMaker Securities LLC and affiliates receives in connection with the sale of securities in the Regulation CF offering and the manner in which it is received.

2. Closing.

(a) Closing. Subject to Section 2(b), the closing of the sale and purchase of the Units pursuant to this Agreement (the "**Closing**") shall take place through the Portal on the date of any Initial Closing, Subsequent Closing or the Offering Deadline (each, a "**Closing Date**") as defined under and in accordance with the Form C.

(b) Closing Conditions. Closing is conditioned upon satisfaction of all the following conditions:

(i) prior to the Offering Deadline, the Company shall have received aggregate subscriptions for Units in an aggregate investment amount of at least the Target Offering Amount;

(ii) at the time of the Closing, the Company shall have received into the escrow account established by the Portal and the escrow agent in cleared funds, and is accepting, subscriptions for Units having an aggregate investment amount of at least the Target Offering Amount; and

(iii) the representations and warranties of the Company contained in Section 6 hereof and of the undersigned contained in Section 4 hereof shall be true and correct as of the Closing in all respects with the same effect as though such representations and warranties had been made as of the Closing.

3. Termination of the Offering; Other Offerings. The undersigned understands that the Company may terminate the Offering at any time. The undersigned further understands that during and following termination of the Offering, the Company may undertake offerings of other securities, which may or may not be on terms more favorable to an investor than the terms of this Offering.

4. Investor Representations. The undersigned represents and warrants to the Company and the Company's agents as follows:

(a) The undersigned understands and accepts that the purchase of the Units involves various risks, including the risks outlined in the Form C and in this Agreement. The undersigned can bear the economic risk of this investment and can afford a complete loss thereof; the undersigned has sufficient liquid assets to pay the full purchase price for the Units; and the undersigned has adequate means of providing for its current needs and possible contingencies and has no present need for liquidity of the undersigned's investment in the Company.

(b) The undersigned (i) either qualifies as an "accredited investor" as defined by Rule 501(a) of Regulation D under the Securities Act or has not exceeded the investment limit as set forth in Rule 100(a)(2) of Regulation Crowdfunding, (ii) has such knowledge and experience in financial and business matters that the undersigned is capable of evaluating the merits and risks of the prospective investment and (iii) has truthfully submitted the required information to the Portal to evidence these representations. The undersigned agrees and covenants that the undersigned will maintain accurate and up-to-date contact information (including email and mailing address) on the Portal and will promptly update such information in the event it changes or is no longer accurate.

(c) The undersigned has received and reviewed a copy of the Form C. With respect to information provided by the Company, the undersigned has relied solely on the information contained in the Form C to make the decision to purchase the Units and has had an opportunity to ask questions and receive answers about the Form C, the Offering and the undersigned's investment in the Units.

(d) The undersigned confirms that it is not relying and will not rely on any communication (written or oral) of the Company, the Portal, the escrow agent, or any of their respective affiliates, as investment advice or as a recommendation to purchase the Units. It is understood that information and explanations related to the terms and conditions of the Units provided in the Form C or otherwise by the Company, the Portal or any of their respective affiliates shall not be considered investment advice or a recommendation to purchase the Units, and that neither the Company, the Portal nor any of their respective affiliates is acting or has acted as an advisor to the undersigned in deciding to invest in the Units. The undersigned acknowledges that neither the Company, the Portal nor any of their respective affiliates have made any representation regarding the proper characterization of the Units for purposes of determining the undersigned's authority or suitability to invest in the Units.

(e) The undersigned is familiar with the business and financial condition and operations of the Company, including all as generally described in the Form C. The undersigned has had access to such information concerning the Company and the Units as it deems necessary to enable it to make an informed investment decision concerning the purchase of the Units.

(f) The undersigned understands that, unless the undersigned notifies the Company in writing to the contrary at or before the Closing, each of the undersigned's representations and warranties contained in this Agreement will be

deemed to have been reaffirmed and confirmed as of the Closing, taking into account all information received by the undersigned.

(g) The undersigned acknowledges that the Company has the right in its sole and absolute discretion to abandon this Offering at any time prior to the completion of the Offering. This Agreement shall thereafter have no force or effect and the Company shall return any previously paid subscription price of the Units, without interest thereon, to the undersigned.

(h) The undersigned understands that no federal or state agency has passed upon the merits or risks of an investment in the Units or made any finding or determination concerning the fairness or advisability of this investment.

(i) The undersigned has up to 48 hours before the Offering Deadline to cancel the undersigned's subscription and receive a full refund.

(j) The undersigned confirms that the Company has not (i) given any guarantee or representation as to the potential success, return, effect or benefit (either legal, regulatory, tax, financial, accounting or otherwise) an of investment in the Units or (ii) made any representation to the undersigned regarding the legality of an investment in the Units under applicable legal investment or similar laws or regulations. In deciding to purchase the Units, the undersigned is not relying on the advice or recommendations of the Company and the undersigned has made its own independent decision, alone or in consultation with its investment advisors, that the investment in the Units is suitable and appropriate for the undersigned.

(k) The undersigned has such knowledge, skill and experience in business, financial and investment matters that the undersigned is capable of evaluating the merits and risks of an investment in the Units. With the assistance of the undersigned's own professional advisors, to the extent that the undersigned has deemed appropriate, the undersigned has made its own legal, tax, accounting and financial evaluation of the merits and risks of an investment in the Units and the consequences of this Agreement. The undersigned has considered the suitability of the Units as an investment in light of its own circumstances and financial condition and the undersigned is able to bear the risks associated with an investment in the Units and its authority to invest in the Units.

(l) The undersigned is acquiring the Units solely for the undersigned's own beneficial account, for investment purposes, and not with a view to, or for resale in connection with, any distribution of the Units. The undersigned understands that the Units have not been registered under the Securities Act or any state securities laws by reason of specific exemptions under the provisions thereof which depend in part upon the investment intent of the undersigned and of the other representations made by the undersigned in this Agreement. The undersigned understands that the Company is relying upon the representations and agreements contained in this Agreement (and any supplemental information provided by the undersigned to the Company or the Portal) for the purpose of determining whether this transaction meets the requirements for such exemptions.

(m) The undersigned understands that the Units are restricted from transfer for a period of time under applicable federal securities laws and that the Securities Act

and the rules of the SEC provide in substance that the undersigned may dispose of the Units only pursuant to an effective registration statement under the Securities Act, an exemption therefrom or as further described in Rule 501 of Regulation Crowdfunding, after which certain state restrictions may apply. The undersigned understands that the Company has no obligation or intention to register any of the Units, or to take action so as to permit sales pursuant to the Securities Act. Even if and when the Units become freely transferable, a secondary market in the Units may not develop. Consequently, the undersigned understands that the undersigned must bear the economic risks of the investment in the Units for an indefinite period of time.

(n) The undersigned agrees that the undersigned will not sell, assign, pledge, give, transfer or otherwise dispose of the Units or any interest therein or make any offer or attempt to do any of the foregoing, except pursuant to Rule 501 of Regulation Crowdfunding.

(o) If the undersigned is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), the undersigned hereby represents and warrants to the Company that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for the Units or any use of this Agreement, including (i) the legal requirements within its jurisdiction for the purchase of the Units, (ii) any foreign exchange restrictions applicable to such purchase, (iii) any governmental or other consents that may need to be obtained, and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale, or transfer of the Units. The undersigned's subscription and payment for and continued beneficial ownership of the Units will not violate any applicable securities or other laws of the undersigned's jurisdiction.

(p) The undersigned has full legal capacity, power and authority to execute and deliver this instrument and to perform its obligations hereunder. This instrument constitutes a valid and binding obligation of the undersigned, enforceable in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity.

(q) The undersigned has been advised that this instrument and the underlying securities have not been registered under the Securities Act or any state securities laws and are offered and sold hereby pursuant to Section 4(a)(6) of the Securities Act. The undersigned understands that neither this instrument nor the underlying securities may be resold or otherwise transferred unless they are registered under the Securities Act and applicable state securities laws or pursuant to Rule 501 of Regulation Crowdfunding, in which case certain state transfer restrictions may apply.

(r) The undersigned understands that no public market now exists for any of the securities issued by the Company, and that the Company has made no assurances that a public market will ever exist for this instrument and the securities to be acquired by the undersigned hereunder.

(s) The undersigned is not (i) a citizen or resident of a geographic area in which

the subscription of or holding of the Subscription Agreement and the underlying securities is prohibited by applicable law, decree, regulation, treaty, or administrative act, (ii) a citizen or resident of, or located in, a geographic area that is subject to U.S. or other applicable sanctions or embargoes, or (iii) an individual, or an individual employed by or associated with an entity, identified on the U.S. Department of Commerce's Denied Persons or Entity List, the U.S. Department of Treasury's Specially Designated Nationals List, the U.S. Department of State's Debarred Parties List or other applicable sanctions lists. The undersigned hereby represents and agrees that if the undersigned's country of residence or other circumstances change such that the above representations are no longer accurate, the undersigned will immediately notify Company. The undersigned further represents and warrants that it will not knowingly sell or otherwise transfer any interest in the Subscription Agreement or the underlying securities to a party subject to U.S. or other applicable sanctions.

(t) If the undersigned is a corporate entity: (i) such corporate entity is duly incorporated, validly existing and in good standing under the laws of the state of its incorporation, and has the power and authority to enter into this Subscription Agreement; (ii) the execution, delivery and performance by the undersigned of the Subscription Agreement is within the power of the undersigned and has been duly authorized by all necessary actions on the part of the Investor; (iii) to the knowledge of the undersigned, it is not in violation of its current Operating Agreement, any material statute, rule or regulation applicable to the undersigned; and (iv) the performance of this Subscription Agreement does not and will not violate any material judgment, statute, rule or regulation applicable to the undersigned; result in the acceleration of any material indenture or contract to which the undersigned is a party or by which it is bound, or otherwise result in the creation or imposition of any lien upon the Subscription Amount.

5. HIGH RISK INVESTMENT. **THE UNDERSIGNED UNDERSTANDS THAT AN INVESTMENT IN THE UNITS INVOLVES A HIGH DEGREE OF RISK**. The undersigned acknowledges that (a) any projections, forecasts or estimates as may have been provided to the undersigned are purely speculative and cannot be relied upon to indicate actual results that may be obtained through this investment; any such projections, forecasts and estimates are based upon assumptions which are subject to change and which are beyond the control of the Company or its management; (b) the tax effects which may be expected by this investment are not susceptible to absolute prediction, and new developments and rules of the Internal Revenue Service (the "**IRS**"), audit adjustment, court decisions or legislative changes may have an adverse effect on one or more of the tax consequences of this investment; and (c) the undersigned has been advised to consult with his own advisor regarding legal matters and tax consequences involving this investment.

6. Company Representations. The undersigned understands that upon issuance to the undersigned of any Units, the Company will be deemed to have made the following representations and warranties to the undersigned as of the date of such issuance:

(a) Corporate Power. The Company has been duly formed as a limited liability company under the laws of the State of Delaware and, has all requisite legal and

corporate power and authority to conduct its business as currently being conducted and to issue and sell the Units to the undersigned pursuant to this Agreement.

(b) Enforceability. This Agreement, when executed and delivered by the Company, shall constitute valid and legally binding obligations of the Company, enforceable against the Company in accordance with their respective terms except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance, or other laws of general application relating to or affecting the enforcement of creditors' rights generally, or (b) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies.

(c) Valid Issuance. The Units, when issued, sold and delivered in accordance with the terms and for the consideration set forth in this Agreement and the Form C, will be validly issued, fully paid and nonassessable and free of restrictions on transfer other than restrictions on transfer arising under this Agreement, the Operating Agreement, as amended from time to time, or under applicable state and federal securities laws and liens or encumbrances created by or imposed by a subscriber.

(d) Authorization. The execution, delivery and performance by the Company of this instrument is within the power of the Company and, other than with respect to the actions to be taken when equity is to be issued to Investor, has been duly authorized by all necessary actions on the part of the Company. This instrument constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity. The Company is not in violation of (i) its current Operating Agreement; (ii) any material statute, rule or regulation applicable to the Company; or (iii) any material indenture or contract to which the Company is a party or by which it is bound, where, in each case, such violation or default, individually, or together with all such violations or defaults, could reasonably be expected to have a material adverse effect on the Company or its operations.

(e) Operation. The performance and consummation of the transactions contemplated by this instrument do not and will not: (i) violate any material judgment, statute, rule or regulation applicable to the Company; (ii) result in the acceleration of any material indenture or contract to which the Company is a party or by which it is bound; or (iii) result in the creation or imposition of any lien upon any property, asset or revenue of the Company or the suspension, forfeiture, or nonrenewal of any material permit, license or authorization applicable to the Company, its business or operations.

(f) Consents. No consents, waivers, registrations, qualifications or approvals are required in connection with the execution, delivery and performance of this Agreement and the transactions contemplated hereby, other than: (i) the Company's corporate, board and/or shareholder approvals which have been properly obtained, made or effected, as the case may be, and (ii) any qualifications or filings under applicable securities laws.

(g) Securities Matters. The Company is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934. The Company is not an investment company, as defined in Section 3 of the Investment Company Act of 1940, and is not excluded from the definition of investment company by Section 3(b) or Section 3(c) of that Act. The Company is not disqualified from offering or selling securities in reliance on Section 4(a)(6) of the Securities Act as a result of a disqualification as specified in Rule 503 of the Regulation Crowdfunding. The Company has a specific business plan, and has not indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies. To the extent applicable and as required, the Company has filed with the SEC and provide to its investors the ongoing annual reports required under Regulation Crowdfunding during the two years immediately preceding the filing of the Form C. The Company is organized under, and subject to, the laws of a state or territory of the United States or the District of Columbia.

(h) Transfer Agent. The Company has engaged a transfer agent registered with the SEC to act as the sole registrar and transfer agent for the Company with respect to the Subscription Agreement.

7. No Conflict. The execution, delivery and performance of and compliance with this Agreement and the issuance of the Units will not result in any violation of, or conflict with, or constitute a default under, the Company's Operating Agreement, and will not result in any violation of, or conflict with, or constitute a default under, any agreements to which the Company is a party or by which it is bound, or any statute, rule or regulation, or any decree of any court or governmental agency or body having jurisdiction over the Company, except for such violations, conflicts, or defaults which would not individually or in the aggregate, have a material adverse effect on the business, assets, properties, financial condition or results of operations of the Company.

8. Indemnification. The undersigned acknowledges that the Company and its founders, officers, directors, employees, agents, and affiliates are relying on the truth and accuracy of the foregoing representations and warranties in offering Units for sale to the undersigned without having first registered the issuance of the Units under the Securities Act or the securities laws of any state. The undersigned also understands the meaning and legal consequences of the representations and warranties in this Subscription Agreement, and the undersigned agrees to indemnify and hold harmless the Company its founders, officers, directors, employees, agents (including legal counsel), and affiliates from and against any and all loss, damage or liability, including costs and expenses (including reasonable attorneys' fees), due to or arising out of a breach of any such representations or warranties or any failure, or alleged failure, to fulfill any covenants or agreements contained in this Subscription Agreement.

9. Market Stand-Off and Power of Attorney. In connection with any underwritten public offering by the Company of its equity securities pursuant to an effective registration statement filed under the Securities Act, including the Company's initial public offering, the undersigned shall not directly or indirectly sell, make any short sale of, loan, hypothecate, pledge, offer, grant or sell any option or other contract for the purchase of, purchase any option or other contract for the sale of, or

otherwise dispose of or transfer, or agree to engage in any of the foregoing transactions with respect to, any Units without the prior written consent of the Company or its managing underwriter. Such restriction (the "***Market Stand- Off***") shall be in effect for such period of time following the date of the final prospectus for the offering as may be requested by the Company or such underwriter. In no event, however, shall such period exceed two hundred seventy (270) days plus such additional period as may reasonably be requested by the Company or such underwriter to accommodate regulatory restrictions on (i) the publication or other distribution of research reports or (ii) analyst recommendations and opinions. For consideration received and acknowledged, each undersigned, in its capacity as a securityholder of the Company, hereby appoints the Chief Executive Officer and/or Chief Financial Officer of the Company to act as its true and lawful attorney with full power and authority on its behalf to execute and deliver all documents and instruments and take all other actions necessary in connection with the matters covered by this Section 9 and any lock-up agreement required to be executed pursuant to an underwriting agreement in connection with any initial public offering of Company. Such appointment shall be for the limited purposes set forth above.

10. Obligations Irrevocable. Following the Closing, the obligations of the undersigned shall be irrevocable. The Company and the Portal, and each of their respective affiliates and agents, are each hereby authorized and instructed to accept and execute any instructions in respect of the Units given by the undersigned in written or electronic form. The Portal may rely conclusively upon and shall incur no liability in respect of any action take upon any notice, consent, request, instructions or other instrument believed in good faith to be genuine or to be signed by properly authorized persons of the undersigned.

11. Notices. All notices or other communications given or made hereunder shall be in writing and shall be mailed, by registered or certified mail, return receipt requested, postage prepaid or otherwise actually delivered, to the undersigned's address provided to the Portal or to the Company at the address set forth at the beginning of this Agreement, or such other place as the undersigned or the Company from time to time designate in writing.

12. Governing Law. Notwithstanding the place where this Agreement may be executed by any of the parties hereto, the parties expressly agree that all the terms and provisions hereof shall be construed in accordance with and governed by the laws of the State of Delaware without regard to the principles of conflicts of laws.

13. Submission to Jurisdiction. With respect to any suit, action or proceeding relating to any offers, purchases or sales of the Units by the undersigned ("**Proceedings**"), the undersigned irrevocably submits to the jurisdiction of the federal or state courts located at the location of the Company's principal place of business, which submission shall be exclusive unless none of such courts has lawful jurisdiction over such Proceedings.

14. Entire Agreement. This Agreement constitutes the entire agreement between the parties hereto with respect to the subject matter hereof and may be amended only by a writing executed by all parties.

15. Waiver, Amendment. Neither this Subscription Agreement nor any provisions

hereof shall be modified, changed, discharged or terminated except by an instrument in writing, signed by the party against whom any waiver, change, discharge or termination is sought.

16. Waiver of Jury Trial. THE UNDERSIGNED IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY WITH RESPECT TO ANY LEGAL PROCEEDING ARISING OUT OF THE TRANSACTIONS CONTEMPLATED BY THIS SUBSCRIPTION AGREEMENT.

17. Invalidity of Specific Provisions. If any provision of this Agreement is held to be illegal, invalid, or unenforceable under the present or future laws effective during the term of this Agreement, such provision shall be fully severable; this Agreement shall be construed and enforced as if such illegal, invalid, or unenforceable provision had never comprised a part of this Agreement, and the remaining provisions of this Agreement shall remain in full force and effect and shall not be affected by the illegal, invalid, or unenforceable provision or by its severance from this Agreement.

18. Titles and Subtitles. The titles of the sections and subsections of this Agreement are for convenience of reference only and are not to be considered in construing this Agreement.

19. Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

20. Electronic Execution and Delivery. A digital reproduction, portable document format (".pdf") or other reproduction of this Agreement may be executed by one or more parties hereto and delivered by such party by electronic signature (including signature via DocuSign or similar services), electronic mail or any similar electronic transmission device pursuant to which the signature of or on behalf of such party can be seen. Such execution and delivery shall be considered valid, binding and effective for all purposes.

21. Binding Effect. The provisions of this Subscription Agreement shall be binding upon and accrue to the benefit of the parties hereto and their respective heirs, legal representatives, successors and assigns.

22. Survival. All representations, warranties and covenants contained in this Subscription Agreement shall survive (i) the acceptance of the subscription by the Company, (ii) changes in the transactions, documents and instruments described in the Form C which are not material or which are to the benefit of the undersigned and (iii) the death or disability of the undersigned.

23. Notification of Changes. The undersigned hereby covenants and agrees to notify the Company upon the occurrence of any event prior to the closing of the purchase of the Units pursuant to this Subscription Agreement, which would cause any representation, warranty, or covenant of the undersigned contained in this Subscription Agreement to be false or incorrect. The undersigned agrees that, upon demand, it will promptly furnish any information, and execute and deliver

such documents, as reasonably required by the Company and/or the Portal.

[End of Page]

CERLOS(R) Factory #I, LLC

SUBSCRIPTION AGREEMENT SIGNATURE PAGE

The undersigned, desiring to purchase Class B Common Units of CERLOS(R) Factory #I, LLC by executing this signature page, hereby executes, adopts and agrees to all terms, conditions and representations of the Subscription Agreement.

The Securities being subscribed for will be owned by, and should be recorded on the Corporation's books as follows:

Full legal name of Subscriber (including middle name(s), for individuals):

(Name of Subscriber)

By:
(Authorized Signature)

(Official Capacity or Title, if the Subscriber is not an individual)

(Name of individual whose signature appears above if different than the name of the Subscriber printed above.)

(Subscriber's Residential Address, including Province/State and Postal/Zip Code)

Taxpayer Identification Number

(Telephone Number)

(Offline Investor)
(E-Mail Address)

Number of securities: **Class B Common Units**
Aggregate Subscription Price: **$0.00 USD**

TYPE OF OWNERSHIP:

If the Subscriber is individual:

☐ Individual

☐ Joint Tenant

☐ Tenants in Common

☐ Community Property

If the Subscriber is not an individual:

If interests are to be jointly held:

Name of the Joint Subscriber:

Social Security Number of the Joint Subscriber:

Check this box if the securities will be held in a custodial account: ☐

Type of account:

EIN of account:

Address of account provider:

ACCEPTANCE

The Corporation hereby accepts the subscription as set forth above on the terms and conditions contained in this Subscription Agreement.

Dated as of

CERLOS(R) Factory #I, LLC

By:

Authorized Signing Officer

CANADIAN ACCREDITED INVESTOR CERTIFICATE

TO: CERLOS(R) Factory #I, LLC (the "**Corporation**")

The Investor hereby represents, warrants and certifies to the Corporation that the undersigned is an "Accredited Investor" as defined in Section 1.1 of National Instrument 45-106. The Investor has indicated below the criteria which the Investor satisfies in order to qualify as an "Accredited Investor".

The Investor understands that the Corporation and its counsel are relying upon this information in determining to sell securities to the undersigned in a manner exempt from the prospectus and registration requirements of applicable securities laws.

The categories listed herein contain certain specifically defined terms. If you are unsure as to the meanings of those terms, or are unsure as to the applicability of any category below, please contact your legal advisor before completing this certificate.

In connection with the purchase by the undersigned Subscriber of the Purchased Class B Common Units, the Subscriber hereby represents, warrants, covenants and certifies to the Corporation (and acknowledges that the Corporation and its counsel are relying thereon) that:

a. the Subscriber is, and at the Closing Time, will be, an "accredited investor" within the meaning of NI 45-106 or Section 73.3 of the Securities Act (Ontario), as applicable, on the basis that the undersigned fits within one of the categories of an "accredited investor" reproduced below beside which the undersigned has indicated the undersigned belongs to such category;

b. the Subscriber was not created or is not used, solely to purchase or hold securities as an accredited investor as described in paragraph (m) below; and

c. upon execution of this Schedule B by the Subscriber, including, if applicable, Appendix 1 to this Schedule B, this Schedule B shall be incorporated into and form a part of the Subscription Agreement.

(PLEASE CHECK THE BOX OF THE APPLICABLE CATEGORY OF ACCREDITED INVESTOR)

☐	(a)	a Canadian financial institution, or a Schedule III bank;
☐	(b)	the Business Development Bank of Canada incorporated under the Business Development Bank of Canada Act (Canada);
☐	(c)	a subsidiary of any Person referred to in paragraphs (a) or (b), if the Person owns all of the voting securities of the subsidiary, except the voting securities required by law to be owned by directors of that subsidiary;
	(d)	a Person registered under the securities legislation of a jurisdiction of Canada as an adviser or dealer, other than a Person registered solely as a limited market dealer under one or both of the Securities Act (Ontario) or the Securities Act (Newfoundland and Labrador);
☐	(e)	an individual registered under the securities legislation of a jurisdiction of Canada as a representative of a Person referred to in paragraph (d);
☐	(e.1)	an individual formerly registered under the securities legislation of a jurisdiction of Canada, other than an individual formerly registered solely as a representative of a limited market dealer under one or both of the Securities Act (Ontario) or the Securities Act (Newfoundland and Labrador);
☐	(f)	the Government of Canada or a jurisdiction of Canada, or any crown corporation, agency or wholly owned entity of the Government of Canada or a jurisdiction of Canada;
☐	(g)	a municipality, public board or commission in Canada and a metropolitan community, school board, the Comité de gestion de la taxe scolaire de l'île de Montréal or an intermunicipal management board in Québec;
☐	(h)	any national, federal, state, provincial, territorial or municipal government of or in any foreign jurisdiction, or any agency of that government;
☐	(i)	a pension fund that is regulated by either the Office of the Superintendent of Financial Institutions (Canada) or a pension commission or similar regulatory authority of a jurisdiction of Canada;

☐ (j) an individual who, either alone or with a spouse, beneficially owns financial assets having an aggregate realizable value that before taxes, but net of any related liabilities, exceeds CAD$1,000,000;

☐ (j.1) an individual who beneficially owns financial assets having an aggregate realizable value that, before taxes but net of any related liabilities, exceeds CAD$5,000,000;

(k.1) an individual whose net income before taxes exceeded CAD$200,000 in each of the two most recent calendar years or whose net income before taxes combined with that of a spouse exceeded CAD$300,000 in each of the two most recent calendar years and who, in either case, reasonably expects to exceed that net income level in the current calendar year;

(k.2) Net income before taxes combined with your spouse's was more than CAD $300,000 in each of the 2 most recent calendar years, and their combined net income before taxes is expected to be more than CAD $300,000 in the current calendar year

☐ (l) an individual who, either alone or with a spouse, has net assets of at least CAD$5,000,000;

☐ (m) a Person, other than an individual or investment fund, that has net assets of at least CAD$5,000,000 as shown on its most recently prepared financial statements and that has not been created or used solely to purchase or hold securities as an accredited investor;

☐ (n) an investment fund that distributes or has distributed its securities only to (i) a Person that is or was an accredited investor at the time of the distribution, (ii) a Person that acquires or acquired securities in the circumstances referred to in sections 2.10 (Minimum amount investment) and 2.19 (Additional investment in investment funds) of NI 45-106, or (iii) a Person described in paragraph (i) or (ii) that acquires or acquired securities under section 2.18 (Investment fund reinvestment) of NI 45-106;

☐ (o) an investment fund that distributes or has distributed securities under a prospectus in a jurisdiction of Canada for which the regulator or, in Québec, the securities regulatory authority, has issued a receipt;

☐ (p) a trust company or trust corporation registered or authorized to carry on business under the Trust and Loan Companies Act (Canada) or under comparable legislation in a jurisdiction of Canada or a foreign jurisdiction, acting on behalf of a fully managed account managed by the trust company or trust corporation, as the case may be;

(q) a Person acting on behalf of a fully managed account managed by that Person, if that Person (i) is registered or authorized to carry on business as an adviser or the equivalent under the securities legislation of a jurisdiction of Canada or a foreign jurisdiction, and (ii) in Ontario, is purchasing a security that is not a security of an investment fund;

☐ (r) a registered charity under the Income Tax Act (Canada) that, in regard to the trade, has obtained advice from an eligibility adviser or an adviser registered under the securities legislation of the jurisdiction of the registered charity to give advice on the securities being traded;

☐ (s) an entity organized in a foreign jurisdiction that is analogous to any of the entities referred to in paragraphs (a) to (d) or paragraph (i) in form and function;

☐ (t) a Person in respect of which all of the owners of interests, direct, indirect or beneficial, except the voting securities required by law to be owned by directors, are Persons that are accredited investors;

☐ (u) an investment fund that is advised by a Person registered as an adviser or a Person that is exempt from registration as an adviser;

(v) a Person that is recognized or designated by the securities regulatory authority or, except in Ontario and Québec, the regulator as (i) an accredited investor, or (ii) an exempt purchaser in Alberta or Ontario; or

☐ (w) a trust established by an accredited investor for the benefit of the accredited investor’s family members of which a majority of the trustees are accredited investors and all of the beneficiaries are the accredited investor’s spouse, a former spouse of the accredited investor or a parent, grandparent, brother, sister, child or grandchild of that accredited investor, of that accredited investor’s spouse or of that accredited investor’s former spouse.

(x) in Ontario, such other persons or companies as may be prescribed by the regulations under the Securities Act (Ontario).

The statements made in this Form are true and accurate as of the date hereof.

DATED:

INVESTOR: (Print Full Name of Entity or Individual)

By:

(Signature)

Name:

(If signing on behalf of entity)

Title:

(If signing on behalf of entity)

Definitions for Accredited Investor Certificate

As used in the Accredited Investor Certificate, the following terms have the meanings set out below:

a. "**Canadian financial institution**" means (i) an association governed by the *Cooperative Credit Associations Act* (Canada) or a central cooperative credit society for which an order has been made under section 473(1) of that Act, or (ii) a bank, loan corporation, trust company, trust corporation, insurance company, treasury branch, credit union, caisse populaire, financial services cooperative, or league that, in each case, is authorized by an enactment of Canada or a jurisdiction of Canada to carry on business in Canada or a jurisdiction of Canada;
b. "**entity**" means a company, syndicate, partnership, trust or unincorporated organization;
c. "**financial assets**" means cash, securities, or any a contract of insurance, a deposit or an evidence of a deposit that is not a security for the purposes of securities legislation;
d. "**fully managed account**" means an account of a client for which a Person makes the investment decisions if that Person has full discretion to trade in securities for the account without requiring the client's express consent to a transaction;
e. "**investment fund**" means a mutual fund or a non-redeemable investment fund, and, for greater certainty in Ontario, includes an employee venture capital corporation that does not have a restricted constitution, and is registered under Part 2 of the *Employee Investment Act* (British Columbia), R.S.B.C. 1996 c. 112, and whose business objective is making multiple investments and a venture capital corporation registered under Part 1 of the *Small Business Venture Capital Act* (British Columbia), R.S.B.C. 1996 c. 429 whose business objective is making multiple investments;
f. "**mutual fund**" means an issuer whose primary purpose is to invest money provided by its security holders and whose securities entitle the holder to receive on demand, or within a specified period after demand, an amount computed by reference to the value of a proportionate interest in the whole or in part of the net assets, including a separate fund or trust account, of the issuer;
g. "**non-redeemable investment fund**" means an issuer,
    A. whose primary purpose is to invest money provided by its securityholders,
    B. that does not invest,
        i. for the purpose of exercising or seeking to exercise control of an issuer, other than an issuer that is a mutual fund or a non-redeemable investment fund, or
        ii. for the purpose of being actively involved in the management of any issuer in which it invests, other than an issuer that is a mutual fund or a non-redeemable investment fund, and
    C. that is not a mutual fund;
h. "**related liabilities**" means liabilities incurred or assumed for the purpose of financing the acquisition or ownership of financial assets and liabilities that are secured by financial assets;
i. "**Schedule III bank**" means an authorized foreign bank named in Schedule III of the Bank Act (Canada);
j. "**spouse**" means an individual who (i) is married to another individual and is not living separate and apart within the meaning of the Divorce Act (Canada), from the other individual, (ii) is living with another individual in a marriage-like relationship, including a marriage-like relationship between individuals of the same gender, or (iii) in Alberta, is an individual referred to in paragraph (i) or (ii), or is an adult interdependent partner within the meaning of the Adult Interdependent Relationships Act (Alberta); and
k. "**subsidiary**" means an issuer that is controlled directly or indirectly by another issuer and includes a subsidiary of that subsidiary.

In NI 45-106 a Person or company is an affiliate of another Person or company if one of them is a subsidiary of the other, or if each of them is controlled by the same Person.

In NI 45-106 a Person (first Person) is considered to control another Person (second Person) if (a) the first Person, directly or indirectly, beneficially owns or exercises control or direction over securities of the second Person carrying votes which, if exercised, would entitle the first Person to elect a majority of the directors of the second Person, unless that first Person holds the voting securities only to secure an obligation, (b) the second Person is a partnership, other than a limited partnership, and the first Person holds more than 50% of the interests of the partnership, or (c) the second Person is a limited partnership and the general partner of the limited partnership is the first Person.

RISK ACKNOWLEDGEMENT FORM (FORM 45-106F9)

Form for Individual Accredited Investors

WARNING! This investment is risky. Do not invest unless you can afford to lose all the money you pay for this investment.

Section 1 – TO BE COMPLETED BY THE ISSUER OR SELLING SECURITY HOLDER		
1. About your investment		
Type of Securities: Class B Common Units	Issuer: CERLOS(R) Factory #I, LLC (the "Issuer")	
Purchased from: The Issuer		
Sections 2 to 4 – TO BE COMPLETED BY THE PURCHASER		
2. Risk acknowledgement		
This investment is risky. Initial that you understand that:		**Your Initials**
Risk of loss – You could lose your entire investment of $		
Liquidity risk – You may not be able to sell your investment quickly – or at all.		
Lack of information – You may receive little or no information about your investment.		
Lack of advice – You will not receive advice from the salesperson about whether this investment is suitable for you unless the salesperson is registered. The salesperson is the person who meets with, or provides information to, you about making this investment. To check whether the salesperson is registered, go to www.aretheyregistered.ca.		
3. Accredited investor status		
You must meet at least one of the following criteria to be able to make this investment. Initial the statement that applies to you. (You may initial more than one statement.) The person identified in section 6 is responsible for ensuring that you meet the definition of accredited investor. That person, or the salesperson identified in section 5, can help you if you have questions about whether you meet these criteria.		**Your Initials**
• Your net income before taxes was more than CAD$200,000 in each of the 2 most recent calendar years, and you expect it to be more than CAD$200,000 in the current calendar year. (You can find your net income before taxes on your personal income tax return.)		
• Your net income before taxes combined with your spouse's was more than $300,000 in each of the 2 most recent calendar years, and you expect your combined net income before taxes to be more than CAD$300,000 in the current calendar year.		
• Either alone or with your spouse, you own more than CAD$1 million in cash and securities, after subtracting any debt related to the cash and securities.		
• Either alone or with your spouse, you have net assets worth more than CAD$5 million. (Your net assets are your total assets (including real estate) minus your total debt.)		
4. Your name and signature		
By signing this form, you confirm that you have read this form and you understand the risks of making this investment as identified in this form.		
First and Last Name (please print):		
Signature:		
Date:		
Section 5 – TO BE COMPLETED BY THE SALESPERSON		
5. Salesperson information		
First and Last Name of Salesperson (please print):		
Telephone:	Email:	
Name of Firm (if registered):		

Section 6 – TO BE COMPLETED BY THE ISSUER OR SELLING SECURITY HOLDER
6. For more information about this investment
For more information about this investment / the Issuer: Company Name: **CERLOS(R) Factory #I, LLC** Address: , , , Contact: Email: Telephone: **For more information about prospectus exemptions, contact your local securities regulator. You can find contact information at www.securities-administrators.ca.**

U.S. INVESTOR QUESTIONNAIRE

EITHER (i) The undersigned is an accredited investor (as that term is defined in Regulation D under the Securities Act because the undersigned meets the criteria set forth in the following paragraph(s) of the U.S Investor Questionnaire attached hereto): ☐

OR (ii) The aggregate subscription price of 0.00 USD (together with any previous investments in the Securities pursuant to this offering) does not exceed the Investor's limit of 0.00 in this offering, not the Investor's total limit for investment in offerings under rule Section 4(a)(6) of the Securities Act of 1933, as amended, being Regulation CF in the last 12 months.

Aggregate subscription price invested in this offering: 0.00 USD

The Investor either has ☐ or has not ☐ invested in offerings under Section 4(a)(6) of the Securities Act of 1933, as amended, being Regulation CF in the last 12 months prior to this offering. If yes, the total amount the Investor has invested in offerings under Section 4(a)(6) of the Securities Act of 1933, as amended, being Regulation CF in the last 12 months prior to this offering is: USD

The Investor's investment limit for this offering is: 0.00USD

The Investor's investment limit for all offerings under Section 4(a)(6) of the Securities Act of 1933, as amended, being Regulation CF in the last 12 months, including this offering is: 0.00USD

The Investor's net worth (if not an accredited investor): USD

The Investor's income (if not an accredited investor): USD

If selected (i) above, the Investor hereby represents and warrants that that the Investor is an Accredited Investor, as defined by Rule 501 of Regulation D under the Securities Act of 1933, and Investor meets at least one (1) of the following criteria (initial all that apply) or that Investor is an unaccredited investor and meets none of the following criteria (initial as applicable):

☐ A bank, as defined in Section 3(a)(2) of the U.S. Securities Act;
a savings and loan association or other institution as defined in Section 3(a)(5)(A) of the U.S. Securities Act, whether acting in its individual or fiduciary capacity;
a broker or dealer registered pursuant to Section 15 of the United States Securities Exchange Act of 1934; An insurance company as defined in Section 2(a)(13) of the U.S. Securities Act; An investment company registered under the United States Investment Company Act of 1940; or A business development company as defined in Section 2(a)(48) of that Act; a Small Business Investment Company licensed by the U.S. Small Business Administration under Section 301 (c) or (d) of the United States Small Business Investment Act of 1958;A plan established and maintained by a state, its political subdivisions or any agency or instrumentality of a state or its political subdivisions, for the benefit of its employees, if such plan has total assets in excess of US$5,000,000; or an employee benefit plan within the meaning of the United States Employee Retirement Income Security Act of 1974, as amended, in which the investment decision is made by a plan fiduciary, as defined in Section 3(21) of such Act, which is either a bank, savings and loan association, insurance company or registered investment adviser, or an employee benefit plan with total assets in excess of U.S. $5,000,000 or, if a self directed plan, with investment decisions made solely by persons that are Accredited Investors;

☐ A private business development company as defined in Section 202(a)(22) of the Investment Advisers Act of 1940;

☐ The Investor is either (i) a corporation, (ii) an organization described in Section 501(c)(3) of the Internal Revenue Code, (iii) a trust, or (iv) a partnership, in each case not formed for the specific purpose of acquiring the securities offered, and in each case with total assets in excess of US$5,000,000;

☐ a director, executive officer or general partner of the issuer of the securities being offered or sold, or any director, executive officer, or general partner of a general partner of that issuer;

☐ The Investor is a natural person (individual) whose own net worth, taken together with the net worth of the Investor's spouse or spousal equivalent, exceeds US$1,000,000, excluding equity in the Investor's principal residence unless the net effect of his or her mortgage results in negative equity, the Investor should include any negative effects in calculating his or her net worth;

☐ The Investor is a natural person (individual) who had an individual income in excess of US$200,000 (or joint income with the Investor spouse or spousal equivalent in excess of US$300,000) in each of the two previous years and who reasonably expects a gross income of the same this year;

☐ A trust, with total assets in excess of US$5,000,000, not formed for the specific purpose of acquiring the securities offered, whose purchase is directed by a sophisticated person as described in Rule 506(b)(2)(ii) of the U.S. Securities Act;

☐ The Investor is an entity as to which all the equity owners are Accredited Investors. If this paragraph is initialed, the Investor represents and warrants that the Investor has verified all such equity owners' status as an Accredited Investor.

☐ a natural person who holds one of the following licenses in good standing: General Securities Representative license (Series 7), the Private Securities Offerings Representative license (Series 82), or the Investment Adviser Representative license (Series 65);

☐ An investment adviser registered pursuant to Section 203 of the Investment Advisers Act of 1940 or registered pursuant to the laws of a state; or

☐ An investment adviser relying on the exemption from registering with tthe SEC under Section 203(l) or (m) of the Investment Advisers Act of 1940; or

☐ A rural business investment company as defined in Section 384A of the Consolidated Farm and Rural Development Act;

☐ An entity, of a type not listed herein, not formed for the specific purpose of acquiring the securities offered, owning investments in excess of $5,000,000;

☐ A "family office," as defined in Rule 202(a)(11)(G)-1 under the Investment Advisers Act of 1940 (17 CFR 275.202(a)(11)(G)-1):
(i) With assets under management in excess of $5,000,000,
(ii) That is not formed for the specific purpose of acquiring the securities offered, and
(iii) Whose prospective investment is directed by a person who has such knowledge and experience in financial and business matters that such family office is capable of evaluating the merits and risks of the prospective investment;

☐ A "family client," as defined in rule 202(a)(11)(G)-1 under the Investment Advisers Act of 1940 (17 CFR 275.202(a)(11)(G)-1)), of a family office meeting the requirements in category 23 above and whose prospective investment in the issuer is directed by such family office as referenced above;

☐ A natural person who is a "knowledgeable employee," as defined in rule 3c-5(a)(4) under the Investment Company Act of 1940 (17 CFR 270.3c-5(a)(4)), of the issuer of the securities being offered or sold where the issuer would be an investment company, as defined in Section 3 of such Act, but for the exclusion provided by either Section 3(c)(1) or Section 3(c)(7) of such Act;

☐ A corporation, Massachusetts or similar business trust, limited liability company or partnership, not formed for the specific purpose of acquiring the securities, with total assets of more than US$5 million; or

☐ The Investor is not an Accredited Investor and does not meet any of the above criteria.

DATED:

INVESTOR:

(Print Full Name of Entity or Individual)

By:

(Signature)

Name:

(If signing on behalf of entity)

Title:

(If signing on behalf of entity)

INTERNATIONAL INVESTOR CERTIFICATE

FOR SUBSCRIBERS RESIDENT OUTSIDE OF CANADA AND THE UNITED STATES

TO: CERLOS(R) Factory #I, LLC (the "**Corporation**")

The undersigned (the **"Subscriber"**) represents covenants and certifies to the Corporation that:

i. the Subscriber (and if the Subscriber is acting as agent for a disclosed principal, such disclosed principal) is not resident in Canada or the United States or subject to applicable securities laws of Canada or the United States;

ii. the issuance of the securities in the capital of the Corporation under this agreement (the "**Securities**") by the Corporation to the Subscriber (or its disclosed principal, if any) may be effected by the Corporation without the necessity of the filing of any document with or obtaining any approval from or effecting any registration with any governmental entity or similar regulatory authority having jurisdiction over the Subscriber (or its disclosed principal, if any);

iii. the Subscriber is knowledgeable of, or has been independently advised as to, the applicable securities laws of the jurisdiction which would apply to this subscription, if there are any;

iv. the issuance of the Securities to the Subscriber (and if the Subscriber is acting as agent for a disclosed principal, such disclosed principal) complies with the requirements of all applicable laws in the jurisdiction of its residence;

v. the applicable securities laws do not require the Corporation to register the Securities, file a prospectus or similar document, or make any filings or disclosures or seek any approvals of any kind whatsoever from any regulatory authority of any kind whatsoever in the international jurisdiction;

vi. the purchase of the Securities by the Subscriber, and (if applicable) each disclosed beneficial subscriber, does not require the Corporation to become subject to regulation in the Subscriber's or disclosed beneficial subscriber's jurisdiction, nor does it require the Corporation to attorn to the jurisdiction of any governmental authority or regulator in such jurisdiction or require any translation of documents by the Corporation;

vii. the Subscriber will not sell, transfer or dispose of the Securities except in accordance with all applicable laws, including applicable securities laws of Canada and the United States, and the Subscriber acknowledges that the Corporation shall have no obligation to register any such purported sale, transfer or disposition which violates applicable Canadian or United States securities laws; and

viii. the Subscriber will provide such evidence of compliance with all such matters as the Corporation or its counsel may request.

The Subscriber acknowledges that the Corporation is relying on this certificate to determine the Subscriber's suitability as a purchaser of securities of the Corporation. The Subscriber agrees that the representations, covenants and certifications contained to this certificate shall survive any issuance of Securities and warrants of the Corporation to the Subscriber.

The statements made in this Form are true and accurate as of the date hereof.

DATED:

INVESTOR:

(Print Full Name of Entity or Individual)

By:

(Signature)

Name:

(If signing on behalf of entity)

Title:

(If signing on behalf of entity)

AML Certificate

By executing this document, the client certifies the following:

If an Entity:
1. I am the of the Entity, and as such have knowledge of the matters certified to herein;

2. the Entity has not taken any steps to terminate its existence, to amalgamate, to continue into any other jurisdiction or to change its existence in any way and no proceedings have been commenced or threatened, or actions taken, or resolutions passed that could result in the Entity ceasing to exist;

3. the Entity is not insolvent and no acts or proceedings have been taken by or against the Entity or are pending in connection with the Entity, and the Entity is not in the course of, and has not received any notice or other communications, in each case, in respect of, any amalgamation, dissolution, liquidation, insolvency, bankruptcy or reorganization involving the Entity, or for the appointment of a receiver, administrator, administrative receiver, trustee or similar officer with respect to all or any of its assets or revenues or of any proceedings to cancel its certificate of incorporation or similar constating document or to otherwise terminate its existence or of any situation which, unless remedied, would result in such cancellation or termination;

4. the Entity has not failed to file such returns, pay such taxes, or take such steps as may constitute grounds for the cancellation or forfeiture of its certificate of incorporation or similar constating document;

5. **if required, the documents uploaded to the DealMaker portal** are true certified copies of the deed of trust, articles of incorporation or organization, bylaws and other constating documents of the Entity including copies of corporate resolutions or by-laws relating to the power to bind the Entity;

6. The Client is the following type of Entity:

7. The names and personal addresses as applicable for the entity in **Appendix 1** are accurate.

All subscribers:

DealMaker Account Number: (Offline Investor)

If I elect to submit my investment funds by an electronic payment option offered by DealMaker, I hereby agree to be bound by DealMaker's Electronic Payment Terms and Conditions (the "Electronic Payment Terms"). I acknowledge that the Electronic Payment Terms are subject to change from time to time without notice.
Notwithstanding anything to the contrary, an electronic payment made hereunder will constitute unconditional acceptance of the Electronic Payment Terms, and by use of the credit card or ACH/EFT payment option hereunder, I: (1) authorize the automatic processing of a charge to my credit card account or debit my bank account for any and all balances due and payable under this agreement; (2) acknowledge that there may be fees payable for processing my payment; (3) acknowledge and agree that I will not initiate a chargeback or reversal of funds on account of any issues that arise pursuant to this investment and I may be liable for any and all damages that could ensue as a result of any such chargebacks or reversals initiated by myself.

By submitting this payment, I hereby authorize DealMaker to charge my designated payment method for the investment amount indicated. I understand this investment is subject to the terms of the offering and its associated rules and investor protections. I understand it is not a purchase of goods or services. I acknowledge that this transaction is final, non-refundable unless otherwise stated or required, and represents an investment subject to risk, including loss. I confirm that I have reviewed all offering documents and agree not to dispute this charge with my bank or card issuer, so long as the transaction corresponds to the agreed terms and disclosures.

DATED:

INVESTOR: (Print Full Name of Investor)

By:

(Signature)

Name of Signing Officer (if Entity):

Title of Signing Officer (if Entity):

Appendix 1 - Subscriber Information

<u>For the Subscriber and Joint Holder (if applicable)</u>

Name	Address	Date of Birth (if an Individual)	Taxpayer Identification Number

<u>For a Corporation or entity other than a Trust</u> (Insert names and addresses below or attach a list)

1. One Current control person of the Organization:

Name	Address	Date of Birth	Taxpayer Identification Number

2. Unless the entity is an Estate or Sole Proprietorship, list the Beneficial owners of, or those exercising direct or indirect control or direction over, more than 25% of the voting rights attached to the outstanding voting securities or the Organization:

Name	Address	Date of Birth	Taxpayer Identification Number

<u>For a Trust</u> (Insert names and addresses or attach a list)

1. Current trustees of the Organization:

Name	Address	Date of Birth	Taxpayer Identification Number

Self-Certification of Trustee

Instructions: This form is intended to be used by a trustee, representing a trust who is an investor in CERLOS(R) Factory #I, LLC's offering.

I certify that:

1. I, , am the trustee of the (“Trust”) (the “**Trustee**”)

2. On or about , on behalf of the Trust, the Trustee executed a subscription agreement to purchase securities in CERLOS(R) Factory #I, LLC’s offering;

3. As the Trustee, I have the authority to execute all Trust powers. Among other things, the Trust allocates to the Trustee the power to invest Trust funds for the benefit of the Trust by purchasing securities in private or public companies, regardless of the suitability of the investment for the Trust (“**Trust Investment**”).

4. With respect to Trust Investments, the Trustee is the only person required to execute subscription agreements to purchase securities.

I certify that the above information is accurate and truthful as of the date below.

Trustee Name: on behalf of

Signature of Client:

Date of Signature:

EXHIBIT D
Operating Agreement and Joinder
(Attached)

LIMITED LIABILITY COMPANY OPERATING AGREEMENT

OF

CERLOS® FACTORY I, LLC

This Operating Agreement (the "***Agreement***") of CERLOS® Factory I, LLC, a Delaware limited liability company (the "***Company***"), is made and entered into effective as of July 1, 2026 (the "***Effective Date***"), by and among the Company and the Members (listed in Exhibit A attached hereto).

RECITALS

WHEREAS, the Company was formed for the purpose of building a the first CERLOS® factory in the world for the production of CERLOS® siding and facia products.

WHEREAS, the Company wishes to add additional members to raise capital.

NOW, THEREFORE, in consideration of the mutual covenants contained herein and other valuable consideration, the receipt, adequacy and sufficiency of which are hereby acknowledged, the undersigned, intending to be legally bound hereby, state the following:

ARTICLE I
DEFINITIONS

Section 1.01 Definitions. Capitalized terms used herein and not otherwise defined shall have the meanings set forth in this Section 1.01:

"**Delaware Act**" means the Delaware Limited Liability Company Act, as the same may be amended from time to time, and all references to specific sections thereof shall include any amended or successor provisions thereto.

"**Accounting Terms**" All accounting terms used in this Agreement and not otherwise defined shall have their customary meanings under generally accepted accounting principles in the United States ("GAAP").

"**Additional Capital Contributions**" shall mean the contribution of cash, cash equivalents, or property in addition to the initial Capital Contributions.

"**Additional Members**" means any Person, other than a Substitute Member, admitted to the Company with all the rights of a Member pursuant to Article III of this Agreement.

"**Affiliate**" means, with respect to any Person, any other Person who, directly or indirectly (including through one or more intermediaries), controls, is controlled by, or is under common control with, such Person. For purposes of this definition, "control," when used with respect to any specified Person, shall mean the power, direct or indirect, to direct or cause the direction of the management and policies of such Person, whether through ownership of voting securities or partnership or other ownership interests, by contract or otherwise; and the terms "controlling" and "controlled" shall have correlative meanings.

"**Agreement**" means this Operating Agreement, as executed and as it may be amended, modified, supplemented, or restated from time to time, as provided herein.

"**Applicable Law**" means all applicable provisions of (a) constitutions, treaties, statutes, laws (including the common law), rules, regulations, decrees, ordinances, codes, proclamations, declarations, or

orders of any Governmental Authority; (b) any consents or approvals of any Governmental Authority; and (c) any orders, decisions, advisory or interpretative opinions, injunctions, judgments, awards, decrees of, or agreements with, any Governmental Authority.

"Bankruptcy" means, with respect to a Member, the occurrence of any of the following: (a) the filing of an application by such Member for, or a consent to, the appointment of a trustee of such Member's assets; (b) the filing by such Member of a voluntary petition in bankruptcy or the filing of a pleading in any court of record admitting in writing such Member's inability to pay its debts as they come due; (c) the making by such Member of a general assignment for the benefit of such Member's creditors; (d) the filing by such Member of an answer admitting the material allegations of, or such Member's consenting to, or defaulting in answering a bankruptcy petition filed against such Member in any bankruptcy proceeding; or (e) the expiration of sixty (60) days following the entry of an order, judgment or decree by any court of competent jurisdiction adjudicating such Member a bankrupt or appointing a trustee of such Member's assets.

"**Book Depreciation**" means, with respect to any Company asset for each Fiscal Year, the Company's depreciation, amortization, or other cost recovery deductions determined for federal income tax purposes, except that if the Book Value of an asset differs from its adjusted tax basis at the beginning of such Fiscal Year, Book Depreciation shall be an amount which bears the same ratio to such beginning Book Value as the federal income tax depreciation, amortization, or other cost recovery deduction for such Fiscal Year bears to such beginning adjusted tax basis; *provided*, that if the adjusted basis for federal income tax purposes of an asset at the beginning of such Fiscal Year is zero and the Book Value of the asset is positive, Book Depreciation shall be determined with reference to such beginning Book Value using any permitted method selected by the Members.

"**Book Value**" means, with respect to any Company asset, the adjusted basis of such asset for federal income tax purposes, except as follows:

(a) the initial Book Value of any Company asset contributed by a Member to the Company shall be the gross Fair Market Value of such Company asset as of the date of such contribution;

(b) immediately prior to the distribution by the Company of any Company asset to a Member, the Book Value of such asset shall be adjusted to its gross Fair Market Value as of the date of such distribution;

(c) the Book Value of all Company assets shall be adjusted to equal their respective gross Fair Market Values, as reasonably determined by the Members, as of the following times:

  (i) the acquisition of an additional Membership Interest in the Company by a new or existing Members in consideration for more than a *de minimis* Capital Contribution;

  (ii) the distribution by the Company to a Member of more than a *de minimis* amount of property (other than cash) as consideration for all or a part of such Member's Membership Interest; and

  (iii) the liquidation of the Company within the meaning of 26 CFR § 1.331-1;

(d) *provided*, that adjustments pursuant to clauses (i) and (ii) above need not be made if the Members reasonably determines that such adjustment is not necessary or appropriate to reflect the relative economic interests of the Members and that the absence of such adjustment does not adversely and disproportionately affect any Member;

(e) the Book Value of each Company asset shall be increased or decreased, as the case may be, to reflect any adjustments to the adjusted tax basis of such Company asset pursuant to the Code; *provided*, that Book Values shall not be adjusted pursuant to this paragraph (e) to the extent that an adjustment pursuant to paragraph (d) above is made in conjunction

with a transaction that would otherwise result in an adjustment pursuant to this paragraph (e); and

(f) if the Book Value of a Company asset has been determined pursuant to paragraph (a) or adjusted pursuant to paragraphs (c) or (d) above, such Book Value shall thereafter be adjusted to reflect the Book Depreciation taken into account with respect to such Company asset for purposes of computing Net Income and Net Losses.

"**Business**" means the licensed production of CERLOS® siding and facia building products, and other CERLOS® products subsequently licensed by the Company.

"**Business Day**" means a day other than a Saturday, Sunday, or other day on which commercial banks in the City of Las Vegas, Nevada are authorized or required to close.

"**Capital Account**" has the meaning set forth in Section 2.01.

"**Capital Contribution**" means, for any Member, the total amount of cash and cash equivalents, deferred fees, and the Book Value of any property contributed to the Company by such Members.

(i) No Member is required to make any additional capital contributions to the Company.
(ii) If the Company requires additional capital, each member shall have the option to contribute that portion of the required additional capital in the same proportions in which they share net profits. To the extent that any Member contributes more than his or her ratable share, such Member shall have the right to withdraw such excess.

"**Capital Proceeds**" means funds of the Company arising from a Capital Transaction, net of the actual costs incurred by the Company, with third parties in consummating the Capital Transaction.

"**Capital Transaction**" means the sale, financing, refinancing or similar transaction of or involving any portion of a financing or restructuring event (including condemnation awards, payment of title insurance proceeds or casualty loss insurance proceeds (other than business interruption or rental loss insurance proceeds), to the extent such awards and proceeds are not applied to mortgage indebtedness of the Company and not used to repair damage caused by a casualty or taking or in alleviation of any title defect).

"**Certificate of Formation**" has the meaning set forth in Section 1.03.

"**Class A Common Units**" shall mean Units designated by the Company as "Class A Common Units" with the rights and obligations associated with such Units as set forth in this Agreement, including, but not limited to, Section 1.10.

"**Class B Common Units**" shall mean Units designated by the Company as "Class B Common Units" with the rights and obligations associated with such Units as set forth in this Agreement, including, but not limited to, Section 1.10.

"**Class C Preferred Units**" shall mean Units designated by the Company as "Class C Preferred Units" with the rights and obligations associated with such Units as set forth in this Agreement, including, but not limited to, Section 1.10.

"**Class D Preferred Units**" shall mean Units designated by the Company as "Class D Preferred Units" with the rights and obligations associated with such Units as set forth in this Agreement, including, but not limited to, Section 1.10.

"**Class A Common Unit Members**" means the Member or Members of the Company that hold Class A Common Units of the Company.

"**Class B Common Unit Members**" means the Member or Members of the Company that hold Class B Common Units of the Company.

"**Class C Preferred Unit Members**" means the Member or Members of the Company that hold Class C Preferred Units of the Company.

"**Class D Preferred Unit Members**" means the Member or Members of the Company that hold Class D Preferred Units of the Company.

"**Common Units**" means Class A Common Units and Class B Common Units.

"**Company**" means **CERLOS® Factory I, LLC**. The Company is organized as a "Manager-Managed" limited liability company.

"**Confidential Information**" has the meaning set forth in Section 10.03(a).

"**Covered Person**" has the meaning set forth in Section 6.01(a).

"**Disability**" means the lack of legal capacity to perform an act which includes the ability to manage or administer one's own financial affairs as determined by a court of competent jurisdiction or another federal agency.

"**Electronic Transmission**" means any form of communication not directly involving the physical transmission of paper that creates a record that may be retained, retrieved and reviewed by a recipient thereof and that may be directly reproduced in paper form by such a recipient through an automated process.

"**Fair Market Value**" of any asset as of any date means the purchase price that a willing buyer having all relevant knowledge would pay a willing seller for such asset in an arm's length transaction, as reasonably determined by the Members.

"**Fiscal Year**" means the calendar year, unless the Company is required to have a taxable year other than the calendar year, in which case Fiscal Year shall be the period that conforms to its taxable year.

"**Governmental Authority**" means any federal, state, local or foreign government or political subdivision thereof, or any agency or instrumentality of such government or political subdivision, or any self-regulated organization or other non-governmental regulatory authority or quasi-governmental authority (to the extent that the rules, regulations or orders of such organization or authority have the force of law), or any arbitrator, court, or tribunal of competent jurisdiction.

"**Joinder Agreement**" means the joinder agreement to be executed by new Members in form and substance attached hereto as Exhibit A.

"**Liquidator**" has the meaning set forth in Section 9.03(a).

"**Losses**" has the meaning set forth in Section 6.03(a).

"**Member(s)**" means, (a) those Members listed on Schedule A hereto, and (b) each Person who is hereafter admitted as a Member and executed a Joinder Agreement, in accordance with the terms of this Agreement and the Delaware Act.

"**Membership Interest(s)**" means Units owned by Members in their own right. Members and their Membership Interests shall be limited to those individuals or entities that are set forth in Schedule 1, attached hereto.

"**Net Income**" and "**Net Loss**" mean, for each Fiscal Year or other period specified in this Agreement, an amount equal to the Company's taxable income or taxable loss, or particular items thereof, determined in accordance with the Code.

"**Officers**" has the meaning set forth in Section 5.02.

"**Permitted Transfer**" means a Transfer of Membership Interests carried out pursuant to Section 7.01.

"**Permitted Transferee**" means a recipient of a Permitted Transfer.

"**Person**" means an individual, corporation, partnership, joint venture, limited liability company, Governmental Authority, unincorporated organization, trust, association, or other entity.

"**Preferred Units**" means Class C Preferred Units and Class D Preferred Units.

"**Representative**" means, with respect to any Person, any and all members, officers, employees, consultants, financial advisors, counsel, accountants and other agents of such Person.

"**Securities Act**" means the Securities Act of 1933.

"**Transfer**" means to, directly or indirectly, sell, transfer, assign, pledge, encumber, hypothecate or similarly dispose of, either voluntarily or involuntarily, by operation of law or otherwise, or to enter into any contract, option or other arrangement or understanding with respect to the sale, transfer, assignment, pledge, encumbrance, hypothecation or similar disposition of, any Membership Interests owned by a Person or any interest (including a beneficial interest or any direct or indirect economic or voting interest) in any Membership Interests owned by a Person; *provided* that none of an issuance, disposition, redemption or repurchase of any equity securities in the ultimate parent entity of a Member shall be deemed to be a Transfer of Membership Interests, including by means of a disposition of equity interests in a Member or in a Person that directly or indirectly holds any equity interests in a Member. "**Transfer**" when used as a noun shall have a correlative meaning.

"**Transferor**" and "**Transferee**" mean a Person who makes or receives a Transfer, respectively.

"**Treasury Regulations**" means the final or temporary regulations issued by the United States Department of Treasury pursuant to its authority under the Code, and any successor regulations.

"**Units**" shall mean Common Units and Preferred Units of the Company. Schedule A, attached hereto, shall list ownership by the Members, broken down by classes of Units.

Section 1.02 Interpretation. For purposes of this Agreement: (a) the words "include," "includes" and "including" shall be deemed to be followed by the words "without limitation"; (b) the word "or" is not exclusive; and (c) the words "herein," "hereof," "hereby," "hereto" and "hereunder" refer to this Agreement as a whole. The definitions given for any defined terms in this Agreement shall apply equally to both the singular and plural forms of the terms defined. Whenever the context may require, any pronoun shall include the corresponding masculine, feminine and neuter forms. Unless the context otherwise requires, references herein: (x) to Articles, Sections, and Exhibits mean the Articles and Sections of, and Exhibits attached to, this Agreement; (y) to an agreement, instrument or other document means such

agreement, instrument or other document as amended, supplemented or modified from time to time to the extent permitted by the provisions thereof; and (z) to a statute means such statute as amended from time to time and includes any successor legislation thereto and any regulations promulgated thereunder. This Agreement shall be construed without regard to any presumption or rule requiring construction or interpretation against the party drafting an instrument or causing any instrument to be drafted. The Exhibits and Schedules referred to herein shall be construed with, and as an integral part of, this Agreement to the same extent as if they were set forth verbatim herein.

ORGANIZATION

Section 1.03 Formation.

(a) The Company was formed on March 31, 2026, pursuant to the provisions of the Delaware Act, upon the filing of the Certificate of Formation with the Delaware Secretary of State, and is hereby operating.

(b) This Agreement shall constitute the "***Operating Agreement***" (as that term is used in the Delaware Act) of the Company. The rights, powers, duties, obligations, and liabilities of the Members shall be determined pursuant to the Delaware Act and this Agreement. To the extent that the rights, powers, duties, obligations, and liabilities of any Member are different by reason of any provision of this Agreement than they would be under the Delaware Act in the absence of such provision, this Agreement shall, to the extent permitted by the Delaware Act, control.

Section 1.04 Name. The name of the Company is "CERLOS® Factory I, LLC", or such other name or names as may be designated by the Members; *provided*, that the name shall always contain the words "Limited Liability Company" or the abbreviation "L.L.C." or the designation "LLC." The Members shall give prompt notice to the Members of any change to the name of the Company.

Section 1.05 Principal Office. The principal place of business of the Company shall be at such place or places, within or without the State of Delaware as shall be designated, from time to time, by the Members. The Members shall give prompt notice of any such change to each of the Members.

Section 1.06 Registered Office; Registered Agent. For purposes of the Delaware Act, the name and address of the Registered Agent (person or entity appointed to accept service of process on the Company in Delaware and official mail on behalf of the Company) and Registered Office (office of the Registered Agent) of the Company shall be The Corporation Trust Company located at 1209 Orange Street, Wilmington, Delaware 19801. The Registered Office and/or Registered Agent may be changed from time to time by the Manager. If the Registered Agent shall ever resign, the Company shall promptly appoint a successor agent.

Section 1.07 Purpose; Powers.

(a) The business and purpose of the Company shall be to engage in any and all lawful activities, businesses and purposes for which limited liability companies may be organized under the Delaware Act;

(b) The Company shall have all powers necessary and convenient to affect any purpose for which it is formed, including all powers granted by the Delaware Act.

Section 1.08 Term. The term of the Company commenced on the date the Certificate of Formation was filed with the Delaware Secretary of State and shall continue in existence perpetually until the Company is dissolved in accordance with the provisions of this Agreement.

Section 1.09 No State Law Partnership. The Members intend that the Company shall not be a partnership or joint venture, and that no Member shall be a partner or joint venturer of any other Member in connection with this Agreement, for any purpose other than federal, state, and local tax purposes, and the provisions of this Agreement shall not be construed otherwise.

Section 1.10 Classes of Units; Voting Rights.

(a) The Company may issue Units comprised of Common Units and Preferred Units. The Company is authorized to initially issue up to 235,000,000 Units total, consisting of 160,000,000 Common Units and 75,000,000 Preferred Units. The Common Units may be issued in two series: (i) Class A Common Units, which shall have the right to vote on matters related to the Company; and (ii) Class B Common Units, which shall not have the right to vote on any Company matters. The Preferred Units may be issued in two series: (i) Class C Preferred Units, which shall not have the right to vote on any Company matters, and (ii) Class D Preferred Units, which have the right to vote on matters related to the Company. The Manager shall designate the series of each Common Unit and Preferred Unit upon issuance. The Manager may, without the approval of the Member, determine the amount of each series of Common Units and Preferred Units to be issued; provided that, except as provided in the following paragraph, the total number of Units shall not exceed 235,000,000.

(b) At any time, and from time to time, the Manager may, without the approval of the Members, amend this Agreement to provide for the issuance of Common Units or Preferred Units in additional series, to establish from time to time the number of Common Units and/or Preferred Units to be included in each such series, and to determine the designations, powers, preferences, rights, qualifications, limitations and restrictions of each such series of Common Units and/or Preferred Units, up to the maximum number of Units authorized under this Agreement.

(c) After such time as the Company has issued all authorized Units, the Company may also authorize and issue additional Units, whether Common Units and/or Preferred Units, at the sole discretion of the Manager. When issuing Units, the Manager shall determine the price per Unit.

ARTICLE II
CAPITAL ACCOUNTS

Section 2.01 Maintenance of Capital Accounts. The Company shall establish and maintain for each Member a separate capital account (a "***Capital Account***") on its books and records in accordance with this Section 2.01. Each Capital Account shall be established and maintained in accordance with the following provisions:

(a) Each Member's Capital Account shall be increased by the amount of:

(i) such Member's Capital Contributions, including such Member's initial Capital Contribution and any Additional Capital Contributions. Each Member's Capital Account will be credited with the Member's Capital Contributions (measured by the Gross Asset Value of any contributed property);

(ii) any Net Income or other item of income or gain allocated to such Member pursuant to ARTICLE IV; and

(iii) any liabilities of the Company that are assumed by such Member or secured by any property distributed to such Member.

(b) Each Member's Capital Account shall be decreased by:

(i) the cash amount or Book Value of any property distributed to such Member pursuant to ARTICLE IV and Section 9.03(c). Each Member's Capital Account will be debited with the amount of cash and the Gross Asset Value of any Company property distributed to the Member under any provision of this Agreement;

(ii) the amount of any Net Loss or other item of loss or deduction allocated to such Member pursuant to ARTICLE IV; and

(iii) the amount of any liabilities of such Member assumed by the Company or that are secured by any property contributed by such Member to the Company.

(c) The provisions of this Section 2.01 and the other provisions of this Agreement relating to the maintenance of Capital Accounts have been included in this Agreement to comply with Section 704(b) of the Code and the Regulations promulgated thereunder and will be interpreted and applied in a manner consistent with those provisions. Manager may, with the prior written consent of the Members holding a majority percentage of the Units, modify the manner in which the Capital Accounts are maintained under this Section 2.01 to comply with those provisions, as well as upon the occurrence of events that might otherwise cause this Agreement not to comply with those provisions; however, without the majority consent of Members holding a majority percentage of the Units, Manager may not make any modification to the way Capital Accounts are maintained if such modification would have the effect of changing the amount of distributions to which any Member would be entitled during the operation, or upon the liquidation, of the Company.

Section 2.02 Succession Upon Transfer. In the event that any Membership Interests are Transferred in accordance with the terms of this Agreement, the Transferee shall succeed to the Capital Account of the Transferor to the extent it relates to the Transferred Membership Interest and shall receive allocations and distributions pursuant to ARTICLE IV and any other provisions herein in respect of such Membership Interest.

Section 2.03 Negative Capital Accounts. In the event that any Member shall have a deficit balance in its Capital Account, such Member shall have no obligation, during the term of the Company or upon dissolution or liquidation of the Company, to restore such negative balance or make any Capital Contributions to the Company by reason thereof, except as may be required by Applicable Law or in respect of any negative balance resulting from a withdrawal of capital or dissolution in contravention of this Agreement.

Section 2.04 No Withdrawals From Capital Accounts. No Member shall be entitled to withdraw any part of its Capital Account or to receive any distribution from the Company, except as otherwise provided in this Agreement. Except as otherwise provided in this Agreement, including, but not limited to, payments to Affiliates, no Member, including the Members, shall receive any interest, salary, management, or service fees or drawing with respect to its Capital Contributions or its Capital Account. The Capital Accounts are maintained for the sole purpose of allocating items of income, gain, loss, and

deduction among the Members and shall have no effect on the amount of any distribution to any Members, in liquidation or otherwise.

Section 2.05 Loans From Members. Loans by any Member to the Company shall not be considered Capital Contributions and shall not affect the maintenance of such Member's Capital Account, other than to the extent provided in Section 2.01, if applicable.

ARTICLE III
MEMBERS

Section 3.01 Members; Initial Capital Contributions.

(a) The Members may make such capital contributions (each a "***Capital Contribution***") in such amounts and at such times as the Members shall determine. The Members shall not be obligated to make any Capital Contributions. The Members may take distributions of the capital from time to time in accordance with the limitations imposed by the Delaware Act.

(b) The Members have contributed to the Company the following amount, as provided in Schedule A, in the form of cash or as promissory note or other obligation to contribute cash or property or to render services.

Section 3.02 Limited Liability. Except as otherwise provided in this Agreement or the Delaware Act, no Member (or former Member) shall be liable for the obligations of the Company for any amounts in excess of the amount of its Capital Contributions to the Company (or the amount of Capital Contributions that were required to be made to the Company, if greater), plus such Member's share of the undistributed profits of the Company to which they are entitled, plus, to the extent required by law, or as otherwise described in this Agreement, any amounts distributed by the Company to such Member; provided, that the foregoing shall not be construed in any way to alleviate a Member's obligations to the Company.

Section 3.03 Investment Representation. Each Member, by agreeing to be bound to this Agreement, represents and warrants that its Membership Interest in the Company has been acquired by it for its own account, for investment and not with a view to resale, distribution, subdivision or fractionalization thereof, no other Person will have any direct or indirect beneficial interest in or right to such Membership Interest, that it acknowledges that ownership of its Membership Interest does not provide it with direct ownership of the Company's assets, and it, pursuant to this Agreement, irrevocably waives during the term of the Company any right that it may have to maintain any action for partition with respect to the property of the Company, and that it is fully aware that in agreeing to admit it as a Member, the Members and the Company are relying upon the truth and accuracy of such representation and warranty.

Section 3.04 Meetings of the Members; Action without Meeting.

(a) The Company shall not be required to hold annual or other meetings of the Members. Subject to the foregoing, a meeting of the Members may be called at any time by the Manager or by the Members holding a majority percentage of the Class A Common Units. If called, the Manager or the Member, as the case may be, shall give written notice of the meeting to each Member not less than three (3) days before each meeting. The notice shall state the time, place, and purpose of the meeting. Notwithstanding the foregoing provisions, each Member who is entitled to notice waives notice if, before or after the meeting, the Members signs a waiver of notice. Members may participate in a meeting by telephone conference or similar communications equipment by means of which all Persons

participating in the meeting can speak to and hear each other. Such participation shall constitute presence in person at the meeting. A quorum of any meeting of the Members shall require the presence, whether in person or by proxy, of the Members holding a majority percentage of the Class A Common Units. Subject to Section 3.04(b), no action may be taken by the Members unless the appropriate quorum is present at a meeting.

(b) Notwithstanding the provisions of Section 3.04(a), any matter that is to be voted on, consented to, or approved by Members may be taken without a meeting, without prior notice, and without a vote if consented to, in writing or by Electronic Transmission, by a Member or Members holding not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which each Member entitled to vote on the action is present and votes. A record shall be maintained by the Members of each such action taken by written consent of a Member or Members.

Section 3.05 Other Activities. Except as otherwise provided herein, each of the parties hereto shall be entitled to engage in and/or possess any interest in other businesses and investment ventures or transactions, of any nature or description, independently or with others, whether existing as of the date hereof or hereafter coming into existence, and whether or not directly or indirectly competitive with the business of the Company and no party shall be obligated to present any investment or business opportunity to the Company, even if such opportunity involves a business similar to the Company's business.

Section 3.06 Admission of New Members; Additional Capital Contributions.

(a) New Members may be admitted from time to time (i) in connection with the issuance of Membership Interests by the Company, subject to compliance with the provisions of this Section 3.06, or (ii) in connection with a Transfer of Membership Interests, subject to compliance with the provisions of ARTICLE VII, and in either case, following compliance with the provisions of Section 3.06(b) in the sole discretion of the Manager.

(b) In order for any Person not already a Member of the Company to be admitted as a Member, whether pursuant to an issuance or Transfer of Membership Interests, such Person shall have executed and delivered to the Company a written undertaking substantially in the form of the Joinder Agreement attached hereto as Exhibit A or by other means, in the sole discretion of the Members. Upon the amendment of Schedule A of the Agreement by the Members or its designated transfer agent, as applicable, and the satisfaction of any other applicable conditions, including the receipt by the Company of payment for the issuance of Membership Interests, such Person shall be admitted as a Member and deemed listed as such on the books and records of the Company. The Members shall also adjust the Capital Accounts of the Members as necessary in accordance with Section 3.01.

(c) No Member shall be obligated to make any Additional Capital Contributions to the Company.

(d) All Capital Contributions under this Section 3.06 shall be credited to the contributing Member's Capital Account.

(e) No Member shall have any obligation to the Company or to any other Member's Capital Account. No interest shall be paid by the Company on any Capital Contributions.

Section 3.07 Return of Capital Contributions. Except as otherwise expressly provided herein, no Member shall be entitled to the return of any part of his, her or its Capital Contributions or to be paid interest in respect of his, her or its Capital Contributions. No Member shall have any personal liability for

the return of the Capital Contribution of any other Member and no Member shall have any priority over any other Member with respect to the return of any Capital Contribution.

Section 3.08 No Interest in Company Property. No assets (real or personal, tangible or intangible, including cash) of the Company, owned or held by the Company, whether owned or held by the Company at the date of its formation or thereafter acquired shall be deemed to be owned by any Member individually, but shall be owned by, and title shall be vested solely in, the Company. Without limiting the foregoing, each Member hereby irrevocably waives during the term of the Company any right that such Member may have to maintain any action for partition with respect to the property of the Company.

ARTICLE IV
DISTRIBUTIONS

Section 4.01 Distributions of Cash Flow and Capital Proceeds.

(a) Distributions shall be made to the Members at the times and in the aggregate amounts as determined by the Manager and shall be allocated in the same manner as the profits and losses.

(b) Any available cash or cash equivalents of the Company, after allowance for payment of all Company obligations then due and payable, debt service and operating expenses and for such reasonable reserves as the Members shall determine, including but not limited to retained earnings, unit buybacks, or dividend policies, shall be distributed to the Members, on at least an annual basis if available.

(c) If a Member has committed to an Additional Capital Contribution that it has not yet funded, any amount that otherwise would be distributed to such Member pursuant to Section 4.01(a) or ARTICLE IX (up to the amount of such Additional Capital Contribution, together with interest accrued thereon) shall not be paid to such Member but shall be deemed distributed to such Member and applied on behalf of such Member pursuant to Section 3.06.

(d) Notwithstanding any provision to the contrary contained in this Agreement, the Company shall not make any distribution to Members if such distribution would violate the Delaware Act or other Applicable Law or if such distribution is prohibited by the LLC's then-applicable debt-financing agreements.

ARTICLE V
MANAGEMENT

Section 5.01 Management of the Company. The management and control of the Company shall be vested exclusively in the Manager (the "***Manager***"), and the business and affairs of the Company shall be managed under the direction of the Manager. There shall be one (1) Manager and the initial Manager shall be Moxy OID Factory Manager, LLC. The Manager shall have full and complete discretion to manage and control the business and affairs of the Company, to make all decisions affecting the business and affairs of the Company and to take all such actions as it deems necessary or appropriate to accomplish the purposes of the Company set forth in Section 1.07. The actions of the Manager taken in accordance with the provisions of this Agreement shall bind the Company. No other Member of the Company shall have any authority or right to act on behalf of or bind the Company, unless otherwise provided herein or unless specifically authorized by the Manager pursuant to a resolution expressly authorizing such action which resolution is duly adopted by the Manager. The Manager shall, to the maximum extent permitted by the Delaware Act, be permitted to delegate to a third-party Representative selected by the Manager in its

sole discretion, all of the powers of the Representative, *provided* that no such delegation shall reduce the responsibility of the Representative for the conduct of the Company and the Representative shall be liable for the conduct of any third-party Representative as if such conduct were the conduct of the Representative.

Section 5.02 Officers Pursuant to a resolution expressly authorizing such appointment that is duly adopted by the Manager, the Manager may appoint individuals as officers of the Company (the "***Officers***") as it deems necessary or desirable to carry on the business of the Company and the Manager may delegate to such Officers such power and authority as the Manager deems advisable. No Officer needs to be a Member of the Company. Any individual may hold two or more offices of the Company. Each Officer shall hold office until his successor is designated by the Manager or until his or her earlier death, resignation, or removal. Any Officer may resign at any time on written notice to the Manager. Any Officer may be removed by the Manager with or without cause at any time. A vacancy in any office occurring because of death, resignation, removal or otherwise, may, but need not, be filled by the Manager.

Section 5.03 Authority of the Manager. The Manager shall have the power on behalf of and in the name of the Company to take any action or make any decisions hereunder on behalf of the Company in furtherance of the purpose of the Business of the Company as set forth in Section 1.07, to carry out any and all of the objects and purposes of the Company and to perform all acts and enter into and perform all contracts and other undertakings which it may deem necessary or advisable or incidental thereto, including, without limitation, the power to:

(a) acquire, hold, maintain, and sell Company assets;
(b) borrow or raise monies, on behalf of the Company;
(c) open, maintain and close bank accounts and brokerage accounts in the name of the Company as a whole and draw checks or other orders for the payment of monies in respect thereof;
(d) do any and all acts and things on behalf of the Company, and exercise all rights of the Company, with respect to its interest in any Person, including, without limitation, participation in arrangements with creditors, the institution and settlement or compromise of suits and administrative proceedings and other like or similar matters;
(e) approve the disclosure by the Manager of the Company's Confidential Information;
(f) defer and/or offset distributions to the Members in order to satisfy liabilities of the Company (including indemnification obligations) or recoup prior expenditures relating thereto;
(g) adjust allocations to Members in order to effectuate the economic arrangements of the Members;
(h) modify allocations of profits and losses, and all items of income, gain, loss, deduction and credit in order to comply with the Code section 704 and the Regulations promulgated thereunder;
(i) distribute available cash or property from the Company to the Members, at such times and in such amounts as determined by the Manager in its sole discretion;
(j) collect unpaid interest in connection with any tax withholding from amounts otherwise distributable to a Member or through exercise of any and all rights and remedies available to a creditor;
(k) organize one or more corporations, partnerships or other entities (foreign or domestic) formed to hold record title, as nominee for the Company, to securities or funds attributable to the Company;
(l) engage, terminate and/or replace personnel, whether part-time or full-time, attorneys, accountants, appraisers, transfer agent, or other advisors or such other Persons as it may deem necessary or advisable;
(m) compensate any Member for services rendered by such Member to the Company, including Affiliates of such Member;

(n) approve a Conversion and take any and all actions as are reasonably necessary to give effect to such Conversion;
(o) approve an Approved Sale of the Company;
(p) approve the withdrawal of capital from the Company by a Member;
(q) approve the transfer of Membership Interests by a Member,
(r) resign and appoint an Affiliate of a Member as a Manager of the Company;
(s) dissolve and wind up the affairs of the Company;
(t) amend or modify this Agreement, subject to the limitations contained in Section 10.10 herein;
(u) remove any officer of the Company, with or without cause, subject to any employment agreement or other similar written agreement between the Company and such officer; and
(v) authorize any Member, employee, or other agent to act for, or on behalf of, the Company as to the foregoing and all matters pertaining hereto.

Section 5.04 Other Authority of the Manager. The Manager is hereby authorized (but not required) to take any action that has been determined in good faith to be necessary, desirable, or appropriate in order that (i) the Company not be an "*investment company*" as such term is defined in the Investment Company Act of 1940; (ii) each of the Company, the Manager, and each of their respective Affiliates not be subject to a material adverse effect as a result of their Membership Interest in the Company, services provided to or by the Company, as applicable; and (iii) each of the Company, the Manager, other Members, and each of their respective Affiliates, not be in violation of any law or regulation applicable to such party, including, without limitation:

(a) making structural, operational, or other changes in the Company by amending this Agreement in order to cure any violation of law or regulation; *provided* that such amendment does not have a material adverse effect on the Company as a whole;

(i) requiring the sale, in whole or in part, of any Member's Interest in the Company, or otherwise causing the withdrawal of any Member from the Company; and/or
(ii) dissolving the Company.

(b) Any action taken by the Manager pursuant to this Section 5.04 shall not require the approval of any Member.

Section 5.05 Other Activities. Nothing contained in this Agreement shall prevent the Manager, or any of its Affiliates, from engaging in any other activities or businesses, regardless of whether those activities or businesses are similar to or competitive with the Business. Neither the Manager nor any of its Affiliates shall be obligated to account to the Company or to the other Members for any profits or income earned or derived from other such activities or businesses. Neither the Manager nor any of its Affiliates shall be obligated to inform the Company or the other Members of any business opportunity of any type or description.

Section 5.06 Compensation and Reimbursement of Manager. The Manager shall provide management services to the Company pursuant to a Management Services Agreement approved by the Members. The Manager shall be reimbursed for negative carrying costs, which include all reasonable, ordinary, necessary, and direct expenses incurred by such Manager on behalf of the Company in carrying out the Company's business activities. All reimbursements for expenses shall be reasonable in amount in the aggregate for any Fiscal Year. Additionally, Affiliates of the Manager may also provide services, guarantees, advisory, or license intellectual property to the Company. Such agreements and services will be conducted on an arms-length basis. Exhibit B, attached hereto and made a part hereof, describes the agreements with Affiliates of the Manager and other Members that the Company intends to enter into contemporaneously with, or after, the execution of this Agreement.

Section 5.07 Resignation or Removal of the Manager.

(a) A Person serving as a Manager may resign at any time by giving written notice to the Members of the Company. The resignation of a Manager shall take effect upon receipt of notice thereof or at such later time as shall be specified in such notice and, unless otherwise specified therein, the acceptance of such resignation shall not be necessary to make it effective.

(b) At a meeting of the Members called expressly for that purpose, a Manager may be removed only "for cause" by the affirmative vote of (i) Class D Preferred Unit Members holding at least seventy-five percent (75%) of the Class D Preferred Units; and (ii) Class A Common Unit Members holding at least 75% of the Class A Common Units. For purposes of this Section 5.07, "for cause" shall refer to intentional fraud, deceit or a knowing violation of the law.

ARTICLE VI
EXCULPATION AND INDEMNIFICATION

Section 6.01 Exculpation of Covered Persons.

(a) **Covered Persons.** As used herein, the term "***Covered Person***" shall mean (i) each Manager; (ii) each officer, director, stockholder, partner, member, Affiliate, employee, agent or representative of each Member, the Members and each of their Affiliates; and (iii) each Officer, employee, agent or representative of the Company.

(b) **Standard of Care.** No Covered Person shall be liable to the Company or any other Covered Person for any loss, damage or claim incurred by reason of any action taken or omitted to be taken by such Covered Person in good faith reliance on the provisions of this Agreement, so long as such action or omission does not constitute fraud, gross negligence, willful misconduct, or a material breach or knowing violation of this Agreement by such Covered Person.

(c) **Good Faith Reliance.** A Covered Person shall be fully protected in relying in good faith upon the records of the Company and upon such information, opinions, reports or statements (including financial statements and information, opinions, reports or statements as to the value or amount of the assets, liabilities, Net Income or Net Losses of the Company or any facts pertinent to the existence and amount of assets from which distributions might properly be paid) of the following Persons or groups: (i) another Member; (ii) the Members; (iii) one or more Officers or employees of the Company; (iv) any attorney, independent accountant, appraiser or other expert or professional employed or engaged by or on behalf of the Company; or (v) any other Person selected in good faith by or on behalf of the Company, in each case as to matters that such relying Person reasonably believes to be within such other Person's professional or expert competence. The preceding sentence shall in no way limit any Person's right to rely on information to the extent provided in the Delaware Act. The Members may consult with legal counsel, accountants, appraisers, management consultants, investment bankers, and other consultants and advisors selected by the Members, and any act taken or omitted to be taken in reliance upon the advice or opinion of such Persons as to matters that the Members reasonably believes to be within such Person's professional or expert competence shall be conclusively presumed to have been done or omitted in good faith and in accordance with such advice or opinion.

Section 6.02 Liabilities and Duties of Covered Persons.

(a) **Limitation of Liability.** This Agreement is not intended to, and does not, create or impose any fiduciary duty on any Covered Person. Furthermore, each of the Members and the Company hereby waives any and all fiduciary duties that, absent such waiver, may be implied by Applicable Law, and in doing so, acknowledges and agrees that the duties and obligation of each Covered Person to each other and to the Company are only as expressly set forth in this Agreement. The provisions of this Agreement, to the extent that they restrict the duties and liabilities of a Covered Person otherwise existing at law or in equity, are agreed by the Members to replace such other duties and liabilities of such Covered Person.

(b) **Duties.** Whenever in this Agreement a Covered Person is permitted or required to make a decision (including a decision that is in such Covered Person's "discretion" or under a grant of similar authority or latitude), such Covered Person shall be entitled to consider only such interests and factors as such Covered Person desires, including its own interests, and shall have no duty or obligation to give any consideration to any interest of or factors affecting the Company or any other Person. Whenever in this Agreement a Covered Person is permitted or required to make a decision in such Covered Person's "good faith," the Covered Person shall act under such express standard and shall not be subject to any other or different standard imposed by this Agreement or any other Applicable Law.

Section 6.03 Indemnification.

(a) **Indemnification.** To the fullest extent permitted by the Delaware Act, as the same now exists or may hereafter be amended, substituted or replaced (but, in the case of any such amendment, substitution or replacement, only to the extent that such amendment, substitution or replacement permits the Company to provide broader indemnification rights than the Delaware Act permitted the Company to provide prior to such amendment, substitution or replacement), the Company shall indemnify, hold harmless, defend, pay and reimburse any Covered Person against any and all losses, claims, damages, judgments, fines or liabilities, including reasonable legal fees or other expenses incurred in investigating or defending against such losses, claims, damages, judgments, fines or liabilities, and any amounts expended in settlement of any claims (collectively, "***Losses***") to which such Covered Person may become subject by reason of:

such Covered Person being or acting in connection with the Business of the Company as a member, stockholder, Affiliate, Member, director, officer, employee or agent of the Company, any Member, or any of their respective Affiliates, or that such Covered Person is or was serving at the request of the Company as a member, Member, director, officer, employee or agent of any Person including the Company;

provided, that (x) such Covered Person acted in good faith and in a manner believed by such Covered Person to be in, or not opposed to, the best interests of the Company and within the scope of such Covered Person's authority conferred on him or it by the Company and, with respect to any criminal proceeding, had no reasonable cause to believe his conduct was unlawful, and (y) such Covered Person's conduct did not constitute fraud, gross negligence, willful misconduct or a material breach or knowing violation of this Agreement by such Covered Person. In addition, the provisions of this Section 6.03 shall not apply with respect to Losses of Covered Persons incurred pursuant to an agreement to indemnify, hold harmless, defend, pay or reimburse such Losses unless properly authorized by the Company in writing. In connection with the foregoing, the termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of *nolo contendere* or its equivalent, shall not, of itself, create a presumption that the Covered

Person did not act in good faith or, with respect to any criminal proceeding, had reasonable cause to believe that such Covered Person's conduct was unlawful, or that the Covered Person's conduct constituted fraud, gross negligence, willful misconduct or a material breach or knowing violation of this Agreement.

(b) **Control of Defense.** Upon a Covered Person's discovery of any claim, lawsuit or other proceeding relating to any Losses for which such Covered Person may be indemnified pursuant to this Section 6.03, the Covered Person shall give prompt written notice to the Company of such claim, lawsuit or proceeding, *provided*, that the failure of the Covered Person to provide such notice shall not relieve the Company of any indemnification obligation under this Section 6.03, unless the Company shall have been materially prejudiced thereby. Subject to the approval of the disinterested Members, the Company shall be entitled to participate in or assume the defense of any such claim, lawsuit or proceeding at its own expense. After notice from the Company to the Covered Person of its election to assume the defense of any such claim, lawsuit or proceeding, the Company shall not be liable to the Covered Person under this Agreement or otherwise for any legal or other expenses subsequently incurred by the Covered Person in connection with investigating, preparing to defend or defending any such claim, lawsuit, or other proceeding. If the Company does not elect (or fails to elect) to assume the defense of any such claim, lawsuit or proceeding, the Covered Person shall have the right to assume the defense of such claim, lawsuit or proceeding as it deems appropriate, but it shall not settle any such claim, lawsuit or proceeding without the consent of the Company (which consent shall not be unreasonably withheld, conditioned, or delayed).

(c) **Reimbursement.** The Company shall promptly reimburse (and/or advance to the extent reasonably required) each Covered Person for reasonable legal or other expenses (as incurred) of such Covered Person in connection with investigating, preparing to defend or defending any claim, lawsuit or other proceeding relating to any Losses for which such Covered Person may be indemnified pursuant to this Section 6.03; *provided*, that if it is finally judicially determined that such Covered Person is not entitled to the indemnification provided by this Section 6.03, then such Covered Person shall promptly reimburse the Company for any reimbursed or advanced expenses.

(d) **Entitlement to Indemnity.** The indemnification provided by this Section 6.03 shall not be deemed exclusive of any other rights to indemnification to which those seeking indemnification may be entitled under any agreement or otherwise. The provisions of this Section 6.03 shall continue to afford protection to each Covered Person regardless of whether such Covered Person remains in the position or capacity pursuant to which such Covered Person became entitled to indemnification under this Section 6.03 and shall inure to the benefit of the executors, administrators, legatees and distributees of such Covered Person.

(e) **Insurance.** To the extent available on commercially reasonable terms, the Company may purchase, at its expense, insurance to cover Losses covered by the foregoing indemnification provisions and to otherwise cover Losses for any breach or alleged breach by any Covered Person of such Covered Person's duties in such amount and with such deductibles as the Members may reasonably determine; *provided*, that the failure to obtain such insurance shall not affect the right to indemnification of any Covered Person under the indemnification provisions contained herein, including the right to be reimbursed or advanced expenses or otherwise indemnified for Losses hereunder. If any Covered Person recovers any amounts in respect of any Losses from any insurance coverage, then such Covered Person shall, to the extent that such recovery is duplicative, reimburse the

Company for any amounts previously paid to such Covered Person by the Company in respect of such Losses.

(f) **Funding of Indemnification Obligation.** Notwithstanding anything contained herein to the contrary, any indemnity by the Company relating to the matters covered in this Section 6.03 shall be provided out of and to the extent of Company assets only, and no Member (unless such Member otherwise agrees in writing) shall have personal liability on account thereof or shall be required to make Additional Capital Contributions to help satisfy such indemnity by the Company.

(g) **Savings Clause.** If this Section 6.03 or any portion hereof shall be invalidated on any ground by any court of competent jurisdiction, then the Company shall nevertheless indemnify and hold harmless each Covered Person pursuant to this Section 6.03 to the fullest extent permitted by any applicable portion of this Section 7.03 that shall not have been invalidated and to the fullest extent permitted by Applicable Law.

(h) **Amendment.** The provisions of this Section 6.03 shall be a contract between the Company, on the one hand, and each Covered Person who served in such capacity at any time while this Section 6.03 is in effect, on the other hand, pursuant to which the Company and each such Covered Person intend to be legally bound. No amendment, modification or repeal of this Section 6.03 that adversely affects the rights of a Covered Person to indemnification for Losses incurred or relating to a state of facts existing prior to such amendment, modification or repeal shall apply in such a way as to eliminate or reduce such Covered Person's entitlement to indemnification for such Losses without the Covered Person's prior written consent.

Section 6.04 Survival. The provisions of this ARTICLE VI shall survive the dissolution, liquidation, winding up and termination of the Company.

ARTICLE VII
TRANSFER

Section 7.01 Restrictions on Transfer.

(a) Except as otherwise provided herein, no Member shall Transfer all or any portion of its Membership Interest in the Company without the written consent of the Manager (which consent may be granted or withheld in the sole discretion of the Manager) (a "***Permitted Transfer***"). No Transfer of Membership Interests to a Person not already a Member of the Company shall be deemed completed until the prospective Transferee is admitted as a Member of the Company in accordance with Section 3.06(b) hereof.

(b) Notwithstanding any other provision of this Agreement, each Member agrees that it will not Transfer all or any portion of its Membership Interest in the Company, and the Company agrees that it shall not issue any Membership Interests:

(i) except as permitted under the Securities Act and other applicable federal or state securities or blue-sky laws, and then, with respect to a Transfer of Membership Interests, if requested by the Members, only upon delivery to the Company of an opinion of counsel in form and substance satisfactory to the Company to the effect that such Transfer may be effected without registration under the Securities Act;

(ii) if such Transfer or issuance would affect the Company's existence or qualification as a limited liability company under the Delaware Act;

(iii) if such Transfer or issuance would cause the Company to lose its status as a corporation for federal income tax purposes; or

(iv) if such Transfer or issuance would cause the Company to be required to register as an investment company under the Investment Company Act of 1940, as amended.

(c) Any Transfer or attempted Transfer of any Membership Interest in violation of this Agreement shall be null and void, no such Transfer shall be recorded on the Company's books and the purported Transferee in any such Transfer shall not be treated (and the purported Transferor shall continue be treated) as the owner of such Membership Interest for all purposes of this Agreement.

(d) For the avoidance of doubt, any Transfer of a Membership Interest permitted by this Agreement shall be deemed a sale, transfer, assignment or other disposal of such Membership Interest in its entirety as intended by the parties to such Transfer, and shall not be deemed a sale, transfer, assignment or other disposal of any less than all of the rights and benefits described in the definition of the term "Membership Interest," unless otherwise explicitly agreed to by the parties to such Transfer.

Section 7.02 Right of First Refusal.

(a) If a Member (individually, a "Transferor") receives a bona fide written offer which the Member desires to accept (the "Transferee Offer") from any other Person (a "Transferee") to purchase all (but not less than all) of or any interest or rights in the Transferor's Units (the "Transferor Interest"), then, prior to any Transfer of the Transferor Interest, subject to consent required pursuant to Section 7.01, the Transferor shall give the Company written notice (the "Transfer Notice") containing each of the following:

(i) the Transferee's identity;

(ii) sufficient facts concerning the bona fide offeror to enable the Company and the remaining Members to arrive at an informed judgment as to the bona fides of such offer and the background and financial and business capabilities of such Transferee.

(iii) true and complete copy of the Transferee Offer setting forth the representations and warranties requested of Transferor and all items affecting price; and

(iv) the Transferor's offer (the "Offer") to sell the Transferor Interest to the Company and/or the remaining Members for a total price equal to Transferor's Percentage Interest multiplied by the same price and on the same terms and conditions of the Transferee Offer (the "Transfer Purchase Price").

(b) The Offer shall be and remain irrevocable for a period (the "Offer Period") ending at 11:59 P.M. local time at the Company's principal office, on the fifteenth (15th) day following the date the Transfer Notice is given to the Company and the remaining Members. At any time during the first fifteen (15) days of the Offer Period, the Company may accept the offer by notifying the Transferor in writing that the Company intends to purchase all, but not less than all, of the Transferor Interest. If the Company has not so elected to purchase the Transferor Interest, at any time during the next fifteen (15) days, the remaining Members may accept the offer by notifying the Transferor in writing that the remaining Members intend to purchase all, but not less than all, of the Transferor Interest. If two (2) or more remaining Members desire to accept the Offer, then, in the absence of an agreement between or among them, each such remaining Member shall purchase the Transferor Interest in the proportion that his respective Membership Interests bears to the total Membership Interests of all of the remaining Members who desire to accept the Offer.

(c) If the Company or the remaining Members reject the Offer or fail to accept the Offer (within the time and in the manner specified in this Section 7.02) then the Transferor shall be free, subject to the provisions of Section 7.04, for a period (the "Free Transfer Period") of thirty (30) days after the expiration of the Offer Period to Transfer the Transferor Interest to the Transferee, for the same or greater price and on the same terms and conditions as set forth in the Transfer Notice. The Transfer shall be subject to the Conditions of Transfer. If the Transferor does not Transfer the Transferor Interest within the Free Transfer Period, the Transferor's right to Transfer the Transferor Interest pursuant to this Section 7.02 shall cease and terminate.

(d) Any Transfer by the Transferor after the last day of the Free Transfer Period or without strict compliance with the terms, provisions, and conditions of this Section 7.02 and the other terms, provisions, and conditions of this Agreement, shall be null and void and of no force or effect.

Section 7.03. Approved Sale; Drag Along. If the Members approve a sale of the Company to a third-party good faith purchaser (an "***Approved Sale***"), then each Member shall be deemed to vote for, consent to and raise no objections against such Approved Sale. If the Approved Sale is structured as a (i) merger, consolidation or asset sale, each Member holding a Membership Interest shall waive any dissenters rights, appraisal rights or similar rights in connection with such merger, consolidation or asset sale or (ii) sale of Membership Interest, each holder of a Membership Interest shall agree to sell all of his, her or its Membership Interest and rights to acquire a Membership Interest on the terms and conditions approved by the Members, including, without limitation, any and all representations and warranties provided by the Members, indemnification obligations of the Members, escrow and other holdback arrangements, contingent purchase price arrangements, covenants and restrictive covenants made by the Members in connection therewith.

Section 7.04 Tag Along Right. If after consent is obtained pursuant to Section 7.01 and neither the Company nor the remaining Members exercise the right of first refusal granted in Section 7.02 and the Transferor fails to exercise its Drag Along Right pursuant to Section 7.03, then as a condition of the sale by the Transferor of the Transferor Interest pursuant to the Transferee Offer, each of the remaining Members, at his option, shall be entitled to sell his Membership Interests of the Company to the Transferee on the same terms and conditions as set forth in the Transferee Offer ("Tag Along Right"), and the contract of sale for the Transferor Interest with the Transferee shall not be valid unless it provides for the purchase by the Transferee of all of the Membership Interests of the remaining Members exercising their Tag Along Right. Such right shall be exercised by written notice to the Transferor within the fifteen (15) day period following the expiration of the period for the Transferor to exercise its Drag Along Right (failure to give any notice during said fifteen (15) day period shall be deemed to be an election by the remaining Members not to exercise such Tag Along Right).

Section 7.05 No Withdrawal.

(a) So long as a Member continues to hold any Membership Interests, such Member shall not have the ability to withdraw or resign as a Member prior to the dissolution and winding up of the Company and any such withdrawal or resignation or attempted withdrawal or resignation by a Member prior to the dissolution or winding up of the Company shall be null and void. As soon as any Person who is a Member ceases to hold any Membership Interests, such Person shall no longer be a Member.

(b) Notwithstanding anything to the contrary under this Agreement, the Members may expel a Member or require such Member to withdraw all or any portion of its Membership Interest in the Company immediately, with no prior notice, if the Members deems it to be in the best interests of the Company to do so because the continued participation of such Member in the Company might cause the Company to violate any law, rule or regulation, expose

the Company or the Members to the risk of litigation, arbitration, administrative proceedings or any similar action or proceeding or otherwise have an adverse effect (whether legal, regulatory, tax otherwise) on the other Members, the Company, the Members or any of its or their Affiliates, including, without limitation, to avoid having the Company's assets treated as "plan assets" for purposes of ERISA. Upon such expulsion or withdrawal of a Member (the "***Expelled Member***"), the Company (or its assignee, as determined by the Members) shall have the right to purchase up to all of the Membership Interest held by the Expelled Member at purchase price equal to seventy-five (75%) of the Fair Market Value of such Membership Interests as of the date of the expulsion or withdrawal. The purchaser may elect to pay such purchase price as follows: ten percent (10%) of the purchase price to be paid in cash at the closing, with the balance of the purchase price to be evidenced by a negotiable promissory note of the purchaser delivered to the Expelled Member. The promissory note shall bear interest at the applicable federal rate in effect on the date of the note's execution and shall provide for equal monthly installments of principal and interest over a period of sixty (60) months but shall permit prepayment of principal without penalty.

ARTICLE VIII
ACCOUNTING; TAX MATTERS

Section 8.01 Tax Definitions. The following terms shall have the following meanings:

(a) "Adjusted Capital Account" means, with respect to a Member, such Member's Capital Account as of the end of each fiscal year, as the same is specially computed to reflect the adjustments required or permitted to be taken into account in applying Regulations Section 1.704-1(b)(2)(ii)(d) (including adjustments for Company Minimum Gain and Member Nonrecourse Debt Minimum Gain).

(b) "Adjusted Capital Account Deficit" means, for each Member, the deficit balance, if any, in that Member's Adjusted Capital Account.

(c) "Advisor" means, CERLOS® Factory Advisor, LLC.

(d) "Capital Account" shall have the meaning set forth in Article II.

(e) "Code" means the Internal Revenue Code of 1986, as amended from time to time, and any corresponding provisions of succeeding law.

(f) "Depreciation" means, for each taxable year or other period, an amount equal to the depreciation, amortization or other cost recovery deduction allowable with respect to an asset for the year or other period, except that if the Gross Asset Value of an asset differs from its adjusted basis for federal income tax purposes at the beginning of the year or other period, Depreciation will be an amount which bears the same ratio to the beginning Gross Asset Value as the federal income tax depreciation, amortization or other cost recovery deduction for the year or other period bears to the beginning adjusted tax basis, provided that if the federal income tax depreciation, amortization, or other cost recovery deduction for the year or other period is zero, Depreciation will be determined with reference to the beginning Gross Asset Value using any reasonable method selected by Advisor.

(g) "Gross Asset Value" has the meaning assigned to it in Section 8.03.

(h) "Partner Nonrecourse Debt" has the meaning assigned to it in Regulations Sections 1.704-2(b)(4) and 1.752-2.

(i) “Partner Nonrecourse Debt Minimum Gain” has the meaning assigned to it in Regulations Section 1.704-2(i)(2) and will be determined in accordance with Regulations Section 1.704-2(i)(3).

(j) “Partner Nonrecourse Deductions” has the meaning assigned to it in Regulations Section 1.704-2(i)(2).

(k) “Partnership Minimum Gain” has the meaning assigned to it in Regulations Section 1.704-2(d).

(l) “Profits” and “Losses” mean, for each taxable year or other period, an amount equal to the Company’s taxable income or loss for the year or other period, determined in accordance with Section 703(a) of the Code (including all items of income, gain, loss or deduction required to be stated separately under Section 703(a)(1) of the Code), with the following adjustments:

(i) Any income of the Company that is exempt from federal income tax and not otherwise taken into account in computing Profits or Losses will be added to taxable income or loss;

(ii) Any expenditures of the Company described in Code Section 705(a)(2)(B) or treated as Section 705(a)(2)(B) expenditures under Regulations Section 1.704-1(b)(2)(iv)(i), and not otherwise taken into account in computing Profits or Losses, will be subtracted from taxable income or loss;

(iii) Gain or loss resulting from any disposition of Company property with respect to which gain or loss is recognized for federal income tax purposes will be computed by reference to the Gross Asset Value of the property, notwithstanding that the adjusted tax basis of the property differs from its Gross Asset Value;

(iv) In lieu of depreciation, amortization and other cost recovery deductions taken into account in computing taxable income or loss, there will be taken into account Depreciation for the taxable year or other period;

(v) Any items which are specially allocated under Sections 8.04(b) or 8.0.4(c) will not affect calculations of Profits or Losses; and

(vi) If the Gross Asset Value of any Company asset is adjusted under Section 8.03(b) or 8.03(c), the adjustment will be taken into account as gain or loss from disposition of the asset for purposes of computing Profits or Losses.

(m) “Regulations” means the regulations promulgated by the United States Department of the Treasury pursuant to and in respect of provisions of the Code. All references herein to sections of the Regulations shall include any corresponding provisions of succeeding, similar, substitute proposed or final Regulations.

(n) “Regulatory Allocations” has the meaning assigned to it in Section 8.04(c).

Section 8.02 Capital Accounts. See Article II.

Section 8.03 Adjustment of Gross Asset Value. “Gross Asset Value”, with respect to any asset, is the adjusted basis of that asset for federal income tax purposes, except as follows:

(a) The initial Gross Asset Value of any asset contributed (or deemed contributed under Code Sections 704(b) and 752 and the Regulations promulgated thereunder) by a Member to the Company will be the fair market value of the asset on the date of the contribution, as determined by Advisor.

(b) The Gross Asset Values of all Company assets will be adjusted to equal the respective fair market values of the assets, as reasonably determined by Advisor, as of (1) the acquisition of an additional interest in the Company by any new or existing Member in exchange for more than a de minimis capital contribution (exclusive of any contribution of Additional Capital pursuant to Section 6.2), (2) the distribution by the Company to a Member of more than a de minimis amount of Company property as consideration for an interest in the Company if an adjustment is necessary or appropriate to reflect the relative economic interests of the Members in the Company, (3) the liquidation of the Company within the meaning of Regulations Section 1.704-1(b)(2)(ii)(g); and (4) at such other times provided by the applicable Regulations.

(c) The Gross Asset Value of any Company asset distributed to any Member will be the gross fair market value of the asset on the date of distribution.

(d) The Gross Asset Values of Company assets will be increased or decreased to reflect any adjustment to the adjusted basis of the assets under Code Section 734(b) or 743(b), but only to the extent that the adjustment is taken into account in determining Capital Accounts under Regulations Section 1.704-1(b)(2)(iv)(m), provided that Gross Asset Values will not be adjusted under this Section 9.3(d) to the extent that Advisor determines that an adjustment under Section 9.3(b) is necessary or appropriate in connection with a transaction that would otherwise result in an adjustment under this Section 8.03(d).

(e) After the Gross Asset Value of any asset has been determined or adjusted under Sections 8.03(a), 8.03(b) or 8.03(d), Gross Asset Value will be adjusted by the Depreciation taken into account with respect to the asset for purposes of computing Profits or Losses.

Section 8.04 Profits, Losses and Distributive Share of Tax Items.

(a) In General. After giving effect to the special allocations in Sections 8.04(b) and (c), Profit and Losses (or items thereof) for each taxable year or other allocation period shall be allocated among the Members in a manner such that, as of the end of each such taxable year or other allocation period, the sum of (i) the Capital Account of each Member,(ii) each Member's share of "partnership minimum gain" (as defined and determined in accordance with Regulations Sections 1.704-2(b)(2) and 1.704-2(d)), and (iii) each Member's share of "partner nonrecourse debt minimum gain" (as defined and determined in accordance with Regulations Sections 1.704-2(i)(2) and 1.704-2(i)(3)), shall be equal to the respective net amounts that would be distributed to such Member if the Company were to sell all of its ssets for an amount equal to their Gross Asset Value on the last day of the taxable year or other allocation period and distribute the proceeds to the Members pursuant to Section 8.2.

(b) Special Allocations. The following special allocations will be made in the following order and priority before allocations of Profits and Losses:

(i) Partnership Minimum Gain Chargeback. If there is a net decrease in Partnership Minimum Gain during any taxable year or other period for which allocations are made, before any other allocation under this Agreement, each Member will be specially allocated items of Company income and gain for that period (and, if necessary, subsequent periods) in proportion to, and to the extent of, an amount equal to such Member's share of the net

decrease in Partnership Minimum Gain during such year determined in accordance with Regulations Section 1.704-2(g)(2). The items to be allocated will be determined in accordance with Regulations Section 1.704-2(f) and (j). This Section 8.04(b)(i) is intended to comply with the Partnership Minimum Gain chargeback requirements of the Regulations, will be interpreted consistently with the Regulations and will be subject to all exceptions provided therein.

(ii) Partner Nonrecourse Debt Minimum Gain Chargeback. Notwithstanding any other provision of this Section 8.04(b) (other than Section 8.04(b)(i) which shall be applied first), if there is a net decrease in Partner Nonrecourse Debt Minimum Gain with respect to a Partner Nonrecourse Debt during any taxable year or other period for which allocations are made, any Member with a share of such Partner Nonrecourse Debt Minimum Gain (determined under Regulations Section 1.704-2(i)(5)) as of the beginning of the year will be specially allocated items of Company income and gain for that period (and, if necessary, subsequent periods) in an amount equal to such Member's share of the net decrease in the Partner Nonrecourse Debt Minimum Gain during such year determined in accordance with Regulations Section 1.704-2(g)(2). The items to be so allocated will be determined in a manner consistent with Regulations Section 1.704-2(f), (g) and (j). This Section 8.04(b)(ii) is intended to comply with the Partner Nonrecourse Debt Minimum Gain chargeback requirements of the Regulations, will be interpreted consistently with the Regulations and will be subject to all exceptions provided therein.

(iii) Qualified Income Offset. A Member who unexpectedly receives any adjustment, allocation or distribution described in Regulations Sections 1.704-1(b)(2)(ii)(d)(4), (5) or (6) will be specially allocated items of Company income and gain in an amount and manner sufficient to eliminate, to the extent required by the Regulations, the Adjusted Capital Account Deficit of the Member as quickly as possible.

(iv) Nonrecourse Deductions. Nonrecourse Deductions for any taxable year or other period for which allocations are made will be allocated among the Members in proportion to their respective Capital Sharing Ratios.

(v) Partner Nonrecourse Deductions. Notwithstanding anything to the contrary in this Agreement, any Partner Nonrecourse Deductions for any taxable year or other period for which allocations are made will be allocated to the Member who bears the economic risk of loss with respect to the Partner Nonrecourse Debt to which the Partner Nonrecourse Deductions are attributable in accordance with Regulations Section 1.704-2(i).

(vi) Code Section 754 Adjustments. To the extent an adjustment to the adjusted tax basis of any Company asset under Code Sections 734(b) or 743(b) is required to be taken into account in determining Capital Accounts under Regulations Section 1.704-1(b)(2)(iv)(m), the amount of the adjustment to the Capital Accounts will be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases the basis), and the gain or loss will be specially allocated to the Members in a manner consistent with the manner in which their Capital Accounts are required to be adjusted under Regulations Section 1.704-1(b)(2)(iv)(m).

(c) Curative Allocations. The allocations set forth in Section 8.04(b) (the "Regulatory Allocations") are intended to comply with certain requirements of Regulations Sections 1.704-1(b) and 1.704-2. The Regulatory Allocations may effect results which would be inconsistent with the manner in which the Members intend to divide Company distributions. Accordingly, Manager is authorized, with the consent of the Advisor,to divide other allocations of Profits, Losses, and items thereof among the Members, to the

extent that they exist, so that the net amount of the Regulatory Allocations and the special allocations to each Member is zero.

Section 8.05 Tax Allocations.

(a) For federal, state and local income tax purposes, Company income, gain, loss, deduction or expense (or any item thereof) for each fiscal year shall be allocated to and among the Members to reflect the allocations made pursuant to the provisions of Section 8.04 for such fiscal year; provided, however, that in accordance with Code Section 704(c) and the related Regulations, income, gain, loss and deduction with respect to any property contributed to the capital of the Company, solely for tax purposes, will be allocated among the Members so as to take account of any variation between the adjusted basis to the Company of the property for federal income tax purposes and the initial Gross Asset Value of the property (computed in accordance with Section 8.03). If the Gross Asset Value of any Company asset is adjusted under Section 8.03(b), subsequent allocations of income, gain, loss and deduction with respect to that asset will take account of any variation between the adjusted basis of the asset for federal income tax purposes and its Gross Asset Value in the same manner as under Code Section 704(c) and the related Regulations. Any elections or other decisions relating to allocations under this Section 8.05 will be made in any manner that Advisor determines reasonably reflects the purpose and intention of this Agreement. Allocations under this Section 8.05 are solely for purposes of federal, state and local taxes and will not affect, or in any way be taken into account in computing, any Member's Capital Account or share of Profits, Losses or other items or distributions under any provision of this Agreement.

(b) The Members shall be bound by the provisions of Section 8.04 in reporting their shares of Company income and loss for income tax purposes.

Section 8.06 Tax Returns. At the expense of the Company, the Advisor (or any Officer that the Manager may designate pursuant to Section 5.02 or any designated Member) shall endeavor to cause the preparation and timely filing (including extensions) of all tax returns required to be filed by the Company pursuant to the Code as well as all other required tax returns in each jurisdiction in which the Company own property or do business. As soon as reasonably possible after the end of each Fiscal Year, the Advisor or designated Officer will cause to be delivered to each Person who was a Member at any time during such Fiscal Year, IRS Schedule K-1 to Form 1065 and such other information with respect to the Company as may be necessary for the preparation of such Person's federal, state and local income tax returns for such Fiscal Year.

Section 8.07 Tax Elections. The following elections shall be made on the appropriate returns of the Company:

(a) to adopt the calendar year as the Company's fiscal year;

(b) to adopt the accrual method of accounting and to keep the Company's books and records on the equity method;

(c) if there is a distribution of Company property as described in Section 734 of the Code or if there is a transfer of a Company interest as described in Section 743 of the Code, upon written request of any Member, to elect, pursuant to Section 754 of the Code, to adjust the basis of Company properties; and

(d) to elect to amortize the organizational expenses of the Company ratably over a period of sixty (60) months as permitted by Section 709(b) of the Code. No election shall be made by the Company or any Member (i) to be excluded from the application of the provisions of Subchapter K of Chapter 1 of Subtitle A of the Code or any similar provisions of applicable state laws; or (ii) to classify the Company as other than a "partnership" for federal or state income tax purposes.

Section 8.08 Tax Matters /Partnership Representative.

(a) Advisor (or any other Officer or Member designated by Manager) shall be designated as the "partnership representative" (the "Partnership Representative"), as defined in Code Section 6223, as amended and the Company and the Members shall complete any necessary actions (including executing any required certificates or other documents) to effect such designation. The Partnership Representative may resign at any time. In the event the Person serving as the Partnership Representative resigns or ceases to be the Partnership Representative for any reason, a successor Partnership Representative shall be appointed by the Manager. The Company shall pay and be responsible for all reasonable third-party costs incurred by the Partnership Representative or its agents (including outside accountants or counsel engaged by the Partnership Representative) in performing those duties and any costs and expenses incurred by the Partnership Representative in connection with an audit of a Company income tax return. The Partnership Representative may make any elections available to be made as Partnership Representative, including, without limitation, the election described in Code Section 6226(a)(1), as amended. In the event that the Company becomes liable for any taxes, interest or penalties under Section 6225 of the Code, (i) each Person that was a Member of the Company for the taxable year to which such liability relates shall indemnify, defend and hold harmless the Company for such Person's allocable share of the amount of such tax liability, including any interest and penalties associated therewith, (ii) the Partnership Representative may cause the Members (including any former Member) to whom such liability relates to pay, and each such Member hereby agrees to pay, such amount to the Company, and such amount shall not be treated as a Capital Contribution, and (iii) without reduction to a Member's (or former Member's) obligations under this Section 8.08, any amount paid by the Company that is attributable to a Member and that is not paid by such Member pursuant to clause (ii) above, shall be treated for purposes of this Agreement as (A) a distribution to such Member, and (B) a reduction to such Member's Capital Account balance. The provisions contained in this Section 8.08 shall survive the dissolution of the Company and the withdrawal of any Member or the assignment of any Member's interest in the Company. The Company may pursue and enforce all rights and remedies it may have against each Member under this Section 8.08, including instituting a lawsuit to collect such indemnification and contribution, with interest calculated at a rate equal to the Interest Rate.

(b) The Company shall indemnify, defend, protect and hold harmless the Partnership Representative from and against any loss, liability, damage, cost or expense (including attorneys' and accountants' fees) sustained or incurred as a result of any act or decision concerning Company tax matters and within the scope of such Advisor's responsibility as Partnership Representative, as applicable excluding gross negligence or willful misconduct. All amounts indemnified shall be advanced as incurred. The Partnership Representative shall be entitled to rely on the advice of outside legal counsel and accountants as to the nature and scope of its responsibilities and authority, and any act or omission of the Partnership Representative pursuant to such advice in no event shall subject the Partnership Representative to liability to the Company or any Member. The Partnership

Representative may engage any third party professionals in connection with any tax matters.

(c) Each Member agrees that any action taken by the Partnership Representative in connection with audits of the Company or any other matters relating to taxes shall be binding upon such Members and each such Members further agrees that such Members shall not treat any Company item inconsistently on such Member's income tax return with the treatment of the item on the Company's return and that such Member shall not independently act with respect to tax audits or tax proceedings affecting the Company, unless previously authorized to do so in writing by the Partnership Representative which authorization may be withheld by the Partnership Representative in its sole discretion.

Section 8.09 Allocation on Transfer of Interests. All items of income, gain, loss, deduction, and credit allocable to any interest in the Company that may have been transferred shall be allocated between the transferor and the transferee based upon that portion of the calendar year during which each was recognized as owning such interest, without regard to the results of Company operations during any particular portion of such calendar year and without regard to whether cash distributions were made to the transferor or the transferee during such calendar year; however, such allocation shall be made in accordance with a method permissible under Section 706 of the Code and the Regulations thereunder and selected by the Advisor.

Section 8.10 Taxes of Taxing Jurisdictions. To the extent that the laws of any taxing jurisdiction requires, each Member requested to do so by the Partnership Representative will submit an agreement indicating that the Member will make timely income tax payments to the taxing jurisdiction and that the Member accepts personal jurisdiction of the taxing jurisdiction with regard to the collection of income taxes attributable to the Member's income, and interest, and penalties assessed on such income. If the Member fails to provide such agreement, the Company may withhold and pay over to such taxing jurisdiction the amount of tax, penalty and interest determined under the laws of the taxing jurisdiction with respect to such income and shall be treated as a distribution in accordance with Section 8.03. The Company may, where permitted by the rules of any Taxing Jurisdiction, file a composite, combined or aggregate tax return reflecting the income of the Company and pay the tax, interest and penalties of some or all of the Members on such income to the taxing jurisdiction, in which case the Company shall inform the Members of the amount of such tax interest and penalties so paid.

Section 8.11 Financial Statements. The Company shall furnish to each Member the following reports:

(a) **Annual Financial Statements**. As soon as available, and in any event within one hundred twenty (120) days after the end of each Fiscal Year, unaudited balance sheets of the Company at the end of each such Fiscal Year and unaudited consolidated statements of income, cash flows and Members' equity for such Fiscal Year, in each case setting forth in comparative form the figures for the previous Fiscal Year.

Section 8.12 Inspection Rights. Upon reasonable notice from the Members holding no less than a majority of the Membership Interests then outstanding, to (a) the Company's offices, (b) the corporate, financial and similar records, reports and documents of the Company, including all books and records, minutes of proceedings, internal management documents, reports of operations, reports of adverse developments, copies of any management letters and communications with Members (including the Members), and to permit each Member and its Representatives to examine such documents and make copies thereof or extracts therefrom; and (c) any Officers, senior employees and accountants of the Company, and to afford each Member and its Representatives the opportunity to discuss and advise on the affairs, finances and accounts of the Company with such Officers, senior employees and accountants (and the Company hereby authorizes such employees and accountants to discuss with such Member and its Representatives

such affairs, finances and accounts); *provided* that (x) the requesting Member shall bear its own expenses and all reasonable expenses incurred by the Company in connection with any inspection or examination requested by such Member pursuant to this Section 8.02 and (y) if the Company provides or makes available any report or written analysis for any Member pursuant to this Section 8.02, it shall promptly provide or make available such report or analysis to or for any other Member. If any requested records, reports and documents of the Company can be provided in digital format, the Company may provide, at its option, such records, reports and documents to the Members instead in a digital format to be reviewed outside of the Company's offices.

Section 8.13 Income Tax Status. It is the intent of this Company and the Advisor that the Company be taxed as a domestic eligible entity electing to be classified as a partnership according to the Internal Revenue Code ("***IRC***"). The Company and Advisor will comply with all other applicable provisions contained in the IRC, regulations thereunder and all other IRS rulings, cases, among other laws that govern the Company's ability to retain its partnership election. Any provisions under this Agreement that are inconsistent with that intent shall not apply as long as such election is in effect. Upon the effective date of such election, all actions and tax treatment shall be taken by the Company that is consistent with the IRC. The Manager, with consent of the Advisor, may make an election for the Company to be classified as other than a partnership pursuant to Treasury Regulations Section 301.7701-3.

Section 8.14 Company Funds. All funds of the Company shall be deposited in its name, or in such name as may be designated by the Manager, in such checking, savings or other accounts, or held in its name in the form of such other investments as shall be designated by the Manager. The funds of the Company shall not be commingled with the funds of any other Person. All withdrawals of such deposits or liquidations of such investments by the Company shall be made exclusively upon the signature or signatures of such Officer or Officers as the Manager may designate.

ARTICLE IX
DISSOLUTION AND LIQUIDATION

Section 9.01 Events of Dissolution. The Company shall be dissolved and its affairs wound up only upon the occurrence of any of the following events:

(a) The determination of the Members holding a majority of the Membership Interests to dissolve the Company;

(b) The sale, exchange, involuntary conversion, or other disposition or Transfer of all or substantially all the assets of the Company; or

(c) The entry of a decree of judicial dissolution under the Delaware Act.

Section 9.02 Effectiveness of Dissolution. Dissolution of the Company shall be effective on the day on which the event described in Section 9.01 occurs, but the Company shall not terminate until the winding up of the Company has been completed, the assets of the Company have been distributed as provided in Section 9.03 and the Certificate of Formation shall have been cancelled as provided in Section 9.04.

Section 9.03 Liquidation. If the Company is dissolved pursuant to Section 9.01, the Company shall be liquidated and its business and affairs wound up in accordance with the Delaware Act and the following provisions:

(a) **Liquidator.** A Manager shall act as liquidator to wind up the Company (the "***Liquidator***"). The Liquidator shall have full power and authority to sell, assign, and encumber any or all of the Company's assets and to wind up and liquidate the affairs of the Company in an orderly and business-like manner.

(b) **Accounting.** As promptly as possible after dissolution and again after final liquidation, the Liquidator shall cause a proper accounting to be made by a recognized firm of certified public accountants of the Company's assets, liabilities and operations through the last day of the calendar month in which the dissolution occurs or the final liquidation is completed, as applicable.

(c) **Distribution of Proceeds.** The Liquidator shall liquidate the assets of the Company and distribute the proceeds of such liquidation in the following order of priority, unless otherwise required by mandatory provisions of Applicable Law:

(i) *first*, to the payment of all of the Company's debts and liabilities to its creditors (including Members, if applicable) and the expenses of liquidation (including sales commissions incident to any sales of assets of the Company);

(ii) *second*, to the establishment of and additions to reserves that are determined by the Liquidator to be reasonably necessary for any contingent unforeseen liabilities or obligations of the Company; and

(iii) *third*, to the Members in the same manner as distributions are made under and pursuant to Section 4.01.

(d) **Discretion of Liquidator.** Notwithstanding the provisions of Section 9.03(c) that require the liquidation of the assets of the Company, but subject to the order of priorities set forth in Section 9.03(c), if upon dissolution of the Company the Liquidator reasonably determines that an immediate sale of part or all of the Company's assets would be impractical or could cause undue loss to the Members, the Liquidator may defer the liquidation of any assets except those necessary to satisfy Company liabilities and reserves, and may distribute to the Members, in lieu of cash, as tenants in common and in accordance with the provisions of Section 9.03(c), undivided interests in such Company assets as the Liquidator deems not suitable for liquidation. Any such distribution in kind shall be subject to such conditions relating to the disposition and management of such properties as the Liquidator deems reasonable and equitable and to any agreements governing the operating of such properties at such time. For purposes of any such distribution, any property to be distributed will be valued at its Fair Market Value, as determined by the Liquidator in good faith.

Section 9.04 Cancellation of Articles. Upon completion of the distribution of the assets of the Company as provided in Section 9.03(c) hereof, the Company shall be terminated and the Liquidator shall cause the cancellation of the Certificate of Formation in the State of Delaware and of all qualifications and registrations of the Company as a foreign limited liability company in jurisdictions other than the State of Delaware and shall take such other actions as may be necessary to terminate the Company.

Section 9.05 Survival of Rights, Duties and Obligations. Dissolution, liquidation, winding up or termination of the Company for any reason shall not release any party from any Loss that at the time of such dissolution, liquidation, winding up or termination already had accrued to any other party or thereafter may accrue in respect of any act or omission prior to such dissolution, liquidation, winding up or termination. For the avoidance of doubt, none of the foregoing shall replace, diminish or otherwise adversely affect any Member's right to indemnification pursuant to Section 6.03.

Recourse for Claims. Each Member shall look solely to the assets of the Company for all distributions with respect to the Company, such Member's Capital Account, and such Member's share of Net Income, Net Loss and other items of income, gain, loss and deduction, and shall

have no recourse therefor (upon dissolution or otherwise) against the Liquidator or any other Member.

ARTICLE X
MISCELLANEOUS

Section 10.01 Expenses. Except as otherwise expressly provided herein, all costs and expenses, including fees and disbursements of counsel, financial advisors and accountants, incurred in connection with the preparation and execution of this Agreement, or any amendment or waiver hereof, and the transactions contemplated hereby shall be paid by the party incurring such costs and expenses.

Section 10.02 Further Assurances. In connection with this Agreement and the transactions contemplated hereby, each Member hereby agrees, at the request of the Members, to execute and deliver such additional documents, instruments, conveyances and assurances and to take such further actions as may be required to carry out the provisions hereof and give effect to the transactions contemplated hereby.

Section 10.03 Confidentiality.

(a) Each Member acknowledges that during the term of this Agreement, it will have access to and become acquainted with trade secrets, proprietary information and confidential information belonging to the Company and its Affiliates that are not generally known to the public, including, but not limited to, information concerning business plans, financial statements and other information provided pursuant to this Agreement, operating practices and methods, expansion plans, strategic plans, marketing plans, contracts, customer lists or other business documents that the Company treats as confidential, in any format whatsoever (including oral, written, electronic or any other form or medium) (collectively, "***Confidential Information***"). In addition, each Member acknowledges that: (i) the Company has invested, and continues to invest, substantial time, expense and specialized knowledge in developing its Confidential Information; (ii) the Confidential Information provides the Company with a competitive advantage over others in the marketplace; and (iii) the Company would be irreparably harmed if the Confidential Information were disclosed to competitors or made available to the public. Without limiting the applicability of any other agreement to which any Member is subject, no Member shall, directly or indirectly, disclose or use (other than solely for the purposes of such Member monitoring and analyzing its investment in the Company) at any time, including, without limitation, use for personal, commercial or proprietary advantage or profit, either during its association with the Company or thereafter, any Confidential Information of which such Member is or becomes aware. Each Member in possession of Confidential Information shall take all appropriate steps to safeguard such information and to protect it against disclosure, misuse, espionage, loss and theft.

(b) Nothing contained in Section 10.03(a) shall prevent any Member from disclosing Confidential Information: (i) upon the order of any court or administrative agency; (ii) upon the request or demand of any regulatory agency or authority having jurisdiction over such Member; (iii) to the extent compelled by legal process or required or requested pursuant to subpoena, interrogatories or other discovery requests; (iv) to the extent necessary in connection with the exercise of any remedy hereunder; (v) to such Member's Representatives who, in the reasonable judgment of such Member, need to know such Confidential Information and agree to be bound by the provisions of this Section 10.03 as if a Member; or (vi) to any potential Permitted Transferee in connection with a proposed Transfer of Membership Interests from such Member, as long as such Transferee agrees to

be bound by the provisions of this Section 10.03 as if a Member; *provided*, that in the case of clause (i), (ii) or (iii), such Member shall notify the Company and other Member of the proposed disclosure as far in advance of such disclosure as practicable (but in no event make any such disclosure before notifying the Company and other Member) and use reasonable efforts to ensure that any Confidential Information so disclosed is accorded confidential treatment satisfactory to the Company, when and if available.

(c) The restrictions of Section 10.03(a) shall not apply to Confidential Information that: (i) is or becomes generally available to the public other than as a result of a disclosure by a Member in violation of this Agreement; (ii) is or has been independently developed or conceived by such Member without use of Confidential Information; or (iii) becomes available to such Member or any of its Representatives on a non-confidential basis from a source other than the Company, the Members or any of their respective Representatives, *provided*, that such source is not known by the receiving Member to be bound by a confidentiality agreement regarding the Company.

(d) The obligations of each Member under this Section 10.03 shall survive (i) the termination, dissolution, liquidation and winding up of the Company, and (ii) such Member's Transfer of its Membership Interests.

Section 10.04 Notices. All notices, requests, consents, claims, demands, waivers and other communications hereunder shall be in writing and shall be deemed to have been given: (a) when delivered by hand (with written confirmation of receipt); (b) when received by the addressee if sent by a nationally recognized overnight courier (receipt requested); (c) on the date sent by e-mail of a PDF document (with confirmation of transmission) if sent during normal business hours of the recipient, and on the next Business Day if sent after normal business hours of the recipient; or (d) on the third day after the date mailed, by certified or registered mail, return receipt requested, postage prepaid. Such communications must be sent to the respective parties at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 10.04):

		CERLOS® FACTORY I, LLC
To the Company:	Address:	5740 Arville Street, Suite 220 Las Vegas, Nevada 89118
	Email:	rbedard@moxyoid.com
	Attention:	Robert Bedard, Authorized Representative

If to a Member, to such Member's respective mailing address or email address, as set forth on <u>Schedule 1</u>, or otherwise in the books and records of the Company.

Section 10.05 Headings. The headings in this Agreement are inserted for convenience or reference only and are in no way intended to describe, interpret, define, or limit the scope, extent or intent of this Agreement or any provision of this Agreement.

Section 10.06 Severability. If any term or provision of this Agreement is held to be invalid, illegal or unenforceable under Applicable Law in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction. Except as provided in Section 6.03(g), upon such determination that any term or other provision is invalid, illegal or unenforceable, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the greatest extent possible.

Section 10.07 Entire Agreement. This Agreement, together with the Certificate of Formation and all related Exhibits and Schedules, constitutes the sole and entire agreement of the parties to this Agreement with respect to the subject matter contained herein and therein, and supersedes all prior and contemporaneous understandings, agreements, representations and warranties, both written and oral, with respect to such subject matter.

Section 10.08 Successors and Assigns. Subject to the restrictions on Transfers set forth herein, this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective heirs, executors, administrators, successors and permitted assigns. This Agreement may not be assigned by any Member except as permitted by this Agreement and any assignment in violation of this Agreement shall be null and void.

Section 10.09 No Third-Party Beneficiaries. Except as provided in ARTICLE VI, which shall be for the benefit of and enforceable by Covered Persons as described therein, this Agreement is for the sole benefit of the parties hereto (and their respective heirs, executors, administrators, successors and assigns) and nothing herein, express or implied, is intended to or shall confer upon any other Person, including any creditor of the Company, any legal or equitable right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

Section 10.10 Amendment. This Agreement may be amended or modified from time to time only by the written consent of the Members, including with respect to the creation of a new class of interests; provided, however, that no such amendment may: (a) modify the limited liability of a Member; modify the indemnification and exculpation rights of any indemnified party under this Agreement; or increase in any material respect the liabilities or responsibilities of, or diminish in any material respect the rights or protections of, any Member under this Agreement, including the creation of a new class of interests with economic interests senior to those of any existing class or classes of interests issued and outstanding, in each case, without the consent of a majority percentage of the Members so affected or each such indemnified party, as the case may be; or (b) amend or waive any provision of this Section 10.10.

Section 10.11 Waiver. No waiver by any party of any of the provisions hereof shall be effective unless explicitly set forth in writing and signed by the party so waiving. No waiver by any party shall operate or be construed as a waiver in respect of any failure, breach or default not expressly identified by such written waiver, whether of a similar or different character, and whether occurring before or after that waiver. No failure to exercise, or delay in exercising, any right, remedy, power or privilege arising from this Agreement shall operate or be construed as a waiver thereof, nor shall any single or partial exercise of any right, remedy, power or privilege hereunder preclude any other or further exercise thereof or the exercise of any other right, remedy, power or privilege. For the avoidance of doubt, nothing contained in this Section 10.11 shall diminish any of the explicit and implicit waivers described in this Agreement.

Section 10.12 Governing Law. All issues and questions concerning the application, construction, validity, interpretation and enforcement of this Agreement shall be governed by and construed in accordance with the internal laws of the State of Delaware, without giving effect to any choice or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of laws of any jurisdiction other than those of the State of Delaware.

Section 10.13 Dispute Resolution and Mediation.

In the event of any dispute, claim, or controversy arising out of or relating to this Agreement (a "Dispute"), the Members shall first attempt in good faith to resolve the Dispute by direct negotiation. If the Dispute is not resolved through negotiation within 15 days after written notice of the Dispute is delivered to the other party, the Members agree to attempt to resolve the Dispute by mediation administered by shall be administered by the American Arbitration Association (the "***AAA***") under its Commercial Arbitration Rules and Mediation Procedures ("***Commercial Rules***"). The place of mediation shall be Las Vegas, Nevada. The Members shall use commercially

reasonable efforts to select a mediator and begin the mediation session within 30 days of a written demand. The costs of the mediation, including the mediator's fees, shall be shared equally among the Members involved, unless the mediator determines otherwise. If the Dispute is not resolved within 60 days after the mediation session begins, any party may submit the Dispute to binding arbitration pursuant to Section 10.14 herein. The mediation shall be strictly confidential, and all statements made during the process shall be treated as part of settlement negotiations only.

Section 10.14 Arbitration. Subject to Section 10.13 herein, any claim, dispute, or controversy of whatever nature arising out of or relating to this Agreement (including any other agreement(s) contemplated hereunder), including, without limitation, any action or claim based on tort, contract, or statute (including any claims of breach or violation of statutory or common law protections from discrimination, harassment and hostile working environment), or concerning the interpretation, effect, termination, validity, performance and/or breach of this Agreement, shall be administered by the American Arbitration Association (the "***AAA***") under its Commercial Arbitration Rules and Mediation Procedures ("***Commercial Rules***"). The award rendered by the arbitrator shall be final, non-appealable and binding on the parties and may be entered and enforced in any court having jurisdiction. There shall be one arbitrator agreed to by parties within twenty (20) days of receipt by respondent of the request for arbitration or, in default thereof, appointed by the AAA in accordance with its Commercial Rules. The place of arbitration shall be Las Vegas, Nevada. Except as may be required by law or to protect legal rights, neither a party nor the arbitrator may disclose the existence, content, or results of any arbitration without the prior written consent of the other parties. BY AGREEING TO THIS BINDING ARBITRATION PROVISION, THE PARTIES UNDERSTAND THAT THEY ARE WAIVING CERTAIN RIGHTS AND PROTECTIONS THAT MAY OTHERWISE BE AVAILABLE IF A CLAIM BETWEEN THE PARTIES WERE DETERMINED BY LITIGATION IN COURT, INCLUDING, WITHOUT LIMITATION, THE RIGHT TO SEEK OR OBTAIN CERTAIN TYPES OF DAMAGES PRECLUDED BY THIS PARAGRAPH, THE RIGHT TO A JURY TRIAL, CERTAIN RIGHTS OF APPEAL, AND A RIGHT TO INVOKE FORMAL RULES OF PROCEDURE AND EVIDENCE. BY AGREEING TO THIS BINDING ARBITRATION PROVISION, PARTIES WILL NOT BE DEEMED TO WAIVE THE COMPANY'S COMPLIANCE WITH THE FEDERAL SECURITIES LAWS AND THE RULES AND REGULATIONS PROMULGATED THEREUNDER. The arbitrator shall: (a) have the authority to compel adequate discovery for the resolution of the dispute and to award such relief as would otherwise be available under applicable law in a court proceeding; and (b) issue a written statement signed by the arbitrator regarding the disposition of each claim and the relief, if any, awarded as to each claim, the reasons for the award, and the arbitrator's essential findings and conclusions on which the award is based.

Section 10.15 Equitable Remedies. Each party hereto acknowledges that a breach or threatened breach by such party of any of its obligations under this Agreement would give rise to irreparable harm to the other parties, for which monetary damages would not be an adequate remedy, and hereby agrees that in the event of a breach or a threatened breach by such party of any such obligations, each of the other parties hereto shall, in addition to any and all other rights and remedies that may be available to them in respect of such breach, be entitled to equitable relief, including a temporary restraining order, an injunction, specific performance and any other relief that may be available from a court of competent jurisdiction (without any requirement to post bond).

Section 10.16 Attorneys' Fees. In the event that any party hereto institutes any legal suit, action or proceeding, including arbitration, against another party in respect of a matter arising out of or relating to this Agreement, the prevailing party in the suit, action or proceeding shall be entitled to receive, in addition to all other damages to which it may be entitled, the costs incurred by such party in conducting the suit, action or proceeding, including reasonable attorneys' fees and expenses and arbitration costs.

Section 10.17 Remedies Cumulative. The rights and remedies under this Agreement are cumulative and are in addition to and not in substitution for any other rights and remedies available at law or in equity or otherwise, except to the extent expressly provided in Section 6.02 to the contrary.

Section 10.18 Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall be deemed to be one and the same agreement. A signed copy of this Agreement delivered by facsimile, e-mail or other means of Electronic Transmission shall be deemed to have the same legal effect as delivery of an original signed copy of this Agreement.

Section 10.19 Independent Counsel. Each Member has read this Agreement and acknowledges that:

(a) Counsel for the Company prepared this Agreement on behalf of the Company;

(b) Such Member has been advised that a conflict may exist between such Member's interests, the interests of the other Members, and/or the interests of the Company;

(c) This Agreement may have significant legal, financial, and/or tax consequences to such Member;

(d) None of the Company, the Members, or any of its respective Affiliates or Representatives (including counsel) makes or has made any representations to such Member regarding such consequences; and

(e) Such Member has been advised to seek, and has had the full opportunity to seek, the advice of independent counsel and tax or other advisors regarding such consequences.

[*SIGNATURE PAGE FOLLOWS*]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

COMPANY: CERLOS® FACTORY I, LLC,
A Delaware Limited Liability Company

By: MOXY OID Factory Manager, LLC
Its: Manager

By:______________________________
Name: Robert Bedard
Title: Authorized Person

MEMBERS:

CERLOS® FACTORY GUARANTY, LLC,
A Delaware Limited Liability Company

By:______________________________
Name: Robert Bedard
Title: Authorized Representative

CERLOS® FACTORY ADVISOR, LLC,
A Delaware Limited Liability Company

By:______________________________
Name: Robert Bedard
Title: Authorized Representative

MOXY OID FACTORY MANAGER, LLC,
A Delaware Limited Liability Company

By:______________________________
Name: Robert Bedard
Title: Authorized Representative

SCHEDULE 1
LIST OF MEMBERS OF
CERLOS® FACTORY I, LLC

Pursuant to ARTICLE III, the following is a list of the Members of the Company and their initial contribution to the Company

NAME	ADDRESS	CAPITAL CONTRIBUTION	SERVICES CONTRIBUTED	NUMBER AND CLASS OF UNITS
MOXY OID Factory Manager, LLC (Member)	5740 Arville Street, Suite 220, Las Vegas, Nevada 89118	$2,500,000*	Materials Manager	114,000,000 Class A Common Units (76%)
CERLOS® Factory Guaranty, LLC (Member)	5740 Arville Street, Suite 220, Las Vegas, Nevada 89118	$0**	Equipment Lease and/or Loan Guaranty	12,000,000 Class A Common Units (8%)
CERLOS® Factory Advisor, LLC (Member)	5740 Arville Street, Suite 220, Las Vegas, Nevada 89118	$1,340,000***	Transactional Advisory	24,000,000 Class A Common Units (16%)
	(*add rows if necessary*)			

*May include deferred Management Services fees, or up to $2,500,000 in a loan advance to the Company. Any fees deferred shall be paid prior to any distributions under Section 4.01(b) of this Agreement.

**May include a cash contribution to the Company, balance sheet support, or other credit enhancements as necessary. Guaranty services may be required to satisfy guaranty's due from CERLOS® Factory I, LLC. Such guaranty services may be required to satisfy a revolving credit line, loan covenant, lease covenant, or equipment lease. Any fees deferred shall be paid prior to any distributions under Section 4.01(b) of this Agreement.

***May include deferred Debt Origination Fees, Underwriting Fees and Acquisition Fees, Disposition Fees, or Recapitalization Fees. Such deferred fees shall not exceed $1,340,000. Any fees deferred will be credited as Capital Contributions upon such closing and retained by the Company. Any fees deferred shall be paid prior to any distributions under Section 4.01(b) of this Agreement.

EXHIBIT A
FORM OF JOINDER AGREEMENT

CERLOS® FACTORY I, LLC
LIMITED LIABILITY COMPANY OPERATING AGREEMENT

Reference is hereby made to the Limited Liability Company Operating Agreement of **CERLOS® Factory I, LLC**, organized under the laws of Delaware (the "***Company***"), dated July __, 2026, as amended from time to time (the "***Agreement***"), among the Company and its Members. The undersigned ("***New Member***") hereby acknowledges it has received and reviewed a complete copy of the Agreement and agrees that upon execution of this Joinder Agreement, it shall become a party to the Agreement and shall be fully bound by, and subject to, all of the covenants, terms, and conditions of the Operating Agreement as though an original party thereto and shall be deemed, and is hereby admitted as, a Member for all purposes thereof and entitled to all the rights incidental thereto. Capitalized terms used herein without definition shall have the meanings ascribed thereto in the Agreement.

IN WITNESS WHEREOF, the undersigned has executed this Agreement as of the _________________.

NEW MEMBER:

For Individuals:

____
Signature of Member

Print Name:_______________________

For Entity:

____
Legal Name of Entity

____
Name of Authorized Signatory

By: _________________________
(Signature)

Title: _________________________

AGREED AND ACCEPTED:

CERLOS® FACTORY I, LLC,
A Delaware Limited Liability Company

By: MOXY OID Factory Manager, LLC
Its: Manager

By:_______________________________
Name: Robert Bedard
Title: Authorized Representative

EXHIBIT B
DESCRIPTION OF AGREEMENTS
WITH AFFILIATES OF THE MANAGER AND/OR MEMBERS

1. **License and Know-How Agreement with MOXY OID Composites USA, Inc.:** The Company's primary intellectual property, including its patents and trademarks, has been licensed through a *License and Know-How Agreement* with MOXY OID. The Company will pay MOXY OID an annual licensing fee to secure the right to manufacture CERLOS® Siding and CERLOS® Facia product at its factory location in Texas. Upon signing, the licensing fee to MOXY OID will be $.03 cents per square foot of production capacity. Upon production, an additional $.07 cents per square foot of production capacity will be charged as a royalty fee. At the time of full production, the total annual licensing and royalty fee will be $.10 cents per square foot of production capacity.

2. **Management Services Agreement with MOXY OID Factory Manager, LLC:** The Company will pay MOXY OID Factory Manager, LLC, the Manager of the Company and for which Robert Bedard is on the Board of Managers, for management services. This entity will actively participate in the oversight and staffing of the project. The Manager will provide back office support, IT support, HR support, Senior Management selection, support and training, marketing materials and communications, supplier relationship management, and insurance needs for a monthly fee of $30,000. Any direct costs incurred by the Manager will be billed to the Company at cost plus 10% of receipt.

3. **Guaranty Services Agreement with CERLOS® Factory Guaranty, LLC:** The Company may enter into a Guaranty Services Agreement to provide balance sheet support for loan covenant purposes. It is anticipated that a personal guaranty may be required for an equipment lease, credit facility, industrial lease, or mortgage. If necessary, the Guaranty Services Agreement will be negotiated in good faith, and any such fees or economic benefit will be paid through the Guaranty Member entity.

4. **Advisory Services Agreement with CERLOS® Factory Advisor, LLC:** The Company will pay CERLOS Factory Advisor, LLC, for which Robert Bedard is on the Board of Managers, for advisory services. Future team members or third-party service providers will be compensated for Capital Transaction advisory services, as follows: 2% Underwriting Fee, 1% Debt Origination Fee, 1% Acquisition Fees, 1% Disposition Fees, and 1% Recapitalization Fees. It is anticipated that specialists will be required to perform such advisory services to properly support the various phases of formation, growth, and monetizing or exit events of the Company.

EXHIBIT E
Financial Statements
(Attached)

CERLOS(R) Factory I, LLC

AUDITED FINANCIAL STATEMENTS

AS OF AND FOR THE ONE DAY ENDED MARCH 31, 2026 (INCEPTION)

INDEX TO FINANCIAL STATEMENTS

INDEPENDENT AUDITOR'S REPORT

To the Manager of
CERLOS(R) Factory I, LLC
Las Vegas, Nevada

Opinion

We have audited the financial statements of CERLOS(R) Factory I, LLC (hereinafter referred to as "the Company"), which comprises the balance sheet as of the Inception date (March 31, 2026), and the related statements of operations, changes in members' equity/(deficit), and cash flows for the one day then ended, and the related notes to the financial statements. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company as of the Inception date (March 31, 2026), and the results of its operations and its cash flows for the one day then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a period of twelve months from the date of issuance of these financial statements.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users made on the basis of these financial statements.

In performing an audit in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.

• Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

• Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.

• Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

• Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

Substantial Doubt About the Company's Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 7 to the financial statements, the Company was formed on March 31, 2026, had not commenced operations, and had no cash or other assets, no revenue, and no committed source of financing as of that date. The Company has stated that these conditions and events raise substantial doubt about its ability to continue as a going concern. Management's evaluation of these conditions and events and its plans regarding these matters, including seeking financing through a proposed Regulation Crowdfunding offering and additional debt and/or equity financing, are also described in Note 7. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

SetApart Accountancy Corp.

August 14, 2026
Calabasas, California

As of	Inception March 31, 2026
(USD $ in Dollars)	
ASSETS	
Current Assets:	
Cash	$ -
Total current assets	**-**
Total assets	**$ -**
LIABILITIES AND MEMBERS' EQUITY/(DEFICIT)	
Total Liabilities	**-**
MEMBERS' EQUITY/(DEFICIT)	
Members' Equity/(Deficit)	-
Total Members' Equity/(Deficit)	**-**
Total Liabilities and Members' Equity/(Deficit)	**$ -**

See accompanying notes to financial statements.

STATEMENT OF OPERATIONS

(USD $ in Dollars)	For the one day ended March 31, 2026
Revenue	$ -
Cost of Revenue	-
Gross Profit/ (Loss)	-
General and Administrative	-
Total Operating Expenses	-
Operating Income/(Loss)	-
Income/(Loss) Before Provision for Income Taxes	-
Provision/(Benefit) for Income Taxes	-
Net Income/(Loss)	**$ -**

See accompanying notes to financial statements.

STATEMENT OF CHANGES IN MEMBERS' EQUITY/(DEFICIT)

(in , $US)	Members' Equity / (Deficit)
Inception Date- March 31, 2026	**$ -**
Net Income/(Loss)	-
Balance— March 31, 2026	**$ -**

See accompanying notes to financial statements.

STATEMENT OF CASH FLOWS

	For the one day ended March 31, 2026
(USD $ in Dollars)	
CASH FLOW FROM OPERATING ACTIVITIES	
Net Income/(Loss)	$ -
Net Cash Provided/Used in Operating Activities	**-**
CASH FLOW FROM INVESTING ACTIVITIES	
Net Cash Provided/Used in Investing Activities	**-**
CASH FLOW FROM FINANCING ACTIVITIES	
Net Cash Provided/Used in Financing Activities	**-**
Change In Cash	-
Cash—Beginning of Day	-
Cash—End of Day	**$ -**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION	
Cash Paid For Interest	$ -
Cash Paid For Taxes	$ -

See accompanying notes to financial statements.

1. NATURE OF OPERATIONS

CERLOS(R) Factory I, LLC was formed on March 31, 2026 in the state of Delaware. The financial statements of CERLOS(R) Factory I, LLC (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Las Vegas, Nevada.

CERLOS® Factory I, LLC (the "Company", or the "Issuer"), is the owner of the factory and manufacturing equipment. The Company is offering two securities: (1) Class B Common Unit to Reg CF non-accredited investors and (2) The Company is offering a Class C Preferred Unit of the Issuer issued in a Reg D 506(c) offering. The Company has no other business activities other than producing CERLOS(R) products to be manufactured. The Company, as the Issuer, will be the manufacturer of CERLOS(R) Siding and Facia, and the product is a wood-based product positioned to compete against fiber cement products.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The summary of significant accounting policies is presented to assist in understanding the Company's financial statements. The accounting policies conform to accounting principles generally accepted in the United States of America ("GAAP" and "US GAAP").

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

The Company has been organized as a limited liability company and has elected to be taxed as a partnership, which is not a tax-paying entity for federal income tax purposes, and therefore, no provision for federal income taxes is reflected in its records. The income or loss of the limited liability company is passed through to the members and reported on their individual income tax returns.

Related Parties

The Company discloses transactions with related parties in accordance with ASC 850, Related Party Disclosures. Related parties include directors, officers, principal owners, their immediate family members, and entities under common ownership or control. Transactions with related parties are recorded at amounts agreed upon between the parties, which may not necessarily be equivalent to amounts that would have been incurred in an arm's-length

transaction. The Company evaluates related party arrangements on a periodic basis to determine the appropriate recognition, measurement, and disclosure in the financial statements.

Contingencies and Commitments

The Company accounts for commitments and contingencies in accordance with ASC 450, Contingencies. A liability for a loss contingency is recognized when it is probable that a liability has been incurred and the amount of the loss can be reasonably estimated. If a loss contingency is only reasonably possible, or if the amount cannot be reasonably estimated, disclosure is made in the notes to the financial statements, but no liability is recorded. Commitments, including contractual obligations and guarantees, are disclosed when material. The Company regularly evaluates legal claims, regulatory matters, and other obligations to determine whether recognition or disclosure is required.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements, to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through the date the financial statements were issued.

3. EQUITY

No membership units have been issued and were outstanding as of March 31, 2026.

Voting Rights

MOXY OID Factory Manager, LLC (the “Manager”), have direct control over the operations of the Company. The Manager is managed by a Board of Managers, which holds full decision-making authority. Certain significant actions, such as amendments to the operating agreement, issuance of additional membership units, or dissolution of the Company, require the approval of members holding a specified majority interest.

Distribution Rights

The Company is structured as the operating entity. It will generate independent revenues but may receive--and, if received--allocates such proceeds to Company members on a pro-rata basis in accordance with their ownership interests. Distributions are made when declared, and may include dividends, profits, or liquidation proceeds.

Liquidity Rights (Transfer & Exit Restrictions)

Membership interests are subject to transfer restrictions. Transfers are generally prohibited during the initial one-year holding period, except in limited cases such as transfers to accredited investors as defined under SEC Rule 501, transfers to family members or trusts, or pursuant to a registered securities offering. After the expiration of the one-year holding period, transfers remain subject to Manager approval and applicable securities law requirements. Upon dissolution of the Company, members will be entitled to receive a direct transfer of securities or liquidation proceeds, as applicable. For complete Transfer language, please see Section 2.03, 2.05 6.01, and 6.02 of the Company Operating Agreement.

4. CONTINGENCIES AND COMMITMENTS

Contingencies

The Company's operations are subject to a variety of local, state, and federal regulations. Failure to comply with these requirements may result in fines, penalties, restrictions on operations, or losses of permits, which will have an adverse impact on the Company's operations and might result in an outflow of economic resources.

Litigation and Claims

From time to time, the Company may be involved in or exposed to litigation arising from operations in the normal course of business. As of March 31, 2026, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

5. RELATED PARTY TRANSACTIONS

There are no related party transactions as of March 31, 2026.

6. SUBSEQUENT EVENTS

CERLOS(R) Factory I, LLC, has evaluated subsequent events through March 31, 2026, the date the financial statements were issued.

On March 31, 2026, the Company issued 92,500 Class C Preferred Units of non-voting stock at $1.00 per share for gross proceeds of $92,500. The proceeds are intended for general corporate purposes and working capital for CERLOS® Factory I, LLC. In addition to Class C Preferred Units that are non-voting, the Company will issue Class B Common Units non-voting and do so through a Reg CF issuance.

A Member Limited Liability Company was organized on March 31, 2026. The Company formed CERLOS(R) Factory Members, LLC, a Delaware limited liability company (the "Member"). The Member did not need to file a special form with the IRS but will file a Form 8832 and elect to be taxes as a Partnership. The Member is preparing a Reg D issuance for U.S. accredited investors. All funds deposited into the Member will receive preferred units. 100% of the proceeds will be invested into CERLOS(R) Factory I, LLC. During April 2026, the Member received $92,500 from the Blocker Member, and all $92,500 was deposited into CERLOS(R) Factory I, LLC. The formation and contribution had no material effect on the Company's financial position or results of operations as of and for the one day ended March 31, 2026.

A Blocker Corporation was organized on March 31, 2026. The Company formed CERLOS® Factory Member Blocker Corp, a Delaware corporation (the "Blocker"). The Blocker did not need to file a special form with the IRS to be a C corporation; it is the default federal tax status for a standard corporation. The Blocker is preparing a Reg S issuance for international investors and will structure for FIRPTA, ECI, and OID client needs. The Blocker was established to serve as a blocker entity for certain tax-exempt and foreign LLC members. All funds deposited into the Blocker will receive preferred units in CERLOS® Factory Members, LLC. During April 2026, the Blocker Corporation received $92,500 in funds and invested 100% of the proceeds into CERLOS® Factory Members, LLC. The formation and contribution had no material effect on the Company's financial position or results of operations as of and for the period ended March 31, 2026.

7. GOING CONCERN

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. The Company was formed on March 31, 2026, had not commenced operations as of that date, and had no cash or other assets, no revenue, and no committed source of financing. The Company expects to incur operating and other costs before generating sufficient revenue and cash flows from operations. Based on these conditions and the Company's anticipated cash requirements, management has concluded that it is probable that the Company will be unable to meet its obligations as they become due within one year after the date these financial statements are issued unless the Company obtains additional financing. Accordingly, substantial doubt exists about the Company's ability to continue as a going concern.

To accommodate U.S. Persons who are accredited and non-accredited investors, and to facilitate Non-U.S. persons who are accredited investors, Management plans to seek financing through a Regulation D offering, Regulation CF offering, and a Regulation S offering, and as necessary, through additional debt and/or equity financing. However, the proposed offering has not been completed, and no additional financing has been committed. Therefore, management's plans do not alleviate the substantial doubt about the Company's ability to continue as a going concern. The Company's ability to continue as a going concern is dependent upon its ability to obtain sufficient financing and ultimately generate adequate revenue and positive cash flows from operations. There can be no assurance that the Company will obtain financing on acceptable terms, or at all. If sufficient financing is not obtained, the Company may be required to delay, reduce, or discontinue its planned operating and investment activities.

The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

EXHIBIT F
Video Transcript
(Attached)

v7_Cerlos_Campaign.txt
English (US)

00:00:02.240 – 00:01:16.700 · Speaker 1
Our home is one of the most expensive things we will ever own. Yet we still build homes with the same materials we've used for over a century. Building materials burn. They develop mold and are devoured by termites. It rots, warps, and cracks from the water and the weather. And for materials that don't burn, many contain carcinogens or other toxins.

And when disaster strikes, the costs are staggering. The Pacific Palisades and Eden Fires alone took 30 lives and had economic damage of over $250 billion, and 47% of the homes have mold, causing thousands of deaths and more than $20 billion in health care costs. Termites impact over 600,000 homes. Water related damages are in the hundreds of billions.

Airborne carcinogens and toxins are estimated to cost more than 100,000 lives per year, and these numbers are in the US alone, homes need to be safer, healthier and less expensive. It's time for a completely new building material. One for today and one for the future. It's time for solos, and

00:01:18.140 – 00:01:19.020 · Speaker 1
solos is.

00:01:19.020 – 00:01:52.660 · Speaker 2
The ultimate building material. It keeps you safer, healthier, and cost less than many of the building materials in your home today. We make it by turning agricultural and forestry scrap into a hybrid material with workability of wood and durability of rock. Yet solos installs with the same carpentry tools every builder already owns.

The attributes of solos are incredible. It has a class A fire rating, its nontoxic, mold proof, termite proof, and is all weather stable. It's even 100% recyclable.

00:01:52.700 – 00:02:16.410 · Speaker 1
If this sounds too good to be true, then certainly it probably would not be disruptive. Solos did not happen by accident. We've dedicated over $30 million and nearly two decades of intense R&D to get here. Our pilot plant validated our product and commercial process, and we filed for patents with two more patents to be filed in 2026.

00:02:16.450 – 00:02:32.650 · Speaker 3

Hi, I'm Tom Chee. I've been backing deep tech and climate tech for over 15 years, and it's very rare to run into a material like Cerrillos, both in terms of its low cost bunch of functional benefits and incredibly low environmental footprint.

00:02:32.690 – 00:02:55.290 · Speaker 1
A new standard is precisely what the industry needs. Insurers are abandoning fire prone states, regulators are banning toxic materials, and builders can't get enough material to meet the demand for hardened homes. Searles is the first new material ready to meet these demands, making now the perfect time to scale by investing.

00:02:55.330 – 00:03:49.710 · Speaker 2
Today, you'll play a key role in bringing our first commercial manufacturing facility online. We are calling it Sergio's Factory one. Our strategy is straightforward. Build silos, factory one and supply. AFP. Why? AFP? Because they are one of the largest material distributors in the US, and AFP is committed, purchasing 100% of our surplus product.

We're starting by selling into a $20 billion US siding and facial market. Silos is a platform technology that offers game changing products. We are disrupting a $1.5 trillion global building material industry. For several years, we have deliberately reduced the key risk to challenge new ventures.

Our offtake is secured. The customers are in place. The science is validated and our patent submissions are filed. The path is clear. Open Cerrillos factory one.

00:03:49.750 – 00:04:02.430 · Speaker 1
The last 15 years have been building to this moment. The only thing missing is you own a stake in American ingenuity driving the next generation of building materials. Invest in Searle's factory one today.